UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended July 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From   to

Commission file number: 001-35319



Steel Connect, Inc.
(Exact name of registrant as specified in its charter)

Delaware	04-2921333
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
590 Madison Ave. **New York, New York**	**10022**
(Address of principal executive offices)	**(Zip Code)**

(914) 461-1276
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	STCN	Nasdaq Capital Market
Rights to Purchase Series D Junior Participating Preferred Stock	—	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant computed by reference to the price at which the common stock was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $80.2 million.

On October 16, 2023, the Registrant had 6,267,230 outstanding shares of common stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Unless earlier included in an amendment to this Annual Report on Form 10-K, portions of the registrant's definitive proxy statement to be delivered to stockholders in connection with the Company's 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

STEEL CONNECT, INC.

TABLE OF CONTENTS
ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED JULY 31, 2023

As used in this Form 10-K (this "Report" or this "Form 10-K"), unless the context otherwise requires, the terms "we," "us," "our," "Steel Connect" and the "Company" refer to Steel Connect, Inc., a Delaware corporation, together with its consolidated subsidiaries.

All dollar amounts used in this Report are in thousands, except for common share and per common share data, unless otherwise indicated.


PART I

FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY


This Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, in particular, forward-looking statements under the headings "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data." These statements appear in a number of places in this Report and include statements regarding the Company's intent, belief or current expectations with respect to (i) its financing plans, (ii) trends affecting its financial condition or results of operations and (iii) the impact of competition. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements; however, this Report also contains other forward-looking statements in addition to historical information. All statements other than statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The factors and uncertainties described in "Risk Factors" in Part I, Item 1A of this Report, among others, could cause actual results to differ materially from those described in these forward-looking statements.

ITEM 1. — BUSINESS

Steel Connect, Inc. (the "Company") is a holding company which operates through its wholly-owned subsidiary, ModusLink Corporation ("ModusLink" or "Supply Chain"). The Company previously operated under the names ModusLink Global Solutions, Inc., CMGI, Inc. and CMG Information Services, Inc. and was incorporated in Delaware in 1986.

ModusLink is an end-to-end global supply chain solutions and e-commerce provider serving clients in markets such as consumer electronics, communications, computing, medical devices, software and retail. ModusLink designs and executes critical elements in its clients' global supply chains to improve speed to market, product customization, flexibility, cost, quality and service. These benefits are delivered through a combination of industry expertise, innovative service solutions, and integrated operations, proven business processes, an expansive global footprint and world-class technology. ModusLink also produces and licenses an entitlement management solution powered by its enterprise-class Poetic software, which offers a complete solution for activation, provisioning, entitlement subscription and data collection from physical goods (connected products) and digital products. ModusLink has an integrated network of strategically located facilities in various countries, including numerous sites throughout North America, Europe and Asia.

The Company has approximately 1,000 employees worldwide.

Steel Partners and Steel Connect Exchange Transaction

On April 30, 2023, Steel Partners Holdings L.P. ("Steel Holdings") and the Company executed a series of agreements in which Steel Holdings and certain of its affiliates (the "Steel Partners Group") agreed to transfer certain marketable securities held by the Steel Partners Group to the Company in exchange for 3.5 million shares of Series E Convertible Preferred Stock of the Company (the "Series E Convertible Preferred Stock", and, such transfer and related transactions, the "Exchange Transaction"). Following approval by the Company's stockholders pursuant to NASDAQ Marketplace Rules, the Series E Convertible Preferred Stock is convertible into an aggregate of 19.8 million shares of the Company's common stock, par value $0.01 per share (the "common stock" or "Common Stock"), and will vote together with the Company's common stock and participate in any dividends paid on the Company's common stock, in each case on an as-converted basis. Upon conversion of the Series E Convertible Preferred Stock, the Steel Partners Group would hold approximately 84.0% of the outstanding equity interests of the Company. The Exchange Transaction closed on May 1, 2023, which is the date that the consideration was exchanged between Steel Holdings and the Company.

On May 1, 2023, we completed the Exchange Transaction with Steel Holdings and are now a direct wholly owned subsidiary of Steel Holdings. We have elected pushdown accounting in which we use Steel Holdings' basis of accounting, which reflects the fair market value of our assets and liabilities at the date of the Exchange Transaction. As a result, we have reflected the required pushdown accounting adjustments in our consolidated financial statements. Due to the application of pushdown accounting, our consolidated financial statements and certain footnote disclosures are presented in two distinct periods to indicate the application of two different bases of accounting, which may not be comparable, between the periods presented. The pre-exchange period through April 30, 2023 is referred to as the "Predecessor" period. The post-exchange period, May 1, 2023 through July 31, 2023, includes the impact of pushdown accounting and is referred to as the "Successor" period. See Note 1 — "Nature of Operations" and Note 3 — "Exchange Transaction" for further information regarding the Exchange Transaction and our application of pushdown accounting.

Disposition of Interest in Aerojet Shares

As a result of the Exchange Transaction, the Company recorded $202.7 million to investments, which represents the fair value of the Aerojet common stock transferred to Steel Connect. As of July 31, 2023, the Company had disposed of all its interest in Aerojet common stock. The majority of Aerojet common stock was purchased when L3 Harris closed its merger with Aerojet. As of July 31, 2023, the Company received $53.3 million in cash and had a receivable of $154.5 million for proceeds receivable, which was received in August 2023. The Company received total net proceeds of $207.8 million in exchange for all of its Aerojet shares.

Disposition of IWCO Direct

On February 25, 2022 ("the Disposal Date"), the Company entered into a transaction agreement (the "Transaction Agreement") with (a) IWCO Direct Holding Inc. ("IWCO Direct" or "Direct Marketing") and its indirect subsidiaries, (b) Cerberus Business Finance, LLC, in its capacities as collateral agent and administrative agent under a financing agreement (in such capacities, the "Agent"), dated as of December 15, 2017, between IWCO Direct, IWCO Direct's direct and indirect subsidiaries, the Agent and the lenders party thereto (the "Lenders") (the "Financing Agreement"), (c) the Lenders, (d) the Lenders or their respective designees listed on the signature pages to the Transaction Agreement under the caption "Participating Lender Purchasers" (the "Participating Lender Purchasers"), (e) SPH Group Holdings LLC (the "Sponsor") and (f) Instant Web Holdings, LLC (the "Buyer"), an entity owned by the Participating Lender Purchasers. On the Effective Date (as defined in the Transaction Agreement) and pursuant to the terms of the Transaction Agreement, the Company transferred all of its interests in IWCO Direct to the Buyer as part of a negotiated restructuring of the capital structure and certain financial obligations of IWCO Direct under the Financing Agreement as contemplated by the Transaction Agreement (the entire transaction being referred to as the "IWCO Direct Disposal"). The assets and liabilities and results of operations of the IWCO Direct business are reported as discontinued operations for all periods presented. See Note 1 — "Nature of Operations" and Note 4 — "Discontinued Operations" of the accompanying notes to the consolidated financial statements included in Item 8 in this Exhibit for further details regarding the disposition of IWCO Direct.

ModusLink's Services

ModusLink's revenue primarily comes from sales of adaptive supply chain services to its clients. Among ModusLink's core supply chain services are packaging, kitting & assembly, fulfillment, digital commerce and reverse logistics.

Packaging, Kitting & Assembly — These services center on developing and executing a strategy that has product configuration and packaging done at the optimal time, and for the greatest strategic benefit. With sites located in the Americas, the Asia-Pacific region and Europe, ModusLink affords manufacturers just-in-time flexibility. Options with this service include the ability to delay product/order configuration until the order fulfillment stage, and using the facilities closest to a client's customers. In addition, ModusLink's light manufacturing services cover the final assembly of components and parts into finished goods, including build-to-order customization. ModusLink also offers additional value-added processes such as product testing, radio frequency identification tagging, product or service activation, language settings, personalization, and engraving and multi-channel packaging and packaging design.

Fulfillment — ModusLink's Fulfillment Services are highly integrated and supported by a best-of-breed technology infrastructure to enable clients to quickly increase efficiency and reduce costs. It has deep experience and is exceptionally skilled at handling the fulfillment requirements of multiple channels, be they manufacturing sites, distribution centers, retail operations or individual consumers dispersed across the globe. ModusLink is equally strong in adapting to the needs of retail/B2B or B2C product movement with respect to bringing product to market, including order management, pick, pack and ship, retail compliance and demand planning services, which are integral components of ModusLink's Fulfillment Services. In addition, ModusLink can help optimize component and finished goods inventory levels for better efficiency and cost savings. Clients also look to ModusLink for the physical programming of digital content — such as software, firmware, upgrades or promotional material — onto numerous types of flash media, including SD and MicroSD cards, USB drives, navigation systems, smartphones and tablets. This programming includes content protection and activation options, as well as full IP security. As direct-to-consumer volumes increase, ModusLink is able to provide a customer experience that can further enhance a brand's relationship with consumers.

Digital Commerce — ModusLink's Digital Commerce Services are based on ModusLink's cloud-based e-commerce platform. These e-Business services remove the complexities and risk of a global web store, optimizing each stage of the online buying experience so that products can be quickly and easily purchased, serviced and delivered anywhere in the world. This end-to-end approach is fully integrated with global payment, customer relationship management (CRM) and fulfillment systems, helping clients to quickly and easily expand into a new region and country. In addition, if a client needs help in managing and optimizing its commerce solution once established, ModusLink can support that too. By leveraging ModusLink's e-commerce partnerships with Intershop and Shopify, clients can better meet revenue goals, drive growth and build their brands around the globe. Integration with either partner provides clients with a single, comprehensive view of their customers at every stage of their relationships. ModusLink can also manage the installation, integration and all technical operations for an online store, so a client can dedicate time and resources to its core business. By being able to adapt to their digital commerce and supply chain needs, ModusLink can help clients reach new markets, optimize order processing and customer service, reduce costs, and increase margins and flexibility without having to invest in their own infrastructure and personnel.

Reverse Logistics — ModusLink's Reverse Logistics Services simplify the returns process for retailers and manufacturers that want to improve service parts management and the value of returned assets. ModusLink manages the end-to-end process, including receipt, RMA, sorting, triage, credit processing and ultimate disposition of the returned product. Its approach to reverse logistics employs a modular global system that combines existing and new supply chain solutions, so clients can gain actionable insight into their reverse supply chains, which leads to reduced costs and increased customer service and satisfaction levels.

ModusLink's business solutions integrate with other supply chain service providers such as contract manufacturing companies and transportation providers.

Reportable Segment

Subsequent to the Company's disposition of the Direct Marketing reportable segment with the IWCO Direct, the Company has one reportable segment: Supply Chain. The Company also has Corporate-level activity, which consists primarily of costs associated with certain corporate administrative functions such as legal, finance, share-based compensation and acquisition costs which are not allocated to the Company's reportable segments. The Corporate-level balance sheet information includes cash and cash equivalents, notes payable, and other assets and liabilities, which are not identifiable to the operations of the Company's reportable segment. Certain reportable segment information, including revenue, profit (loss) and asset information, is set forth in Note 24 — "Segment Information" of the accompanying notes to consolidated financial statements included in Item 8 in this Report and in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Technology Infrastructure

ModusLink's information technology systems and infrastructure serve as the backbone of a client's fully integrated global supply chain services and manages the flow and use of physical assets and information. ModusLink offers a secure and redundant operating environment to ensure the integrity and privacy of its clients' data. ModusLink works with clients to integrate data, tools and applications to deliver an optimized solution that meets its clients' business needs and improves management of the global supply chain. ModusLink's ERP system is designed to provide the visibility and control needed for better decision making, rapid response to global market dynamics and effective asset utilization across services and geographies.

Competition

The market for the supply chain management service offerings provided by ModusLink is highly competitive. As a provider with service offerings covering a range of supply chain operations and activities across the globe, ModusLink competes with different companies depending on the type of service it is providing or the geographic area in which an activity is taking place. ModusLink faces competition from Electronics Manufacturing Services/Contract Manufacturers (EMS/CM), third party logistics (3PL) providers, Supply Chain Management (SCM) companies and regional specialty companies. For certain digital commerce services, ModusLink's competition includes global outsource providers, software as a service (SaaS) providers, technology providers and computer software providers offering content and document management solutions. As a provider of an outsourcing solution, ModusLink's competition also includes current and prospective clients, who evaluate ModusLink's capabilities in light of their own capabilities and cost structures.

The Company believes that the principal competitive factors in its market are quality and range of solutions and services, technological capabilities, costs, location of facilities, responsiveness and adaptability. With ModusLink's set of supply chain services, global footprint, strong client service acumen and its integrated global supply chain digital commerce services, the Company believes that it is well positioned to compete in each of the markets it serves, while expanding across various industry subsets. For more information, see "Item 1A. Risk Factors — Risks Related to Our Business, Operations and Industry — Our business is subject to intense competition."

Clients

A limited number of clients account for a significant percentage of the Company's consolidated net revenue. For the fiscal years ended July 31, 2023 and 2022, the Company's 10 largest clients accounted for approximately 83% and 78% of consolidated net revenue, respectively. Two clients accounted for 41% and 13% of the Company's consolidated net revenue for the fiscal years ended July 31, 2023, and two clients accounted for 31% and 12% of the Company's consolidated net revenue for the fiscal year ended July 31, 2022. No other clients accounted for greater than 10% of the Company's consolidated net revenue for the fiscal years ended July 31, 2023 and 2022. In general, the Company does not have many agreements which obligate any client to buy a material amount of services from the Company, or which designate the Company as its sole supplier of any particular services. The Company sells its services to its clients primarily on a purchase order basis, which is subject to demand variability. As such, the loss of a significant amount of business or program with any key client could have a material adverse effect on the Company. The Company believes that it will continue to derive a majority of its consolidated operating revenue from sales to a small number of clients.

There can be no assurance that revenue from key clients will not decline in future periods.

Resources

The Company purchases and maintains adequate levels of inventory in order to meet client needs on a timely basis. The Company has no guaranteed price, quantity or delivery agreements with its suppliers. Because of the diversity of its services, as well as the wide geographic dispersion of its facilities, the Company uses numerous sources for the wide variety of raw materials needed for its operations.

International Operations

In addition to its North American operations, ModusLink conducts business in several countries, including Mainland China, the Czech Republic, the Netherlands, Ireland and Singapore, among others. During the years ended July 31, 2023 and 2022, net revenues from our foreign operations accounted for approximately 75% and 75% of total net revenues, respectively.

The Company's international operations increase its exposure to U.S. and foreign laws, regulations and labor practices, which are often complex and subject to variation and unexpected changes with which the Company must comply. A substantial portion of our international business is conducted in Mainland China, where we face (i) the challenge of navigating a complex set of licensing and tax requirements and restrictions affecting the conduct of business in Mainland China by foreign companies, (ii) potential limitations on the repatriation of cash, (iii) and foreign currency fluctuation. For more information, see "Item 1A. Risk Factors — Risks Related to Our Business, Operations and Industry — We conduct business outside of the U.S., which exposes the Company to additional risks not typically associated with companies that operate solely within the U.S."

Our Information

Under the Exchange Act, we are required to file with or furnish to the Securities and Exchange Commission ("SEC") annual, quarterly and current reports, proxy and information statements and other information. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

The Company's shares of common stock are listed on the Nasdaq Capital Market under the symbol "STCN." Our business address is 590 Madison Ave., New York, New York 10022, and our telephone number is (914) 461-1276. The Company's internet website is www.steelconnectinc.com. The Company makes available, free of charge, through its Internet website, the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Forms 3, 4 and 5 filed by directors and officers, and amendments to those reports, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC. The Company may use its website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through the Company's website. Information contained on the Company's website is not included as part of, or incorporated by reference into, this Report.

ITEM 1A. — RISK FACTORS

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this Report, before you decide whether to purchase our common stock. These factors are not intended to represent a complete list of the general or specific risks that may affect us. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you many lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS, OPERATIONS AND INDUSTRY

Changes in our relationships with significant clients, including the loss or reduction in business from one or more of them, could have a material adverse impact on our business.

We depend on a small number of clients for a substantial portion of our business. For the fiscal years ended July 31, 2023 and 2022, the Company's 10 largest clients accounted for approximately 83% and 78% of consolidated net revenue, respectively. Two customers accounted for approximately 41% and 13% of the Company's consolidated net revenue for the fiscal year ended July 31, 2023, and two customers accounted for 31% and 12% of the Company's consolidated net revenue for the fiscal year ended July 31, 2022. No other clients accounted for greater than 10% of the Company's consolidated net revenue for the fiscal years ended July 31, 2023 and 2022.

In general, the Company does not have any agreements which obligate any client to buy a material amount of services from it or designate it as an exclusive service provider. Consequently, the Company's net revenue is subject to demand variability by our clients. The level and timing of orders placed by the Company's clients vary for a variety of reasons, including seasonal buying by end-users, the introduction of new technologies and general economic conditions. Changes in relationships with significant clients may require us to evaluate our other long-lived assets for impairment, which may require us to record an impairment charge. Decreases in client demand or volumes or loss of business from one or more of these clients could have a materially adverse impact on our business, financial condition or results from operations. For more information, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates."

If the demand for supply chain management services declines, or if we are unable to or do not effectively integrate new or emerging marketing industry trends into our services and offerings, our revenue and results of operations could be adversely affected.

Customer traffic and demand for our supply chain management services may be influenced by changing consumer demands and industry trends. Some of our competitors may expend more for their marketing programs than we do, or use different approaches than we do, which may provide them with a competitive advantage. Furthermore, we may not effectively develop or implement strategies with respect to rapidly evolving industry trends, including outsourcing supply chain management services, among other business practices. If our marketing efforts are not as successful or cost-effective as anticipated, our revenue and results of operations could be adversely affected.

We may have difficulty achieving and sustaining operating profitability, and if that depletes our working capital balances, our business could be materially and adversely affected.

For the fiscal years ended July 31, 2023 and 2022, we reported an operating income from continuing operations of $8.4 million and $1.2 million, respectively. We anticipate that we will continue to incur significant fixed operating expenses in the future within both cost of revenue and selling, general and administrative expenses. Therefore, since our revenue is subject to fluctuations, there can be no assurance that we will sustain operating income in the future. We may also use significant amounts of cash in an effort to increase the efficiency and profitability of our business. If we are unable to achieve or sustain operating profitability, we risk depleting our working capital balances, and our business could be materially adversely affected.

Because most of our contracts do not contain minimum purchase requirements and we sell primarily on a purchase order basis, we are subject to uncertainties and variability in demand by clients, which could materially decrease revenue and adversely affect our financial results.

Our contracts generally do not include minimum purchase requirements, and we sell primarily on a purchase order basis. Therefore, our sales are subject to unpredictable variability by our clients and have fluctuated historically. These fluctuations may continue, sometimes materially, from year to year and even from quarter to quarter. The level and timing of orders placed by these clients vary for a variety of reasons, including seasonal buying by end-users of Supply Chain customers, as well as individual client strategies, the introduction of new technologies, the desire of our clients to reduce their exposure to any single supplier and general economic conditions impacting our Supply Chain segment. If we are unable to anticipate and respond to the demands of our clients, we may lose clients because we have an inadequate supply of their products or insufficient capacity at our sites, or alternatively, we may have excess inventory or excess capacity, either of which may have a materially adverse effect on our business, financial position and operating results.

Epidemics, pandemics, outbreaks of disease and other adverse public health developments, including COVID-19, previously had, and may in the future have, an adverse effect on our business, results of operations, financial condition and cash flows.

Epidemics, pandemics, outbreaks of novel diseases and other adverse public health developments in countries and states where we operate may arise at any time. Such developments, including the COVID-19 pandemic, have had, and in the future may have, an adverse effect on our business, results of operations, financial condition and cash flows. These effects include a potentially negative impact on our business activity and limited availability and productivity among our workforce and suppliers. In particular, reduced customer demand for our products, disruption in or closures of our manufacturing operations or those of our customers and suppliers, delays and disruption in the supply chain, limited productivity and efficiency of our personnel, availability of qualified personnel and increased cybersecurity risks associated with remote working environments, among other consequences, could increase our costs for raw materials and commodity costs, limit our ability to meet customer demand or otherwise have a material adverse effect on our business, results of operations, financial condition and cash flows. Precautionary measures that we may take in the future intended to limit the impact of any epidemic, pandemic, disease outbreak or other public health development may result in additional costs. In addition, such epidemics, pandemics, disease outbreaks or other public health developments may adversely affect economies and financial markets throughout the world, such as the effect that COVID-19 has had on world economies and financial markets, which may affect our ability to obtain additional financing for our businesses and demand for our products and services. The extent to which public health developments will impact our business and our financial results in the future will depend on various factors, which are highly uncertain and cannot be predicted. Such factors may include disease severity and spread, outbreak duration, extent of any reoccurrence or any evolutions or mutations of the virus, and availability, administration and effectiveness of vaccines and development of therapeutic treatments that can restore consumer and business economic confidence.

Our business is subject to intense competition.

The markets for our services are highly competitive and often lack significant barriers to entry, enabling new businesses to enter these markets relatively easily. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with our offerings. The market for supply chain management products and services, is very competitive, and the intensity of the competition is expected to continue to increase. For more information, see "Part I, Item 1. Business — Competition."

Any failure to maintain and enhance our competitive position would limit our ability to maintain and increase market share, which could result in serious harm to our business. Increased competition may also result in price reductions, reduced gross margins and loss of market share. In addition, many of our current and potential competitors will continue to have greater financial, technical, operational and marketing resources. We may not be able to compete successfully against these competitors. Competitive pressures may also force prices for our products and services down, and these price reductions may reduce our revenue. The competition we face may also increase as a result of consolidation within the supply chain management and logistics industry. For example, if as a result of consolidation, our competitors are able to obtain more favorable terms from their suppliers, offer more comprehensive services to their customers, or otherwise take actions that increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

Our operating results may fluctuate due to a number of factors, many of which are beyond our control, causing volatility in the price of our common stock.

Our annual and quarterly operating results have fluctuated widely during the last several years and may continue to fluctuate due to a number of factors, including:

- how well we execute on our overall strategy and operating plans;

- implementation of our strategic initiatives and achievement of expected results of these initiatives;

- demand for our services;

- consumer confidence and demand;

- specific economic conditions in the industries in which we compete;

- competitive disruptions or innovations affecting the services or products we provide;

- general economic and financial market conditions, such as the impacts of inflation, slower growth or a recession;

- timing of new product introductions or software releases by our clients or their competitors;

- payment of costs associated with our acquisitions, sales of assets and investments;

- market acceptance of new products and services;

- seasonality;

- temporary shortages in supply from vendors;

- charges for impairment of long-lived assets, including restructuring in future periods;

- political instability, including changes in tariff laws or natural disasters in the countries in which we operate;

- actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates reflected in our accompanying consolidated financial statements;

- changes in accounting rules;

- changes in tax rules and regulations;

- changes in labor laws;

- availability of labor resources and the variability of available rates for labor resources;

- unionization of our labor and contract labor; and

- implementation of automation.

We believe that period-to-period comparisons of our results of operations will not necessarily be meaningful or indicative of our future performance. In some fiscal quarters, our operating results may be below the expectations of securities analysts and investors, which may cause the price of our common stock to decline, severely impairing or eliminating the value of your investment. In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. Technical factors in the public trading market for our common stock may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging or other technical trading factors. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, results of operations, financial condition and cash flows and may cause a significant increase in the premium paid for our directors and officers insurance.

The funds held for clients may be subject to credit risk, impairment, misappropriation or theft, and any such incident could result in harm to our clients and damage to our brand.

In the normal course of our business, we, at times, collect, process and/or retain client funds. The client funds are maintained at financial institutions both internationally and domestically, and the balances associated with these funds are at times without or in excess of federally insurable limits. Because such funds may not be fully protected, they could be vulnerable to external or internal unauthorized access or use, which may cause such funds to be impaired, misappropriated or stolen. Any impairment, misappropriation or theft of client funds could damage our reputation, expose us to mitigation costs and the risks of private litigation and government enforcement, disrupt our business and otherwise have a materially adverse effect on our business, sales and results of operations. In addition, our failure to respond quickly and appropriately to any impairment, misappropriation or theft of client funds could exacerbate the consequences to the client and to our business, as well as increase the time or cost necessary to mitigate or resolve the issue.

A decline in our key business sectors or a reduction in consumer demand generally could have a materially adverse effect on our business.

A large portion of our revenue comes from clients in the technology and consumer products sectors, which is intensely competitive and subject to rapid changes. A reduction or interruption in supply, including disruptions to our global supply chain as a result of the COVID-19 pandemic or a significant natural disaster (including as a result of climate change) or otherwise, a failure to appropriately cancel, reschedule, or adjust our requirements based on our business needs, or a decrease in demand for our services could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships. There has been and may continue to be market shortages of semiconductor and other electrical component supplies, which has affected, and could further affect, our clients in the computing and consumer electrical markets and, consequently, their demand for our offerings. During periods of component shortages for our clients, we may also encounter reduced client demand, and accordingly, our revenue and profitability could suffer until other component sources can be developed.

We must maintain adequate levels of inventory in order to meet client needs, which presents risks to our financial position and operating results.

We must purchase and maintain adequate levels of inventory in order to meet client needs on a timely basis. The markets, including the technology sector served by many of our clients, are subject to rapid technological change, new and enhanced product specification requirements and evolving industry standards. These changes may cause inventory on hand to decline substantially in value or to rapidly become obsolete. The majority of our clients offer protection from the loss in value of inventory. However, our clients may become unable or unwilling to fulfill their protection obligations, and the inability of our clients to do so could lower our gross margins and cause us to record inventory write-downs. If we are unable to manage the inventory on hand with our clients with a high degree of precision, we may have insufficient product supplies to meet demand or we may have excess inventory, resulting in inventory write-downs, which may harm our business, financial position and operating results.

Our ability to obtain particular products or components in the quantities required to fulfill client orders on a timely basis is critical to our success. We have no guaranteed price or delivery agreements with our suppliers. We may occasionally experience a supply shortage of some products as a result of strong demand or problems experienced by our suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. Accordingly, an inability to secure and maintain an adequate supply of products, packaging materials or components to fulfill our client orders on a timely basis, or a failure to meet clients' expectations, could result in lost revenue, lower client satisfaction, negative perceptions in the marketplace, and potential claims for damages, and could have a material adverse effect on our business.

We may have problems raising or accessing capital we need, or managing such capital once raised, in the future.

In recent years, we have financed our operations and met our capital requirements primarily through funds generated from operations, the sale of our securities, borrowings from lending institutions and sale of Company-owned facilities that were not being fully utilized. These funding sources may not be sufficient in the future and we may need to obtain additional funding from outside sources. Additionally, we may not be able to obtain such funding. Furthermore, even if we obtain outside funding sources, we may be required to issue to those outside sources securities with greater rights than those currently possessed by holders of our common stock. We may also be required to take other actions, which may lessen the value of our common stock or dilute our common stockholders, including borrowing money on terms that are not favorable to us or issuing additional shares of common stock. If we experience difficulties raising needed capital in the future, our business could be materially adversely affected.

In addition, market and other conditions largely beyond our control may affect our ability to engage in future sales of our securities, the timing of any such sales and the amount of proceeds we receive. Even if we are able to sell our securities in the future, we may not be able to sell at favorable prices or on favorable terms. As long as our public float is less than $75 million, we will be limited in selling our securities on a short-form registration statement on Form S-3 to offerings that do not exceed one-third of our public float in a rolling 12-month period. Therefore, the process of raising capital to support our growth may be more expensive and time consuming, including the use of a registration statement on Form S-1, and the terms of any offering transaction may not be as favorable as they would have been if we were eligible to use Form S-3 without these restrictions. In addition to entailing increased capital costs, any such transactions could result in substantial dilution of our stockholders' interests, transfer control to a new investor and/or diminish the value of an investment in our common stock.

We may also need to pursue strategic transactions, such as joint ventures, private placements or the sale of our business or all or substantially all of our assets. These private financings and strategic transactions could in the future require significant management attention, disrupt our business, adversely affect our financial results, be unsuccessful or fail to achieve the desired results. We are in discussions from time to time with such possible sources of additional funding. Additionally, following the issuance of the Series E Convertible Preferred Stock, par value $0.01 per share ("Series E Preferred Stock"), in the Exchange Transaction, it may be more challenging for us to raise equity financing.

If financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us, which could have an adverse impact on our ability to borrow funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

Finally, once we have raised capital, we face the risk of not using such capital effectively to increase the value of your investment. For example, there is no guarantee that the Company will be able to successfully deploy the cash received as a result of the Exchange Transaction in furtherance of our overall strategy.

We may encounter problems in our efforts to increase operational efficiencies.

Because the markets in which we operate are highly competitive, we continue to seek to identify ways to increase efficiencies and productivity and effect cost savings. Our business is continually employing programs to achieve efficiencies, which include investment in capital equipment and automation. We cannot assure you that these projects and capital investments will result in the realization of the expected benefits that we anticipate in a timely manner or at all. We may encounter problems with these projects that will divert the attention of management and/or result in additional costs and unforeseen project delays. If we, or these projects, do not achieve expected results, our business, financial position and operating results may be materially and adversely affected. In addition to already undertaken projects in our business designed to increase our operational efficiencies, including the standardization to a global solutions platform through an integrated ERP system and the implementation of a model utilizing centralized "hub" locations to service multiple "spoke" locations across the Americas, Asia and Europe regions, our executive team is continuing its review across the organization designed to improve our operations.

Loss of essential employees or an inability to recruit and retain personnel could have a significant negative impact on our business.

Our success is largely dependent on the skills, experience, and efforts of the management and other employees of our Supply Chain business (currently our only business). The loss of the services of one or more members of our senior management or of numerous employees with essential skills could have a negative effect on our business, financial condition and results of operations. If we are not able to retain or attract talented, committed individuals to fill vacant positions when needs arise, it may adversely affect our ability to achieve our business objectives. We do not currently maintain "key persons" insurance on our senior management. Labor market conditions may have an adverse impact on profitability and ability to deliver product on time. Any material increases in employee turnover rates could also have a material adverse effect on our business, financial condition and results of operations.

We may not be able to identify, manage, complete and integrate acquisitions and achieve anticipated synergies and benefits.

While we have not made any acquisitions recently, part of our business strategy historically has been to acquire businesses that we believe can complement our current business activities, both financially and strategically. Acquisitions involve many complexities and inherent risk, including, but not limited to: failure to achieve all or any projected synergies or other intended benefits of the acquisition; failure to integrate the purchased operations, technologies, products or services; substantial unanticipated integration costs; loss of key employees, including those of the acquired business; additional debt and/or assumption of unknown liabilities; loss of customers; and the impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002. As a result, there is no guarantee that our acquisitions will increase the profitability and cash flow of the Company, and our efforts could cause unforeseen complexities and additional cash outflows, including financial losses. Additionally, following the issuance of the Series E Convertible Preferred Stock, which further consolidated control in Steel Partners Group, it may be more challenging for us to raise equity financing or to use our equity as acquisition consideration, which may in turn hamper our ability to complete acquisitions. For more information, see "RISKS RELATED TO OUR BUSINESS, OPERATIONS AND INDUSTRY — We may have problems raising or accessing capital we need in the future."

We conduct business outside of the U.S., which exposes the Company to additional risks not typically associated with companies that operate solely within the U.S.

The majority of the operations of our business is in foreign countries, including Mainland China, the Netherlands, the Czech Republic, Ireland and Singapore. These operations have additional risks, including currency exchange, foreign exchange controls, difficulties and limitations on the repatriation of cash, less developed or efficient financial markets than in the U.S., absence of uniform accounting, auditing and financial reporting standards, differences in the legal and regulatory environment, different publicly available information in respect of companies in non-U.S. markets, pressure on the creditworthiness of sovereign nations where we have customers and a balance of cash and marketable securities, different or lesser protection of our intellectual property, including increased risk of theft of our proprietary technology and other intellectual property and possible imposition of non-U.S. taxes.

We also face risks related to compliance with international and U.S. laws and regulations applicable to our international operations. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions foreign exchange controls, U.S. laws such as export control laws, economic sanctions laws, and the Foreign Corrupt Practices Act, and similar laws in other countries, which also prohibit certain activities including corrupt payments to governmental officials or certain payments or remunerations to customers. Given the high level of complexity of these laws, there is a risk that some provisions may be inadvertently breached. Also, we may be held liable for actions taken by our local partners. Violations of these laws and regulations could result in fines, criminal penalties against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products and services in one or more countries.

Certain geopolitical factors may also affect our operations internationally, including:

- liquidity issues or political actions by sovereign nations, including nations with a controlled currency environment, which could result in decreased values of these balances or potential difficulties protecting our foreign assets or satisfying local obligations;

- uncertainty regarding the imposition of and changes in the United States' and other governments' trade regulations, trade wars, tariffs, other restrictions or other geopolitical events, including the evolving relations between the United States and China, the United States and Russia and Russia's ongoing invasion of Ukraine;

- changes in the public perception of governments in the regions where we operate or plan to operate; and

- regional economic and political conditions.

Any of these factors could negatively impact our business and results of operations. The above factors may also negatively impact our ability to successfully expand into emerging market countries, where we have little or no operating experience, where it can be costly and challenging to establish and maintain operations, including hiring and managing required personnel, and difficult to promote our brand, and where we may not benefit from any first-to-market advantage or otherwise succeed.

Our business in Mainland China faces specific risks.

A significant portion of our revenue historically has come from Mainland China, and our business in turn faces certain specific risks relating to operations in Mainland China and its complex and unpredictable political, economic and legal environment. Foreign businesses must navigate a complex set of licensing and tax requirements and restrictions affecting their conduct of business in Mainland China, and the Chinese government may in the future adopt additional measures favoring local businesses that make it more difficult for foreign businesses to operate on an equal footing. From time to time, the Chinese government also implements various corrective measures, including, but not limited to, controls on credit or prices and currency restrictions, to regulate growth and inflation. These and any other measures could adversely affect our ability to operate in Mainland China and/or inhibit economic activity in China and thereby harm the market for our products and services.

In addition, as China's legal system continues to evolve, the interpretation and enforcement of many laws, regulations and rules involve significant uncertainties, including with respect to intellectual property protection. Any third parties we rely on in Mainland China may disclose our or our clients' confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. The legal protections and remedies available in the event of any claims or disputes may be limited and any litigation in Mainland China may be protracted and result in substantial costs and diversion of resources and management attention.

Moreover, our ability to operate in Mainland China may be adversely affected by changes in U.S. and Chinese laws and regulations, such as those related to, among other things, international trade, taxation, intellectual property, currency controls, network security, employee benefits and other matters. Additionally, the U.S. administration has advocated greater restrictions on trade generally and significant increases on tariffs on certain goods imported into the United States, particularly from Mainland China and has taken steps toward restricting trade in certain goods. China and other countries have retaliated in response to new trade policies, treaties and tariffs implemented by the United States. China has imposed significant tariffs on U.S. imports since 2018. Such trade escalations have had, and may continue to have, an adverse effect on manufacturing and trade levels and specifically, may cause an increase in the cost of goods exported from Asia Pacific and the risks associated with exporting goods from the region. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

The physical or intellectual property of our clients may be damaged, misappropriated, stolen or lost while in our possession, subjecting us to potential litigation and other adverse consequences.

In the course of providing supply chain management services to our clients, we often have possession of or access to their physical and intellectual property, including consigned inventory, databases, software masters, certificates of authenticity and similar valuable physical or intellectual property. If this physical or intellectual property is damaged, misappropriated stolen or lost, we could suffer the following harmful consequences: claims under client agreements or applicable law, or other liability for damages; delayed or lost revenue due to adverse client reaction; negative publicity; and litigation that could be costly and time consuming and which may not be reimbursable by third party insurance coverages.

A significant disruption in, or breach in security of, our technology systems could adversely affect our business.

We rely on information and operational technology systems in the conduct of our business to process, transmit and store electronic information, and to manage or support a variety of critical business processes and activities. In some cases, we may rely upon third-party providers of hosting, support and other services to meet our information technology requirements. We also collect and store sensitive data, including confidential business information and personal data. Upgrading our information technology systems is costly and subject to delay, and there is no assurance new systems will provide the benefits expected. We may also experience operational problems attributable to the installation, implementation, integration, performance, features or functionality of third-party software, systems and services.

In addition, our information and operational technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, worms or other malicious software programs, security breaches, cyber-attacks, natural disasters, defects in design, employee malfeasance, and human or technological errors. Cybersecurity incidents in particular are evolving and include, but are not limited to, use of malicious software, attempts to gain unauthorized access to data or control of automated production systems, and other security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various procedures and controls to monitor, deter and mitigate these threats have been implemented. However, given the unpredictability of the timing, nature and scope of technology security incidents and disruptions, our business could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, theft, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our competitive position, financial condition, reputation or results of operations. We have experienced and expect to continue to experience actual or attempted cyber-attacks of our information technology systems or networks, yet none of these actual or attempted cyber-attacks has had a material effect on us, including on our operations or financial condition. Further, any failure by our hosting and support partners or other third-party service providers in the performance of their services could materially harm our business. While we try to maintain cybersecurity insurance coverage that we believe is adequate for our business, such coverage may not cover all potential costs and expenses associated with any security incidents that may occur or may not be available at a reasonable cost in the marketplace in the future.

A breach of our information technology systems could also result in the misappropriation of intellectual property, business plans or trade secrets. Any failure of our systems or those of our third-party service providers could result in unauthorized access or acquisition of proprietary information. Any actual or perceived security breach could cause significant damage to our reputation, expose us to liability or regulatory enforcement action and adversely impact our relationships with our customers or vendors. Additionally, while our security systems are designed to maintain the physical security of our facilities and information systems, accidental or willful security breaches or other unauthorized access by third parties to our facilities or our information systems could lead to misappropriation of proprietary and confidential information.

If any person, including any of our employees or those with whom we share such information, negligently disregards or intentionally breaches our established controls with respect to our client, customer or employee data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, litigation, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions. State and federal laws could also require us to provide notice to affected individuals if their personal data became the subject of a security breach, which would impose costs and could lead to additional liability and negative publicity.

We take cybersecurity and data privacy seriously and devote significant resources and tools to protect our systems, products and data and to prevent unwanted intrusions and disclosures, in compliance with applicable U.S. federal and state laws and non-U.S. laws and regulations addressing cybersecurity and data privacy. In particular, we have put in place policies and procedures to address the European General Data Protection Regulation, which went into effect in May 2018, and the California Consumer Privacy Act, which went into effect in January 2020. However, these security and compliance efforts are costly to implement and may not be successful. There can be no assurance that we will be able to prevent, detect and adequately address or mitigate all cyber-attacks or security breaches. Any such breach could have a material adverse effect on our operations and our reputation and could cause irreparable damage to us or our systems, regardless of whether we or our third-party providers are able to adequately recover critical systems following a systems failure.

Litigation pending against us could materially impact our business and results of operations.

We are currently a party to various legal and other proceedings. See "Part I, Item 3. Legal Proceedings" of this Annual Report. Trends in litigation may include class actions involving consumers, stockholders or employees, and claims relating to commercial, labor, employment, antitrust, securities or environmental matters. Litigation trends and the outcome of litigation cannot be predicted with certainty and adverse litigation trends and outcomes could result in material damages and/or other expenses, which could adversely affect our financial condition and results of operations. We can provide no assurances as to the outcome of any litigation.

RISKS RELATED TO TAXATION

We may be unable to realize the benefits of our remaining net operating loss carry-forwards and other tax benefits (collectively, "NOLs" or "Tax Benefits").

Our past operations generated significant NOLs. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act was enacted in response to the COVID-19 pandemic which among, other things, amends the treatment of NOLs. Under federal tax laws, for NOLs arising in tax years beginning before January 1, 2018, we generally can use any such NOLs and certain related tax credits to reduce ordinary income tax paid in our prior two tax years or on our future taxable income for up to 20 years, at which point they expire for such purposes. Until they expire, we can carry forward NOLs and certain related tax credits that we do not use in any particular year to offset taxable income in future years. For NOLs arising in tax years beginning after December 31, 2017 and before January 1, 2021, we are allowed to carryback such NOLs to each of the five taxable years preceding the taxable year of such losses and generally can use any such NOLs and certain related tax credits to reduce ordinary income tax paid on our future taxable income indefinitely. For NOLs arising in tax years beginning after December 31, 2020, we generally can use such NOLs and certain related tax credits to reduce ordinary income tax paid on our future taxable income indefinitely; however, any such NOLs cannot be used to reduce ordinary income tax paid in prior tax years. In addition, the deduction for NOLs arising in tax years beginning after December 31, 2020 is limited to 80% of our taxable income for any tax year (computed without regard to the NOL deduction and subject to certain other adjustments). NOLs arising in tax years beginning before January 1, 2018, are referred to herein as "Current NOLs." The Company had net NOL carryforwards for federal and state tax purposes of approximately $369.9 million and $138.8 million, respectively, at July 31, 2023. Of the total U.S. federal NOLs, $96.6 million do not expire and the remaining carry-forwards of $273.3 million will expire at various dates beginning in 2024 through 2038. We cannot estimate the exact amount of NOLs that we will be able use to reduce future income tax liability because we cannot predict the amount and timing of our future taxable income.

Our ability to utilize our NOLs to offset future taxable income may be significantly limited if we experience an "ownership change," as determined under Section 382 of the Internal Revenue Code (the "Code" or "Internal Revenue Code"). Under Section 382, an "ownership change" occurs if one or more stockholders or groups of stockholders that each owns (or is deemed to own) at least 5% of our common stock increases their aggregate ownership by more than 50 percentage points over its lowest ownership percentage within a rolling three-year period. If an ownership change occurs, Section 382 would impose an annual limit on the amount of our NOLs that we can use to offset taxable income equal to the product of the total value of our outstanding equity immediately prior to the ownership change (reduced by certain items specified in Section 382) and the federal long-term tax-exempt rate in effect for the month of the ownership change. Several complex rules apply to calculating this annual limit.

If an ownership change is deemed to occur, the limitations imposed by Section 382 could significantly limit our ability to use our NOLs to reduce future income tax liability and result in a material amount of our Current NOLs expiring unused and, therefore, significantly impair the value of our Current NOLs. While the complexity of Section 382's provisions and the limited knowledge any public company has about the ownership of its publicly traded securities make it difficult to determine whether an ownership change has occurred, we currently believe that an ownership change has not occurred.

Our ability to use our Current NOLs in future years will depend upon the amount of our federal and state taxable income. If we do not have sufficient federal and state taxable income in future years to use the Current NOLs before they expire, we will lose the benefit of the Current NOLs permanently. In addition to the generation of future federal and state taxable income, our ability to use our Current NOLs will depend significantly on our success in identifying suitable acquisition or investment candidates, and once identified, successfully consummating an acquisition of, or investment in these candidates. We have adopted an amendment to our Restated Certificate of Incorporation (the "Protective Amendment") and a tax benefit preservation plan ("Tax Plan"), each designed to preserve our ability to utilize our NOLs, by preventing an "ownership change" within the meaning of Section 382 that would impair our ability to utilize our NOLs. For more information, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Tax Benefits Preservation Plan."

Although the Protective Amendment and the Tax Plan are intended to diminish the likelihood of an ownership change, we cannot assure you that it will be effective. The amount by which an ownership interest may change in the future could, for example, be affected by purchases and sales of common stock by stockholders holding five percent or more of our outstanding common stock, over which we have no control, and new issuances of shares of common stock by us, should we choose to do so.

The amount of NOLs that we have claimed has not been audited or otherwise validated by the U.S. Internal Revenue Service ("IRS"). The IRS could challenge our calculation of the amount of our NOLs or our determinations as to when a prior change in ownership occurred, and other provisions of the Internal Revenue Code may limit our ability to carry forward our NOLs to offset taxable income in future years. If the IRS was successful with respect to any such challenge, the potential tax benefit of the NOLs to us could be substantially reduced. In addition, determining whether an ownership change has occurred is subject to uncertainty, both because of the complexity and ambiguity of the Section 382 provisions and because of limitations on the knowledge that any publicly traded company can have about the ownership of, and transactions in, its securities on a timely basis. Therefore, we cannot assure you that the IRS or other taxing authority will not claim that we experienced an ownership change and attempt to reduce the benefit of the NOLs even if the Protective Amendment and Tax Plan are in place. Any of the above risks to our ability to use our NOLs could materially adversely affect the value of your investment.

There may be adverse effects on the value of your investment from our use of the Protective Amendment and Tax Plan.

The Protective Amendment and Tax Plan are intended to deter persons or groups of persons from acquiring beneficial ownership of our Common Stock in excess of the specified limitations, as a way of preventing an "ownership change" and protecting our ability to use our NOLs. For more information, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Tax Benefits Preservation Plan." Nonetheless, the Protective Amendment and Tax Plan may have an "anti-takeover effect" because they may deter a person or group of persons from acquiring beneficial ownership of 4.99% or more of our outstanding common stock or, in the case of a person or group of persons that already own 4.99% or more of our outstanding common stock, from acquiring any additional common stock. The Protective Amendment and Tax Plan could discourage or prevent a merger, tender offer, proxy contest or accumulations of substantial blocks of shares of common stock.

Additionally, a stockholder's ability to dispose of our common stock may be limited if the Protective Amendment or Tax Plan reduces the number of persons willing to acquire our common stock or the amount they are willing to acquire. Thus, the Protective Amendment and Tax Plan could severely reduce liquidity of our common stock, negatively impacting the value of your investment. A stockholder may also become a greater than 4.99% stockholder upon actions taken by persons related to, or affiliated with, that stockholder. Stockholders are advised to carefully monitor their ownership of our common stock and consult their own legal advisors and/or us to determine whether their ownership of common stock approaches the proscribed level.

We are subject to federal, state and foreign tax audits, which could result in the imposition of liabilities that may or may not have been reserved, and changes in our provision for income taxes.

We are subject to audits by taxing authorities in various jurisdictions with respect to income taxes and for various other taxes, including but not limited to value added tax ("VAT"), excise tax, sales and use tax, gross receipts tax and property tax. These audits can cover periods for several years prior to the date the audit is undertaken and could result in the imposition of liabilities, interest and penalties if our tax positions are not accepted by the auditing tax authority.

In addition, the Organization for Economic Co-operation and Development ("OECD"), an international association comprised of 38 countries, including the United States, has made changes and is contemplating additional changes to numerous long-standing tax principles. There can be no assurance that these changes and any contemplated changes finalized and adopted by countries, will not have an adverse impact on our provision for income taxes.

An increase in our effective tax rate may adversely impact our results of operations.

A number of factors may increase our future effective tax rates, including:

- the jurisdictions in which profits are determined to be earned and taxed;

- the adverse resolution of issues affecting our business and arising from tax audits with various tax authorities;

- changes in the valuation of our deferred tax assets and liabilities;

- adjustments to estimated taxes upon finalization of various tax returns;

- increases in expenses not deductible for tax purposes;

- changes in available tax credits;

- changes in share-based compensation;

- changes in tax laws or the interpretation of such tax laws and changes in generally accepted accounting principles;

- the repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes; and

- increases in tax rates in various jurisdictions.

Any significant increase in our future effective tax rates could reduce net income for future periods.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

Steel Partners Holdings, L.P. and its affiliates own the vast majority of the voting power of our capital stock and have control over our corporate decisions.

As of July 31, 2023, Steel Holdings, directly and indirectly, owned approximately 84.9% of our outstanding common stock (on an as-converted basis), and, when combined with its affiliated entities and individuals who are members of a Section 13(d) group with Steel Holdings and its affiliated entities, 85.9%, of our outstanding common stock (on an as-converted basis). This includes, in addition to shares of common stock held outright, all shares of common stock underlying the Series C Convertible Preferred Stock, par value $0.01 per share, and Series E Preferred Stock (which vote on an as-converted basis together with the holders of common stock), par value $0.01 per share, and 584,055 shares of common stock underlying the Company's 7.50% Convertible Senior Note due 2024 (which are not entitled to vote, but are deemed to be beneficially owned by SPH Group Holdings LLC, which is controlled by Steel Holdings, based on their convertibility at the holder's option). In addition, four of our board members include the Executive Chairman of the general partner of Steel Holdings, the President of Steel Holdings, an affiliate of Steel Holdings and the Chief Administrative Officer and Chief Legal Officer of Steel Holdings.

As a result of this board representation and ownership of our capital stock, Steel Holdings and its affiliates control our management and affairs and/or control most matters requiring stockholder approval, including the election of directors, the passage of a tax benefits preservation plan, a business combination and most and possibly all amendments to our organizational documents. In addition, because a business combination, such as a merger or consolidation, requires the affirmative vote of 75% of our outstanding voting stock, this concentration of ownership may have the effect of delaying or preventing a change in control of our Company and might adversely affect the market price of our common stock. Additionally, minority stockholders could not call a special meeting, as this requires at least 20% of the total voting power of the Company. Steel Holdings and its affiliates may also have interests that are different from other shareholders and may vote in a way that may be adverse to our other stockholders' interests. Conflicts of interest, or the appearance of conflicts of interest, could arise between our interests and the interests of Steel Holdings and its affiliates See Note 25 — "Related Party Transactions" of the accompanying notes to the consolidated financial statements in this Annual Report on Form 10-K for additional information.

Members of our Board of Directors also have significant interests in Steel Holdings and its affiliates, which may create conflicts of interest.

Some members of our Board of Directors also hold positions with Steel Holdings and its affiliates. Specifically, Warren G. Lichtenstein, our Interim Chief Executive Officer and Executive Chairman of the Board, is affiliated with Steel Holdings and is the Executive Chairman of Steel Partners Holdings GP Inc. ("Steel Holdings GP"). Glen Kassan, our Vice Chairman of the Board of Directors and former Chief Administrative Officer, is affiliated with Steel Holdings and is an employee of Steel Services. Jack L. Howard, a director, is the President of Steel Holdings and a director of Steel Holdings GP. Joseph Martin, a director, is Chief Administrative Officer and Chief Legal Officer of Steel Holdings. See our definitive proxy statement on Schedule 14A filed August 1, 2023 for full biographical information for Messrs. Lichtenstein, Kassan, Howard and Martin.

As a result, these individuals may face potential conflicts of interest with each other and with our stockholders. They may be presented with situations in their capacity as either an officer or as our directors that conflict with their fiduciary obligations to Steel Holdings and its affiliates, which in turn may have interests that conflict with the interests of our other stockholders. While our contractual arrangements place restrictions on the parties' conduct in certain situations and related party transactions are subject to independent review and approval in accordance with our related party transaction approval procedures and applicable law, the potential for a conflict of interest exists and such persons may have conflicts of interest, or the appearance of conflicts of interest, with respect to matters involving or affecting Steel Holdings and affiliates.

RISKS RELATED TO REVERSE/FORWARD STOCK SPLIT

The reverse/forward stock split (the "Reverse/Forward Stock Split") may decrease the liquidity of our Common Stock.

Although our Board believes that the decrease in the number of shares of our Common Stock outstanding as a consequence of the Reverse/Forward Stock Split and the subsequent increase in the market price of our Common Stock could encourage interest in our Common Stock and possibly promote greater liquidity for our stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse/Forward Stock Split. The liquidity of our Common Stock may ultimately be harmed by the Reverse/Forward Stock Split given the reduced number of shares of Common Stock outstanding after the Reverse/Forward Stock Split, particularly if the stock price does not continue to increase.

RISKS RELATED TO OUR INDEBTEDNESS

Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

Our only outstanding debt is under our 7.50% Senior Convertible Notes, but indebtedness we incur in the future could have important consequences for us and our stockholders. For more information, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Financing Arrangements" of this Annual Report.

Debt agreements we enter into in the future could require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures and acquisitions, and for other general corporate purposes. In addition, such indebtedness could:

- increase our vulnerability to adverse economic and competitive pressures in our industry;

- place us at a competitive disadvantage compared to our competitors that have less debt;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

- limit our ability to borrow additional funds on terms that are acceptable to us or at all.

Such future debt agreements could also contain affirmative and negative covenants, including with regard to specified financial covenants, which limit and restrict our operations and may hamper our ability to engage in activities that may be in our long-term best interests. Events beyond our control could affect our ability to meet these and other covenants under the debt agreements. Our failure to comply with those covenants and other obligations under the debt agreements may result in an event of default thereunder. A default, if not cured or waived, may permit acceleration of future indebtedness. This could have serious consequences to our financial condition, operating results and business, and could cause us to become insolvent or enter into bankruptcy proceedings, and stockholders may lose all or a portion of their investment because of the priority of the claims of the creditors on the assets

Changes in reference interest rates could adversely affect our results from operations and financial condition.

An increase in prevailing interest rates would have an effect on the interest rates charged on our variable rate debt, which rise and fall upon changes in reference interest rates. If prevailing interest rates or other factors result in higher interest rates, the increased interest expense would adversely affect our cash flow and our ability to service our indebtedness.

ITEM 1B. — UNRESOLVED STAFF COMMENTS

None.

ITEM 2. — PROPERTIES

Our corporate headquarters are located in New York, New York. As of July 31, 2023, our Supply Chain business leased more than 20 sites in several countries from which we operate ModusLink, which consist of office and warehouse space and are located throughout the world, including, but not limited to, the United States, Mexico, the Netherlands, the Czech Republic, Ireland, Singapore, Japan, Australia and Mainland China.

We believe that our existing properties are suitable and adequate for our present purposes and provide sufficient capacity to meet our anticipated requirements, and that new facilities will be available in the event we need additional or new space.

ITEM 3. — LEGAL PROCEEDINGS

The information required with respect to this item can be found in Note 13 — "Commitments and Contingencies" to our consolidated financial statements and is incorporated by reference into this Item 3. For an additional discussion of certain risks associated with legal proceedings, also see "Part I, Item 1A. Risk Factors" of this Report.

ITEM 4. — MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. — MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

As of July 31, 2023, we had 6,250,493 shares of common stock issued and outstanding. Our common stock is traded on the Nasdaq Capital Market under the symbol "STCN."

Stockholders

As of July 31, 2023, there were approximately 20 holders of record of common stock of the Company. This number does not include beneficial owners for whom shares are held by nominees in street name.

Dividends

Payment of future dividends, if any, will be at the discretion of our Board of Directors, after taking into account various factors, including our financial condition, operating results, any restrictions on payment of dividends under our credit facilities, current and anticipated cash needs and plans for expansion.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

The Company did not make any purchases of its common stock during the year ended July 31, 2023.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding the Company's equity compensation plans and the securities authorized for issuance thereunder is set forth in Item 12 of Part III.

Performance Graph

Consistent with the rules applicable to "Smaller Reporting Companies" we have omitted information required by this item.

ITEM 6. — SELECTED FINANCIAL DATA

RESERVED.

ITEM 7. — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, but are not limited to, those discussed in Item 1A. Risk Factors and elsewhere in this Report. For more information, see "Forward Looking Statements." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. We do not undertake any obligation to update forward-looking statements whether as a result of new information, future events or otherwise.

Overview

Steel Connect, Inc. (the "Company") is a holding company which operates through its wholly-owned subsidiary, ModusLink Corporation ("ModusLink" or "Supply Chain"), which serves the supply chain management market.

ModusLink provides digital and physical supply chain solutions to many of the world's leading brands across a diverse range of industries, including consumer electronics, telecommunications, computing and storage, software and content, consumer packaged goods, medical devices, retail and luxury and connected devices. These solutions are delivered through a combination of industry expertise, innovative service solutions, and integrated operations, proven business processes, an expansive global footprint and world-class technology. With a global footprint spanning North America, Europe and the Asia Pacific region, the Company's solutions and services are designed to improve end-to-end supply chains in order to drive growth, lower costs, and improve profitability.

Steel Partners and Steel Connect Exchange Transaction

On April 30, 2023, Steel Partners Holdings L.P., ("Steel Holdings") and the Company executed a series of agreements in which Steel Holdings and certain of its affiliates (the "Steel Partners Group") agreed to transfer certain marketable securities held by the Steel Partners Group to the Company in exchange for 3.5 million shares of Series E Convertible Preferred Stock of the Company (the "Series E Convertible Preferred Stock", and, such transfer and related transactions, the "Exchange Transaction"). The Series E Convertible Preferred Stock is convertible into an aggregate of 19.8 million shares of the Company's common stock, par value $0.01 per share (the "common stock" or "Common Stock"), and votes together with the Company's common stock and participate in any dividends paid on the Company's common stock, in each case on an as-converted basis. Upon conversion of the Series E Convertible Preferred Stock, the Steel Partners Group would hold approximately 84.0% of the outstanding equity interests of the Company. The Exchange Transaction closed on May 1, 2023, which is the date that the consideration was exchanged between Steel Holdings and the Company. Refer to Note 1 — "Nature of Operations" and Note 3 — "Exchange Transaction" to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Predecessor/Successor Reporting

On May 1, 2023, the Exchange Transaction resulted in Steel Holdings obtaining control of the Company for financial statement purposes. Steel Holdings does not consolidate the Company for Federal income tax purposes because the ownership in the Company is dispersed between different federal tax consolidation groups within Steel Holdings. The Company elected pushdown accounting in which it uses Steel Holdings' basis of accounting, which reflects the fair market value of the Company's assets and liabilities at the date of the Exchange Transaction. As a result, the Company has reflected the required pushdown accounting adjustments in its consolidated financial statements. Due to the application of pushdown accounting, the Company's consolidated financial statements and certain footnote disclosures include a black line division between the two distinct periods to indicate the application of two different bases of accounting, which may not be comparable, between the periods presented. The pre-exchange period through April 30, 2023 is referred to as the "Predecessor" period. The post-exchange period, May 1, 2023 through July 31, 2023, includes the impact of pushdown accounting and is referred to as the "Successor" period. Refer to Note 1 — "Nature of Operations" and Note 3 — "Exchange Transaction" to the consolidated financial statements in Part II, Item 8 of this Annual Report for further information.

As it relates to the results of operations, while the 2023 Successor period and the 2023 Predecessor period are distinct reporting periods, the effects of the change of control for financial statement purposes did not have a material impact on the comparability of our results of operations between the periods, unless otherwise noted related to the impact from pushdown accounting. References to the combined 2023 period from August 1, 2022 to July 31, 2023 combine the period from August 1, 2022 to April 30, 2023 (Predecessor) and the period from May 1, 2023 to July 31, 2023 (Successor) ("the Combined Fiscal Year Ended July 31, 2023 Period") to enhance the comparability of such information to the prior year.

Reverse/Forward Stock Split

At the special stockholders meeting held on June 6, 2023, the stockholders approved proposals to amend the Company's restated certificate of incorporation (the "Charter"), to effect a 1-for-3,500 reverse stock split of the common stock (the "Reverse Stock Split"), followed immediately by a 375-for-1 forward stock split of the common stock (the "Forward Stock Split," and, together with the Reverse Stock Split, the "Reverse/Forward Stock Split"). On June 7, 2023, the Board approved the Reverse/Forward Stock Split, and as such, the Board directed the Company to file with the State of Delaware certificates of amendment to our Charter to effectuate the Reverse/Forward Stock Split. The Reverse/Forward Stock Split was effective on June 21, 2023 (the "Effective Date"). The Company's common stock began trading on a Reverse/Forward Stock Split-adjusted basis on the Nasdaq Capital Market when the market opened on June 22, 2023. The trading symbol for the Company's common stock remains "STCN."

No fractional shares were issued in connection with the Reverse/Forward Stock Split. Shares held by stockholders who held fewer than 3,500 of the Company's common stock immediately prior to the Reverse Stock Split were converted into the right to receive a payment in cash (without interest) equal to the fair value of such shares as of the time when those entitled to receive such payments were determined, which shall be an amount equal to such number of shares of Company's common stock held multiplied by the average of the closing sales prices of the Company's common stock on Nasdaq for the five consecutive trading days immediately preceding the effective date of the Reverse Stock Split, and each share of Company's common stock held by a stockholder of record owning 3,500 shares or more immediately prior to the effective time of the Reverse Stock Split were converted into a new number of shares of Company's common stock based on a ratio of 375 shares of the Company's common stock for each share of the Company's common stock owned immediately following the Reverse Stock Split, including any fractional shares owned following the Reverse Stock Split; however, with respect to any fractions of a share of Company Common Stock that may be held as a result of the Forward Stock Split, stockholders received a payment in cash (without interest) equal to the fair value of such fractions as of the time when those entitled to receive such fractions are determined, which was an amount equal to such fractions multiplied by the average of the closing sales prices of the Company's common stock on Nasdaq for the five consecutive trading days immediately preceding the effective date of the Reverse/Forward Stock Split (with such average closing sales prices being adjusted to give effect to the Reverse/Forward Stock Split).

The number of shares of authorized Company's common stock did not change as a result of the Reverse/Forward Stock Split; however, the number of shares of outstanding Company's common stock decreased as a result of the Reverse/Forward Stock Split.

Accordingly, all share and per-share amounts for the current period and prior periods have been adjusted to reflect the Reverse/Forward Stock Split.

The number of shares of Company's common stock issuable upon the exercise of Series C Preferred Stock and the Series E Preferred Stock immediately prior to the Reverse/Forward Stock Split were proportionately decreased and the conversion price of the Series C Preferred Stock and the Series E Preferred Stock were proportionately increased, effective as of June 21, 2023, the close of business on the date of such Reverse/Forward Stock Split. Our authorized preferred stock was not affected by the reverse stock split and continues to be 3,535,000 shares of preferred stock, with a par value of $0.01 per share.

Disposition of Interest in Aerojet Shares

As a result of the Exchange Transaction, the Company recorded $202.7 million to investments, which represents the fair value of the Aerojet common stock transferred to Steel Connect. As of July 31, 2023, the Company had disposed of all its interest in Aerojet common stock. The majority of Aerojet common stock was purchased when L3 Harris closed its merger with Aerojet. As of July 31, 2023, the Company received $53.3 million in cash and had a receivable of $154.5 million for proceeds receivable, which was received in August 2023. The Company received total net proceeds of $207.8 million in exchange for all of its Aerojet shares.

Disposition of IWCO Direct Holdings, Inc. ("IWCO Direct" or "Direct Marketing")

Beginning in the second quarter of 2020, with the shutdown of the U.S. economy due to the COVID-19 pandemic, IWCO Direct's business was significantly and adversely affected by a material reduction in customer mailing activities. Against this backdrop, the Company held, on behalf of IWCO Direct, extensive discussions with Cerberus about amending and extending IWCO Direct's credit facility with Cerberus under which there was approximately $361 million outstanding as of January 31, 2022 that was to mature in December 2022. In addition, the Company's Board of Directors considered a range of strategic options to address the impending maturity. In mid-January 2022, it became apparent that it would not be possible to extend or refinance the credit facility prior to its maturity. In addition, short-term funding under the revolving credit facility became unavailable. IWCO Direct was in the process of implementing the previously disclosed competitive improvement plan ("CIP") intended to address the changing requirements of its customers and markets. Despite initial favorable outcomes and improving prospects from the CIP, the Company was unable to amend IWCO Direct's credit facility or identify alternatives to refinance IWCO Direct's indebtedness given the magnitude of that indebtedness relative to the performance of IWCO Direct's business.

In light of these developments, the Board of Directors determined that it was in the best interests of the Company's stockholders to pursue an orderly and consensual disposition of IWCO Direct to the Cerberus-led investor group. Although the Board of Directors considered other alternatives for IWCO Direct, the Board of Directors concluded that such alternatives would not be viable and on February 25, 2022, the Company completed the disposition of IWCO Direct to the Cerberus-led investor group (the entire transaction being referred to as the "IWCO Direct Disposal"). The Company did not receive any cash consideration from the Cerberus-led investor group in exchange for the disposition of IWCO Direct.

The Company deconsolidated IWCO Direct as of February 25, 2022 as it no longer held a controlling financial interest as of that date. The results of IWCO Direct are presented as a discontinued operation in all periods reported. Refer to Note 1 — "Nature of Operations" and Note 4 — "Discontinued Operations" to the consolidated financial statements in Part II, Item 8 of this Annual Report for further information on the IWCO Direct Disposal.

Customers

Historically, a limited number of key clients have accounted for a significant percentage of the Company's revenue. For the Combined Fiscal Year Ended July 31, 2023 Period and the fiscal year ended July 31, 2022, the Company's 10 largest clients accounted for approximately 83% and 78% of consolidated net revenue from continuing operations, respectively. Two customers accounted for approximately 41% and 13% of the Company's consolidated net revenue from continuing operations for the Combined Fiscal Year Ended July 31, 2023 Period, and they accounted for 31% and 12% of the Company's consolidated net revenue from continuing operations for the fiscal year ended July 31, 2022. No other customers accounted for greater than 10% of consolidated net revenue in these periods.

In general, the Company does not have any agreements that obligate any client to buy a minimum amount of services from it or designate it as an exclusive service provider. Consequently, the Company's net revenue is subject to demand variability by our clients. The level and timing of orders placed by the Company's clients vary for a variety of reasons, including seasonal buying by end-users, the introduction of new technologies and general economic conditions. By diversifying into new markets and improving the operational support structure for its clients, the Company expects to offset the adverse financial impact such factors may bring about.

Results of Operations

Unless otherwise noted, this discussion of operating results relates to our continuing operations.

The following summarizes the consolidated results of operations for the Predecessor and Successor periods, which relate to the periods preceding and period succeeding the Exchange Transaction with Steel Holdings, respectively. The results of operations for the Combined Fiscal Year Ended July 31, 2023 Period and the fiscal year ended July 31, 2022 are comparable unless otherwise noted that as a result of pushdown accounting the periods are not comparable.

Comparison of the Period from August 1, 2022 to April 30, 2023 (Predecessor) and the Period from May 1, 2023 to July 31, 2023 (Successor) to Fiscal Year Ended July 31, 2022 (Predecessor)

| | Successor Period | Predecessor Period | Combined Fiscal Year | Predecessor Period | | |
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Ended July 31, 2023 Period	Fiscal Year Ended July 31, 2022	$ Change[(1), (2)]	% Change[(1), (2)]
			(In thousands)			
Net revenue	$ 40,804	$ 148,283	$ 189,087	$ 203,272	$ (14,185)	(7.0)%
Cost of revenue	(29,749)	(108,031)	(137,780)	(161,736)	23,956	14.8%
Gross profit	11,055	40,252	51,307	41,536	9,771	23.5%
Gross profit percentage	27.1%	27.1%	27.1%	20.4%	n/a	670 bpts
Selling, general and administrative	(8,523)	(33,463)	(41,986)	(40,373)	(1,613)	(4.0)%
Amortization expense	(911)	—	(911)	—	(911)	(100.0)%
Interest expense	(265)	(2,588)	(2,853)	(3,120)	267	8.6%
Other gains, net	6,395	4,889	11,284	4,089	7,195	176.0%
Income from continuing operations before income taxes	7,751	9,090	16,841	2,132	14,709	(689.9)%
Income tax benefit (expense)	398	(1,630)	(1,232)	(11,388)	10,156	89.2%
Net income (loss) from continuing operations . .	8,149	7,460	15,609	(9,256)	24,865	268.6%
Net loss from discontinued operations	—	—	—	(1,712)	1,712	100.0%

(1)   favorable (unfavorable) change

(2)   the change is calculated by comparing the results of operations for the Combined Fiscal Year Ended July 31, 2023 Period, to the results of operations for the fiscal year ended July 31, 2022

Net Revenue:

Consolidated net revenue from continuing operations, for the Combined Fiscal Year Ended July 31, 2023 Period, decreased by approximately $14.2 million, as compared to the fiscal year ended July 31, 2022. This decrease in net revenue was primarily driven by lower volumes, lower demand and loss of certain programs in the medical devices electronics markets. Fluctuations in foreign currency exchange rates had an insignificant impact on the net revenue for the combined fiscal year ended July 31, 2023, as compared to the same period in the prior year.

Cost of Revenue:

Consolidated cost of revenue from continuing operations consists primarily of expenses related to the cost of materials purchased in connection with the provision of supply chain management services as well as costs for salaries and benefits, contract labor, consulting, fulfillment and shipping, and applicable facilities costs. Supply Chain's cost of revenue decreased by $24.0 million for the Combined Fiscal Year Ended July 31, 2023 Period, as compared to the prior year, primarily due to a $22.4 million decrease in materials procured on behalf of clients. Fluctuations in foreign currency exchange rates had an insignificant impact on the cost of revenue for the Combined Fiscal Year Ended July 31, 2023 Period, as compared to the same period in the prior year.

Gross Profit:

Supply Chain's gross profit percentage for the Combined Fiscal Year Ended July 31, 2023 Period increased 670 basis points to 27.1% from 20.4% in the fiscal year ended July 31, 2022, primarily due to an increase in value added revenue of $8.2 million, driven by clients in the computing and consumer electronics markets. Fluctuations in foreign currency exchange rates had an insignificant impact on Supply Chain's gross margin for the Combined Fiscal Year Ended July 31, 2023 Period, as compared to the same period in the prior year.

Selling, General and Administrative:

Consolidated selling, general and administrative expenses ("SG&A") from continuing operations consist primarily of compensation and employee-related costs, sales commissions and incentive plans, information technology expenses, travel expenses, facilities costs, consulting fees, fees for professional services, depreciation expense, marketing expenses, share-based compensation expense, transaction costs, restructuring and public reporting costs.

SG&A expenses for the Combined Fiscal Year Ended July 31, 2023 Period increased by approximately $1.6 million, as compared to the same period in the prior year, primarily due to Corporate-level activity. Corporate-level activity increased by $1.3 million, primarily due to an increase in professional and legal fees related to the Exchange Transaction. Fluctuations in foreign currency exchange rates had an insignificant impact on SG&A expenses for the Combined Fiscal Year Ended July 31, 2023 Period as compared to the same period in the prior year.

Amortization Expense:

Amortization expense for the Combined Fiscal Year Ended July 31, 2023 Period was $0.9 million and was driven by the recognition of intangible assets in connection with the application of pushdown accounting as a result of the Exchange Transaction. The Exchange Transaction closed on May 1, 2023, and as such, there was no activity for the fiscal year ended July 31, 2022.

Interest Expense:

Total interest expense, net, for the Combined Fiscal Year Ended July 31, 2023 Period remained relatively flat compared to the fiscal year ended July 31, 2022.

Other Gains, Net:

Other gains, net are primarily composed of investment gains, foreign exchange gains (losses), interest income, and sublease income.

Other gains, net for the Combined Fiscal Year Ended July 31, 2023 Period and the fiscal year ended July 31, 2022 were $11.3 million and $4.1 million, respectively.

Other gains, net for the Combined Fiscal Year Ended July 31, 2023 Period was primarily due to: (1) $5.1 million realized gains on the disposition of the Aerojet shares received in the Exchange Transaction, (2) $2.3 million gain from proceeds received from the sale of an investment in Tallan, Inc., (3) $1.6 million interest income, primarily earned on money market funds, (4) $1.4 million settlement with a client, and (5) $1.0 million sublease income. This activity was partially offset by $0.5 million unrealized loss on the fair value remeasurement of the SPHG Note.

Other gains, net for the fiscal year ended July 31, 2022 included: (1) net realized and unrealized foreign exchange gains of $2.4 million, (2) gains of $0.9 million from the derecognition of accrued pricing liabilities, and (3) $0.7 million of sublease income.

Income Tax Expense:

The Company recorded income tax expense of approximately $1.2 million and $11.4 million for the Combined Fiscal Year Ended July 31, 2023 Period and the fiscal year ended July 31, 2022, respectively. The decrease in income tax expenses for the year ended July 31, 2023 is primarily due to the income tax expense incurred during the fiscal year ended July 31, 2022 associated with an increase in the valuation allowance recorded on deferred tax assets as a result of the IWCO Direct disposal.

Net Income from Continuing Operations:

Net income from continuing operations for the Combined Fiscal Year Ended July 31, 2023 Period increased $24.9 million, as compared to the same period in the prior year. The increase in net income from continuing operations is primarily due to: (1) $9.8 million increase in gross profit primarily driven by lower cost of materials and an increase in value added revenue, (2) $7.2 million increase in other gains, net, and (3) $10.2 million decrease in income tax expense. This activity was partially offset by $1.6 million increase in SG&A expenses, and $0.9 million of amortization expense related to intangibles recorded as a result of pushdown accounting. See above explanations for further details.

Net Loss from Discontinued Operations:

Net loss from discontinued operations for the fiscal year ended July 31, 2022 was $1.7 million, and reflects the net loss for IWCO Direct. IWCO Direct was deconsolidated in February 2022, and as such, there was no activity from discontinued operations for the Combined Fiscal Year Ended July 31, 2023 Period. See Note 4 — "Discontinued Operations" to the Consolidated Financial Statements in "Part II, Item 8. Financial Statements and Supplementary Data" included in this Annual Report.

Liquidity and Capital Resources

Anticipated Sources and Uses of Cash Flow

Historically, the Company has financed its operations and met its capital requirements primarily through funds generated from operations, the sale of its securities, borrowings from lending institutions and sale of facilities that were not fully utilized. As a result of the Exchange Transaction the Company received approximately $202.7 million of Aerojet common stock, all of which has been sold or settled in cash as a result of Aerojet being acquired by L3Harris Technologies, Inc. ("L3Harris"). As of July 31, 2023, the Company had a receivable of $154.5 million for proceeds from the L3Harris transaction, which were received in August 2023. The Company believes it has access to adequate resources to meet its needs for normal operating costs, debt obligations and working capital for at least the next twelve months from the date of filing this Form 10-K. The following table summarizes our liquidity:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
	(In thousands)	
Cash and cash equivalents.	$ 121,372	$ 53,142
Readily available borrowing capacity under Umpqua Revolver.	$ 11,890	11,890
	$ 133,262	$ 65,032

Due to the changes reflected in the U.S. Tax Cuts and Jobs Act in December 2017 ("U.S. Tax Reform"), there is no U.S. tax payable upon repatriating the undistributed earnings of foreign subsidiaries considered not subject to permanent investment. Foreign withholding taxes would range from 0% to 10% on any repatriated funds. For the Company, earnings and profits have been calculated at each subsidiary. The Company's foreign subsidiaries are in an overall net deficit for earnings and profits purposes. As such, no adjustment was made to U.S. taxable income in the fiscal year ended July 31, 2023 relating to this aspect of the U.S. Tax Reform. In future years, the Company believes that it will be able to repatriate its foreign earnings without incurring additional U.S. tax as a result of a 100% dividends received deduction. The Company believes that any future withholding taxes or state taxes associated with such a repatriation would be minor. However, foreign laws may delay or add cost to any repatriation of cash from outside the U.S., which costs or delays may be significant.

Consolidated net working capital was $251.5 million at July 31, 2023, compared with $26.0 million at July 31, 2022. Included in net working capital were cash and cash equivalents of $121.4 million at July 31, 2023 and $53.1 million at July 31, 2022. The improvement in net working capital was primarily related to $202.7 million of Aerojet shares received in connection with the Exchange Transaction, which the Company sold all of its interest in as of July 31, 2023 for net proceeds of $207.8 million. The majority of Aerojet common stock were purchased when L3 Harris closed its merger with Aerojet. As of July 31, 2023, the Company had received $53.3 million in cash, with the remaining $154.5 million as a receivable.

The following summarizes the sources and uses of cash for the Predecessor and Successor periods, which relate to the periods preceding and period succeeding the Exchange Transaction with Steel Holdings, respectively. The sources and uses of cash for the Combined Fiscal Year Ended July 31, 2023 Period and the fiscal year ended July 31, 2022 are comparable unless otherwise noted that as a result of pushdown accounting the periods are not comparable.

	Successor	Predecessor	Combined Fiscal	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Year Ended July 31, 2023 Period	Fiscal Year Ended July 31, 2022	Change
	(In thousands)				
Net cash provided by (used in) operating activities	$ 8,523	$ 9,000	$ 17,523	$ (3,134)	$ 20,657
Net cash provided by (used in) investing activities.	52,838	736	$ 53,574	(1,485)	55,059
Net cash used in financing activities. . .	(3,825)	(2,780)	$ (6,605)	(2,297)	(4,308)

Operating Activities: Net cash provided by operating activities was $17.5 million for the Combined Fiscal Year Ended July 31, 2023 Period, compared to $3.1 million net cash used by operating activities for the fiscal year ended July 31, 2022. The Company's future cash flows related to operating activities are dependent on several factors, including profitability, accounts receivable collections, effective inventory management practices and optimization of the credit terms of certain vendors of the Company, and overall performance of the technology sector impacting the Supply Chain segment. The increase in cash provided by operating activities compared to cash used in operating activities in the prior fiscal year was primarily due to more efficient accounts receivable management resulting in a favorable change of $16.6 million.

Investing Activities: Net cash provided by investing activities was $53.6 million for the Combined Fiscal Year Ended July 31, 2023 Period, and was driven primarily by proceeds from the sale of securities, specifically: (1) $53.3 million received for the disposal of the Company's interest in Aerojet; and (2) $2.3 million received related to the Company's previously held interest in Tallan, Inc. This activity was partially offset by $2.1 million in capital expenditures.

Net cash used in investing activities was $1.5 million for the fiscal year ended July 31, 2022 and is related to capital expenditures.

Financing Activities: The $6.6 million of cash used in financing activities for the Combined Fiscal Year Ended July 31, 2023 Period was related to: (1) $2.3 million payments for fractional shares resulting from Reverse/Forward Stock Split; (2) $2.0 million repayments on the SPHG Note and $0.1 million financing costs for the SPHG Note amendment; and (3) $2.1 million payment of preferred dividends.

The $2.3 million of cash used in financing activities during the fiscal year ended July 31, 2022 was primarily due to $2.1 million payment of preferred dividends.

Following is a summary of Company's outstanding debt and financing agreements and preferred stock. Refer to Note 10 — "Debt" and Note 25 — "Related Party Transactions" to our consolidated financial statements for further information.

7.50% Convertible Senior Note

On February 28, 2019, the Company entered into that certain 7.50% Convertible Senior Note Due 2024 Purchase Agreement with SPHG Holdings whereby SPHG Holdings loaned the Company $14.9 million in exchange for a 7.50% Convertible Senior Note due 2024 (the "SPHG Note"). The SPHG Note bears interest at the fixed rate of 7.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2019. The SPHG Note was scheduled to mature on March 1, 2024 (the "original SPHG Note Maturity Date"), unless earlier repurchased by the Company or converted by the holder in accordance with its terms prior to such maturity date.

On March 9, 2023 (the "Amendment Date"), the Company and SPHG Holdings entered into the SPHG Note Amendment. Pursuant to the SPHG Note Amendment, the maturity date of the SPHG Note was extended six months to September 1, 2024 (the "new SPHG Note Maturity Date"). In addition, the Company repaid $1.0 million in principal amount of the SPHG Note on the Amendment Date, and repaid an additional $1.0 million principal amount of the note on June 9, 2023. In connection with the SPHG Note Amendment, the Company paid SPHG Holdings a cash amendment fee of $0.1 million. The SPHG Note will mature on September 1, 2024, unless earlier repurchased by the Company or converted by the holder in accordance with its terms prior to such maturity date.

At its election, the Company may pay some or all of the interest due on each interest payment date by increasing the principal amount of the SPHG Note in the amount of such interest due or any portion thereof (such payment of interest by increasing the principal amount of the SPHG Note referred to as "PIK Interest"), with the remaining portion of the interest due on such interest payment date (or, at the Company's election, the entire amount of interest then due) to be paid in cash by the Company. Following an increase in the principal amount of the SPHG Note as a result of a payment of PIK Interest, the SPHG Note will bear interest on such increased principal amount from and after the date of such payment of PIK Interest. SPHG Holdings has the right to require the Company to repurchase the SPHG Note upon the occurrence of certain fundamental changes, subject to certain conditions, at a repurchase price equal to 100% of the principal amount of the SPHG Note plus accrued and unpaid interest. The Company will have the right to elect to cause the mandatory conversion of the SPHG Note in whole, and not in part, at any time on or after March 6, 2022, subject to certain conditions including that the stock price of the Company exceeds a certain threshold. SPHG Holdings has the right, at its option, prior to the close of business on the business day immediately preceding the SPHG Note Maturity Date, to convert the SPHG Note or a portion thereof that is $1,000 or an integral multiple thereof, into shares of common stock (if the Company has not received a required stockholder approval) or cash, shares of common stock or a combination of cash and shares of common stock, as applicable (if the Company has received a required stockholder approval), at an initial conversion rate of 45.1356 shares of common stock, which is equivalent to an initial conversion price of approximately $22.16 per share (subject to adjustment as provided in the SPHG Note) per $1,000 principal amount of the SPHG Note (the "Conversion Rate"), subject to, and in accordance with, the settlement provisions of the SPHG Note. For any conversion of the SPHG Note, if the Company is required to obtain and has not received approval from its stockholders in accordance with Nasdaq Stock Market Rule 5635 to issue 20% or more of the total shares of common stock outstanding upon conversion (including upon any mandatory conversion) of the SPHG Note prior to the relevant conversion date (or, if earlier, the 45th scheduled trading day immediately preceding the SPHG Note Maturity Date), the Company shall deliver to the converting holder, in respect of each $1,000 principal amount of the SPHG Note being converted, a number of shares of common stock determined by reference to the Conversion Rate, together with a cash payment, if applicable, in lieu of delivering any fractional share of common stock based on the volume weighted average price (VWAP) of its common stock on the relevant conversion date, on the third business day immediately following the relevant conversion date.

On May 1, 2023, as a result of pushdown accounting related to the Exchange Transaction, the carrying value of the SPHG Note was remeasured to $13.0 million, which represents its fair value. As of May 1, 2023, the Company will now account for the SPHG Note under the fair value option, with changes in fair value recognized in earnings. As of July 31, 2023 the carrying value of the outstanding debt consisted of the $12.9 million SPHG Note due September 1, 2024. As of July 31, 2023, the fair value of the SPHG Note was $12.5 million. As of July 31, 2022, outstanding debt consisted of the $14.9 million SPHG Note due March 1, 2024. As of July 31, 2022, the net carrying value of the SPHG Note was $11.0 million.

The SPHG Note was not settled in connection with the Exchange Transaction and remains outstanding as of the date of the filing of this Annual Report.

Umpqua Revolver

On March 16, 2022, ModusLink, as borrower, submitted a notice of termination to MidCap Financial Trust for its $12.5 million revolving credit facility (the "MidCap Credit Facility"), and entered into a new credit agreement with Umpqua Bank (the "Umpqua Revolver"), as lender and as agent. There was no balance outstanding on the Midcap Credit Facility of at the time of its termination. The Umpqua Revolver provides for a maximum credit commitment of $12.5 million and a sublimit of $5.0 million for letters of credit and expires on March 16, 2024. Steel Connect, Inc. ("Parent") is not a borrower or a guarantor under the Umpqua Revolver. Under the Umpqua Revolver, ModusLink is permitted to make distributions to the Parent, in an aggregate amount not to exceed $10.0 million in any fiscal year.

On March 13, 2023, ModusLink and Umpqua Bank entered into an amendment to the Umpqua Revolver to extend its expiration date to March 31, 2025. There were no fees associated with the extension. As of April 30, 2023, there were $43.4 thousand of unamortized debt issuance costs recorded to other current assets, which were eliminated with the application of pushdown accounting. Refer to Note 3 — "Exchange Transaction" for further details.

As of July 31, 2023, ModusLink was in compliance with the Umpqua Revolver's covenants, and believes it will remain in compliance with the Umpqua Revolver's covenants for the next twelve months. As of July 31, 2023, ModusLink had available borrowing capacity of $11.9 million and there was $0.6 million outstanding for letters of credit.

Cerberus Credit Facility

The Cerberus Credit Facility consisted of a term loan facility (the "Cerberus Term Loan") and a $25 million revolving credit facility (the "Revolving Facility") (together the "Cerberus Credit Facility") which was to mature on December 15, 2022. On February 25, 2022, the Company transferred all of its interests in IWCO Direct and the financial obligations of the Cerberus Credit Facility as part of the IWCO Direct Disposal. As a result, the Company has no debt or access to future borrowings under the Cerberus Credit Facility.

Series C Preferred Stock

On December 15, 2017, the Company entered into a Preferred Stock Purchase Agreement (the "Purchase Agreement") with SPHG Holdings, pursuant to which the Company issued 35,000 shares of the Company's newly created Series C Convertible Preferred Stock, par value $0.01 per shares, or the Preferred Stock, to SPHG Holdings at a price of $1,000 per share, for an aggregate purchase consideration of $35.0 million (the "Preferred Stock Transaction"). The terms, rights, obligations and preferences of the Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of the Company (the "Series C Certificate of Designations"), which has been filed with the Secretary of State of the State of Delaware.

Under the Series C Certificate of Designations, each share of Preferred Stock can be converted into shares of the Company's Common Stock at an initial conversion price equal to $18.29 per share, subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction. Holders of the Preferred Stock will also receive dividends at 6% per annum payable, at the Company's option, in cash or Common Stock. If at any time the closing bid price of the Company's Common Stock exceeds 170% of the conversion price for at least five consecutive trading days (subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction), the Company has the right to require each holder of Preferred Stock to convert all, or any whole number, of shares of the Preferred Stock into Common Stock.

Upon the occurrence of certain triggering events such as a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or the merger or consolidation of the Company or significant subsidiary, or the sale of substantially all of the assets or capital stock of the Company or a significant subsidiary, the holders of the Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of other equity or equity equivalent securities of the Company other than the Preferred Stock by reason of their ownership thereof, an amount per share in cash equal to the sum of (i) 100% of the stated value per share of Preferred Stock (initially $1,000 per share) then held by them (as adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transactions with respect to the Preferred Stock), plus (ii) 100% of all declared but unpaid dividends, and all accrued but unpaid dividends on each such share of Preferred Stock, in each case as the date of the triggering event.

On or after December 15, 2022, each holder of Preferred Stock can also require the Company to redeem its Preferred Stock in cash at a price equal to the Liquidation Preference (as defined in the Series C Certificate of Designations), or approximately $35.0 million. If holders of the Preferred Stock exercise this right to require the Company to redeem all the Preferred Stock, the Company may have insufficient liquidity to pay the redemption price, or the Company's payment of the redemption price would likely adversely impact the Company's liquidity and ability to finance its operations.

Series E Preferred Stock

On May 1, 2023, the Company and Steel Holdings executed a series of agreements in which the Steel Partners Group agreed to transfer certain marketable securities held by the Steel Partners Group to Steel Connect in exchange for 3.5 million shares of Series E Convertible Preferred Stock of Steel Connect (the "Series E Convertible Preferred Stock", and, such transfer the "Transfer and Exchange Agreement"). Following the approval by the Company's stockholders at the special stockholders' meeting held on June 6, 2023 pursuant to NASDAQ Marketplace Rules (the "Stockholder Approval"), the Series E Convertible Preferred Stock is convertible into an aggregate of 19.8 million shares of the Company's common stock (the "Common Stock"), and will vote together with the Common Stock and participate in any dividends paid on the Common Stock, in each case on an as-converted basis.

The terms, rights, obligations and preferences of the Series E Convertible Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of the Company (the "Series E Certificate of Designations"), which are summarized below:

Any holder of the Series E Convertible Preferred Stock ("Holder"), may, at its option, convert all or any shares of Series E Convertible Preferred Stock held by such Holder into Common Stock based on a conversion price of $10.27 (the "Conversion Price") per share, subject to appropriate adjustments for any stock dividend, stock split, stock combination, or similar transaction by delivering to the Company a conversion notice.

Holders are entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends or other distributions on the shares of Common Stock as if, immediately prior to each record date for payment of dividends or other distributions on the Common Stock, shares of the Series E Convertible Preferred Stock then outstanding were converted into shares of Common Stock. Dividends or other distributions payable will be payable on the same date that such dividends or other distributions are payable to holders of shares of Common Stock, and no dividends or other distributions will be payable to holders of shares of Common Stock unless dividends or such other distributions are also paid at the same time in respect of the Series E Convertible Preferred Stock.

Upon the occurrence of certain triggering events such as a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, any merger or consolidation in which the Company is a constituent party or a Significant Subsidiary is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation such that the stockholders of the Company prior to such merger or consolidation hold less than 50.0% of the aggregate voting securities of the Corporation following such merger or consolidation, or the sale of substantially all of the assets or capital stock of the Company or a significant subsidiary (collectively, or any of these, a "Liquidation Event(s)"), the holders of the Series E Convertible Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of Common Stock by reason of their ownership thereof, an amount per share in cash equal to $58.1087 (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series E Convertible Preferred Stock ("the Series E Convertible Preferred Stock Liquidation Preference"). In the event that the Series E Convertible Preferred Stock Liquidation Preference is not paid with respect to any shares of Series E Convertible Preferred Stock as required to be paid, such shares shall continue to be entitled to dividends and all such shares shall remain outstanding and entitled to all the rights and preferences provided within the Series E Certificate of Designations.

Neither the Company nor the Holder has any rights to redeem the Series E Convertible Preferred Stock.

Each Holder of the Series E Convertible Preferred Stock is entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action or consideration (whether at a meeting of stockholders of the Company, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each Holder shall be entitled to a number of votes equal to the largest number of whole shares of Common Stock into which all shares of Series E Convertible Preferred Stock held of record by such Holder is convertible as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent.

The Company's stockholders approved the issuance of the Series E Convertible Preferred Stock at the special stockholders' meeting held on June 6, 2023.

Steel Connect, Inc. (as parent company, the "Parent")

The Parent believes it has access to adequate resources to meet its needs for normal operating costs, debt obligations and working capital for at least the next twelve months.

ModusLink believes that if dividends to the Parent are required, it would have access to adequate resources to meet its operating needs while remaining in compliance with the Umpqua Revolver's covenants over the next twelve months. However, there can be no assurances that ModusLink will continue to have access to its line of credit if its financial performance does not satisfy the financial covenants set forth in its financing agreement, which could also result in the acceleration of its debt obligations by its lender, adversely affecting liquidity.

Contractual Obligations

Our principal uses of cash will be to provide working capital, meet debt service requirements, fund capital expenditures and execute management's strategic plans. As of July 31, 2023, we had contractual cash obligations to repay debt, make payments under operating leases, and make dividend payments. As of July 31, 2023, payments due under these long-term obligations are as follows:

	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years	Total
			(In thousands)		
Debt[1]	$ —	$ 12,940	$ —	$ —	$ 12,940
Interest payments[2]	1,019	496	—	—	1,515
Operating lease liabilities	9,256	13,684	6,386	544	29,870
Series C Preferred dividend payments	2,100	4,200	4,200	†	10,500

(1) Represents principal amount of debt and only includes scheduled principal payments.
(2) Represents expected interest payments on debt. Interest payments based on variable interest rates were determined using the interest rate in effect as of July 31, 2023.
† Holders of the Preferred Stock receive dividends at 6% per annum. In addition, beginning December 15, 2022, each holder of the Preferred Stock can require the Company to redeem its Preferred Stock in cash at a price equal to the Liquidation Preference (as defined in Series C Certificate of Designations).

Critical Accounting Estimates

Our significant accounting policies are discussed in Note 2 — "Summary of Significant Accounting Policies" to our audited consolidated financial statements. The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant of these estimates and assumptions relate to: (1) revenue recognition; (2) valuation allowances for trade and other receivables and inventories; (3) the valuation of long-lived assets; (4) contingencies, including litigation reserves; (5) restructuring charges and related severance expenses; (6) income taxes; (7) pension obligations; (8) business combinations; and (9) incremental borrowing rates to determine present value of lease payments. Of the accounting estimates we routinely make relating to our critical accounting policies, those estimates made in the process of: recognition of revenue; determining the valuation of inventory and related reserves; accounting for impairment of long-lived assets; and establishing income tax valuation allowances and liabilities are the estimates most likely to have a material impact on our financial position and results of operations. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Changes in estimates are reflected in the periods in which they become known. However, because these estimates inherently involve judgments and uncertainties, there can be no assurance that actual results will not differ materially from those estimates.

We believe that our critical accounting estimates have the following attributes: (1) we are required to make assumptions about matters that are uncertain and require judgment at the time of the estimate; (2) use of reasonably different assumptions could have changed our estimates, particularly with respect to recoverability of assets; and (3) changes in the estimate could have a material effect on our financial condition or results of operations. We believe the critical accounting policies below contain the more significant judgments and estimates used in the preparation of our financial statements:

- *Revenue recognition*

- *Income taxes*

- *Leases*

- *Acquisition accounting*

Revenue Recognition

The Company recognizes revenue from its contracts with customers primarily from the sale of supply chain management services. Revenue is recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. For ModusLink's supply chain management services arrangements, the services are considered to be transferred over time as they are performed. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Supply chain management services

ModusLink's revenue primarily comes from the sale of supply chain management services to its clients. Amounts billed to customers under these arrangements include revenue attributable to the services performed as well as for materials procured on the customer's behalf as part of its service to them. The majority of these arrangements consist of two distinct performance obligations (i.e, warehousing/inventory management service and a separate kitting/packaging/assembly service), revenue related to each of which is recognized over time as services are performed using an input method based on the level of efforts expended.

Other

Other revenue consists of cloud-based software subscriptions, software maintenance and support service contracts, fees for professional services and fees for the sale of perpetual software licenses in ModusLink's e-Business operations. Except for perpetual software licenses, revenue related to these arrangements is recognized on a straight-line basis over the term of the agreement or over the term of the agreement in proportion to the costs incurred in satisfying the obligations under the contract.

Performance Obligations and Standalone Selling Price

The Company's contracts with customers may include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require certain judgment. For arrangements with multiple performance obligations, the Company allocates revenue to each performance obligation based on its relative standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation. The Company generally determines standalone selling prices based on the prices charged to customers and uses a range of amounts to estimate standalone selling prices when we sell each of the products and services separately and need to determine whether there is a discount that needs to be allocated based on the relative standalone selling prices of the various products and services. The Company typically has more than one range of standalone selling prices for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, the Company may use information such as the type of customer and geographic region in determining the range of standalone selling prices.

Variable Consideration

The Company may provide credits or incentives to customers, which are accounted for as variable consideration when estimating the transaction price of the contract and amounts of revenue to recognize. The amount of variable consideration to include in the transaction price is estimated at contract inception using either the estimated value method or the most likely amount method based on the nature of the variable consideration. These estimates are updated at the end of each reporting period as additional information becomes available and revenue is recognized only to the extent that it is probable that a significant reversal of any amounts of variable consideration included in the transaction price will not occur.

Principal Versus Agent Revenue Recognition

For revenue generated from contracts with customers involving another party, the Company considers whether it maintains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment and discretion in establishing price. Revenues are recognized on a gross basis if the Company is acting in the capacity of a principal and on a net basis if it's acting in the capacity of an agent.

Income Taxes

The Company has net operating loss carryforwards for federal and state tax purposes of approximately $369.9 million and $138.8 million, respectively, as of July 31, 2023. As of July 31, 2023, approximately $1.7 billion of net operating loss carryforwards for federal and state tax purposes expired. Income taxes are accounted for under the provisions of ASC 740, *Income Taxes* ("ASC 740"), using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This methodology is subjective and requires significant estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities. As of July 31, 2023 and 2022, a valuation allowance has been recorded against the deferred tax asset in the U.S. and certain of its foreign subsidiaries since management believes that after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will not be realized. In each reporting period, we evaluate the adequacy of our valuation allowance on our deferred tax assets. In the future, if the Company is able to demonstrate a consistent trend of pre-tax income, then at that time management may reduce its valuation allowance accordingly. The Company also performs a valuation allowance scheduling exercise based on the deferred tax assets and liabilities as of July 31, 2023.

In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several tax jurisdictions. The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, we record estimated reserves for exposures. Based on our evaluation of current tax positions, the Company believes it has appropriately accrued for exposures as of July 31, 2023.

Leases

In order to calculate the operating ROU asset and operating lease liability for a lease, a lessee is required to apply a discount rate equal to the rate implicit in the lease whenever that rate is readily determinable. The Company's lease agreements generally do not provide a readily determinable implicit rate, nor is the rate available to the Company from its lessors and, therefore, the Company determines an incremental borrowing rate to determine the present value of the lease payments. The incremental borrowing rate represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar lease term to obtain an asset of similar value.

Acquisition Accounting

The Exchange Transaction with Steel Holdings was accounted for as a business combination under the acquisition method of accounting in accordance with ASC 805, *Business Combinations* ("ASC 805") with Steel Holdings being the accounting acquirer. The Company elected to apply pushdown accounting. As required by ASC 805, assets acquired and liabilities assumed in a business combination are recorded at their respective fair values as of the business combination date. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Significant judgement is required in determining the acquisition date fair value of the assets acquired and liabilities assumed predominantly with respect to debt and intangible assets. We use available information to make these fair value determinations and, when necessary, engage an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Significant judgment may be used to determine these fair values, including the use of appraisals, discounted cash flow models, market value for similar purchases or other methods applicable to the circumstances. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations in the future. During the measurement period, which is not to exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on the determination of the fair value of the intangible assets acquired. Judgment is also required in determining the intangible asset's useful life.

Recent Accounting Pronouncements

For a discussion of the Company's new or recently adopted accounting pronouncements, see Note 2 — "Summary of Significant Accounting Policies" to the consolidated financial statements found elsewhere in this Annual Report.

Tax Benefits Preservation Plan

Our past operations generated significant net operating losses, or NOLs. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act was enacted in response to the COVID-19 pandemic which among, other things, amends the treatment of NOLs. Under federal tax laws, for NOLs arising in tax years beginning before January 1, 2018, we generally can use any such NOLs and certain related tax credits to reduce ordinary income tax paid in our prior two tax years or on our future taxable income for up to 20 years, at which point they "expire" for such purposes. Until they expire, we can "carry forward" NOLs and certain related tax credits that we do not use in any particular year to offset taxable income in future years. For NOLs arising in tax years beginning after December 31, 2017 and before January 1, 2021, we are allowed to carryback such NOLs to each of the five taxable years preceding the taxable year of such losses and generally can use any such NOLs and certain related tax credits to reduce ordinary income tax paid on our future taxable income indefinitely. For NOLs arising in tax years beginning after December 31, 2020, we generally can use such NOLs and certain related tax credits to reduce ordinary income tax paid on our future taxable income indefinitely; however, any such NOLs cannot be used to reduce ordinary income tax paid in prior tax years. In addition, the deduction for NOLs arising in tax years beginning after December 31, 2020 is limited to 80% of our taxable income for any tax year (computed without regard to the NOL deduction and subject to certain other adjustments). NOLs arising in tax years beginning before January 1, 2018, are referred to herein as "Current NOLs." The Company had net NOL carryforwards for federal and state tax purposes of approximately $369.9 million and $138.8 million, respectively, at July 31, 2023. Of the total U.S. federal NOLs, $96.6 million does not expire and the remaining carry-forwards of $273.3 million will expire at various dates beginning in 2024 through 2038. We cannot estimate the exact amount of NOLs that we will be able use to reduce future income tax liability because we cannot predict the amount and timing of our future taxable income. For more information, see "Part I, Item 1A. Risk Factors — Risks Related to Taxation — We may be unable to realize the benefits of our net operating loss carry-forwards and other tax benefits (collectively, the 'NOLs' or 'Tax Benefits')."

In early 2018, Company's board of directors adopted the Protective Amendment and Tax Plan, each designed to preserve the Company's ability to utilize its NOLs, by preventing an "ownership change" within the meaning of Section 382 of the Internal Revenue Code that would impair the Company's ability to utilize its NOLs. Later that year, the stockholders of Steel Connect approved the Protective Amendment and Tax Plan.

The federal NOLs will expire from fiscal year 2023 through 2038, and the state NOL will expire from fiscal year 2023 through 2041. The Company's ability to use its Tax Benefits would be substantially limited if the Company undergoes an Ownership Change. The Protective Amendment and Tax Plan are intended to prevent an Ownership Change of the Company that would impair the Company's ability to utilize its Tax Benefits.

The Protective Amendment generally restricts any direct or indirect transfer if the effect would be to (i) increase the direct, indirect or constructive ownership of any stockholder from less than 4.99% to 4.99% or more of the shares of common stock then outstanding or (ii) increase the direct, indirect or constructive ownership of any stockholder owning or deemed to own 4.99% or more of the shares of common stock then outstanding. Pursuant to the Protective Amendment, any direct or indirect transfer attempted in violation of the Protective Amendment would be void as of the date of the prohibited transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of the shares would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the Protective Amendment (the "excess stock") for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such shares, or in the case of options, receiving shares in respect of their exercise. In addition to a prohibited transfer being void as of the date it is attempted, upon demand, the purported transferee must transfer the excess stock to an agent of the Company along with any dividends or other distributions paid with respect to such excess stock. The agent is required to sell such excess stock in an arm's-length transaction (or series of transactions) that would not constitute a violation under the Protective Amendment.

As part of the Tax Plan, the Board declared a dividend of one right (a "Right") for each share of common stock then outstanding. The dividend was payable to holders of record as of the close of business on January 29, 2018. Any shares of common stock issued after January 29, 2018, will be issued together with the Rights. Each Right initially represents the right to purchase one one-thousandth of a share of newly created Series D Junior Participating Preferred Stock.

Initially, the Rights will be attached to all certificates representing shares of common stock then outstanding, and no separate rights certificates will be distributed. In the case of book entry shares, the Rights will be evidenced by notations in the book entry accounts. Subject to certain exceptions specified in the Tax Plan, the Rights will separate from the common stock and a distribution date (the "Distribution Date") will occur upon the earlier of (i) ten (10) business days following a public announcement that a stockholder (or group) has become a beneficial owner of 4.99% or more of the shares of common stock then outstanding or (ii) ten (10) business days (or such later date as the Board determines) following the commencement of a tender offer or exchange offer that would result in a person or group becoming a 4.99% stockholder.

Pursuant to the Tax Plan and subject to certain exceptions, if a stockholder (or group) becomes a new 4.99% stockholder after adoption of the Tax Plan, the Rights would generally become exercisable and entitle stockholders (other than the new 4.99% stockholder or group) to purchase additional shares of the Company at a significant discount, resulting in substantial dilution in the economic interest and voting power of the 4.99% stockholder (or group). In addition, under certain circumstances in which the Company is acquired in a merger or other business combination after a non-exempt stockholder (or group) becomes a 4.99% stockholder, each holder of the Right (other than the 4.99% stockholder or group) would then be entitled to purchase shares of the acquiring company's common stock at a discount.

The Protective Amendment does not expire. The Rights are not exercisable until the Distribution Date and will expire at 11:59 p.m., on January 18, 2024, unless the Rights are earlier redeemed or exchanged as provided in the Tax Plan or the Board of Directors earlier determines that the Tax Plan is no longer necessary or desirable for the preservation of the Tax Benefits. For more information, see "Part I, Item 1A. Risk Factors — Risks Related to Taxation — We may be unable to realize the benefits of our net operating loss carry-forwards and other tax benefits (collectively, the 'NOLs' or 'Tax Benefits')."

ITEM 7A. — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Consistent with the rules applicable to "Smaller Reporting Companies" we have omitted information required by this Item.

ITEM 8. — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Steel Connect, Inc.
New York, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Steel Connect, Inc. and subsidiaries (the "Company") as of July 31, 2023 (Successor) and 2022 (Predecessor), the related consolidated statements of operations and comprehensive income (loss), stockholders' equity (deficit), and cash flows for the period from May 1, 2023 through July 1, 2023 (Successor), and the period from August 1, 2022 through April 30, 2023 and the year ended July 31, 2022 (Predecessor), and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 31, 2023 and 2022, and the results of its operations and its cash flows for the period from May 1, 2023 through July 1, 2023 (Successor), and the period from August 1, 2022 through April 30, 2023 and the year ended July 31, 2022 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Business Combination — Valuation of Intangible Assets

As described in Notes 1 and 3 to the consolidated financial statements, the Company and Steel Partners Holdings L.P., ("Steel Holdings") executed a series of agreements in which Steel Holdings and certain of its affiliates transferred certain marketable securities to the Company in exchange for 3.5 million shares of Series E Convertible Preferred Stock of the Company (the "Exchange Transaction"). The Exchange Transaction was accounted for in accordance with Accounting Standards Codification ("ASC") Topic 805, Business Combinations, and, accordingly, the

Company's results of operations were consolidated in Steel Holding's financial statements on the date of the Exchange Transaction. The Company elected pushdown accounting in which it uses Steel Holding's basis of accounting, which reflects the fair market value of the Company's assets and liabilities at the date of the Exchange Transaction. The Company recognized a customer relationships intangible asset of $25.0 million and trade name intangible asset of $10.5 million in connection with the Exchange Transaction. The fair value of the trade name asset was determined using the relief-from-royalty method and the fair value of the customer relationships asset was determined using the excess earnings method. These income-based approaches included assumptions such as the amount and timing of projected cash flows and discount rate.

We identified the determination of fair values of the customer relationships and trade name intangible assets as a critical audit matter. The principal considerations for our determination are the significant and subjective judgments made by management in utilizing significant assumptions to determine the fair value of customer relationships and trade name intangible assets. For the customer relationships and trade name intangible assets, these significant assumptions were the projected revenue and discount rate. Auditing these elements involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skills and knowledge needed.

The primary procedure we performed to address this critical audit matter included:

- Evaluating the reasonableness of projected revenue used in the determination of the fair value of the customer relationships and trade name intangible assets by comparing the projected revenue against historical financial results, guideline companies, and industry information.

- Utilizing personnel with specialized knowledge and skills in valuation to evaluate the reasonableness of the discount rate used in the determination of the fair value of the customer relationships and trade name intangible assets.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2014.

New York, NY
November 8, 2023

STEEL CONNECT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	Successor July 31, 2023	Predecessor July 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents.	$ 121,372	$ 53,142
Accounts receivable, trade, net of allowance for credit losses of $219 and $44 at July 31, 2023 and 2022, respectively	28,616	40,083
Inventories, net	8,569	8,151
Funds held for clients	2,031	4,903
Prepaid expenses and other current assets	158,686	3,551
Total current assets	319,274	109,830
Property and equipment, net	3,698	3,534
Operating lease right-of-use assets	27,098	19,655
Other intangible assets, net	34,589	—
Goodwill	22,785	—
Other assets	3,737	4,730
Total assets	$ 411,181	$ 137,749
LIABILITIES, CONTINGENTLY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 26,514	$ 30,553
Accrued expenses	26,774	28,396
Funds held for clients	1,949	4,903
Current lease obligations.	7,973	6,466
Other current liabilities	4,544	13,482
Total current liabilities	67,754	83,800
Convertible note payable.	12,461	11,047
Long-term lease obligations	19,161	12,945
Other long-term liabilities.	5,442	3,983
Total long-term liabilities	37,064	27,975
Total liabilities.	104,818	111,775
Commitments and contingencies (Note 13)		
Contingently redeemable preferred stock:		
Series C contingently redeemable preferred stock, $0.01 par value per share. 35,000 shares authorized, issued and outstanding at July 31, 2023 and 2022	35,006	35,180
Series E contingently redeemable preferred stock, $0.01 par value per share. 3,500,000 shares authorized, issued and outstanding at July 31, 2023	202,733	—
Total contingently redeemable preferred stock	237,739	35,180
Stockholders' equity:		
Preferred stock, $0.01 par value per share. 4,965,000 shares authorized at July 31, 2023 and 2022; zero shares issued and outstanding at July 31, 2023 and 2022	—	—
Common stock, $0.01 par value per share. Authorized 1,400,000,000 shares; 6,250,493 issued and outstanding shares at July 31, 2023; 6,485,309 issued and outstanding shares at July 31, 2022	65	65
Additional paid-in capital	61,534	7,479,906
Accumulated earnings (deficit)	7,612	(7,493,317)
Accumulated other comprehensive (loss) income	(587)	4,140
Total stockholders' equity (deficit)	68,624	(9,206)
Total liabilities, contingently redeemable preferred stock and stockholders' equity	$ 411,181	$ 137,749

The accompanying notes are an integral part of these consolidated financial statements.

STEEL CONNECT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
Net revenue	$ 40,804	$ 148,283	$ 203,272
Cost of revenue	29,749	108,031	161,736
Gross profit	11,055	40,252	41,536
Operating expenses:			
Selling, general and administrative	8,523	33,463	40,373
Amortization	911	—	—
Total operating expenses	9,434	33,463	40,373
Operating income	1,621	6,789	1,163
Other income (expense):			
Interest income	707	928	58
Interest expense	(265)	(2,588)	(3,120)
Other gains, net	5,688	3,961	4,031
Total other income	6,130	2,301	969
Income from continuing operations before income taxes	7,751	9,090	2,132
Income tax (benefit) expense	(398)	1,630	11,388
Net income (loss) from continuing operations	8,149	7,460	(9,256)
Net loss from discontinued operations	—	—	(1,712)
Net income (loss)	8,149	7,460	(10,968)
Less: Preferred dividends on redeemable preferred stock	(537)	(1,593)	(2,129)
Net income (loss) attributable to common stockholders	$ 7,612	$ 5,867	$ (13,097)
Basic net income (loss) per share attributable to common stockholders:			
Continuing operations	$ 0.29	$ 0.91	$ (1.77)
Discontinued operations	—	—	(0.27)
Basic net income (loss) per share	$ 0.29	$ 0.91	$ (2.04)
Diluted net income (loss) per share attributable to common stockholders:			
Continuing operations	$ 0.29	$ 0.89	$ (1.77)
Discontinued operations	—	—	(0.27)
Diluted net income (loss) per share	$ 0.29	$ 0.89	$ (2.04)
Weighted-average number of common units outstanding – basic	6,177	6,449	6,425
Weighted-average number of common units outstanding – diluted	27,960	8,417	6,425

The accompanying notes are an integral part of these consolidated financial statements.

STEEL CONNECT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
Net income (loss)	$ 8,149	$ 7,460	$ (10,968)
Other comprehensive (loss) income:			
Foreign currency translation adjustment	(623)	999	(3,699)
Pension liability adjustments, net of tax	36	(1,078)	677
Other comprehensive (loss) income	(587)	(79)	(3,022)
Comprehensive income (loss)	$ 7,562	$ 7,381	$ (13,990)

The accompanying notes are an integral part of these consolidated financial statements.

STEEL CONNECT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share amounts)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Predecessor: Balance at July 31, 2021	6,760,660	$ 68	$ 7,479,202	$ (7,480,220)	$ 7,162	$ 6,212
Net loss	—	—	—	(10,968)	—	(10,968)
Preferred dividends	—	—	—	(2,129)	—	(2,129)
Issuance of common stock pursuant to employee stock purchase plan	53	—	—	—	—	—
Restricted stock grants	51,382	—	—	—	—	—
Restricted stock forfeitures	(326,786)	(3)	3	—	—	—
Share-based compensation	—	—	701	—	—	701
Other comprehensive items	—	—	—	—	(3,022)	(3,022)
Balance at July 31, 2022	6,485,309	65	7,479,906	(7,493,317)	4,140	(9,206)
Net income	—	—	—	7,460	—	7,460
Preferred dividends	—	—	—	(1,593)	—	(1,593)
Restricted stock grants	44,240	—	—	—	—	—
Share-based compensation	—	—	529	—	—	529
Other comprehensive items	—	—	—	—	(79)	(79)
Balance at April 30, 2023	6,529,549	65	7,480,435	(7,487,450)	4,061	(2,889)
Effect of Exchange Transaction (See Note 3)	—	—	(7,416,849)	7,487,450	(4,061)	66,540
Successor: Balance at May 1, 2023	6,529,549	65	63,586	—	—	63,651
Net income	—	—	—	8,149	—	8,149
Preferred dividends	—	—	—	(537)	—	(537)
Reverse/forward stock split settlement	(299,069)	—	(2,288)	—	—	(2,288)
Restricted stock grants	20,013	—	—	—	—	—
Share-based compensation	—	—	236	—	—	236
Other comprehensive items	—	—	—	—	(587)	(587)
Balance at July 31, 2023	6,250,493	$ 65	$ 61,534	$ 7,612	$ (587)	$ 68,624

The accompanying notes are an integral part of these consolidated financial statements.

STEEL CONNECT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
Cash flows from operating activities:			
Net income (loss)	$ 8,149	$ 7,460	$ (10,968)
Loss from discontinued operations, net of tax	—	—	1,712
Income (loss) from continuing operations	8,149	7,460	(9,256)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	456	1,427	2,220
Amortization of intangible assets	911	—	—
Amortization of deferred financing costs	—	36	102
Accretion of debt discount	—	1,688	1,704
Share-based compensation	236	529	701
Deferred taxes	(250)	—	9,041
Non-cash lease expense	2,208	6,760	9,425
Bad debt expense (recovery)	(297)	1,136	(5)
Other gains, net	(5,687)	(3,962)	(4,087)
Non-cash impact of application of pushdown accounting	8,079	—	—
Changes in operating assets and liabilities:			
Accounts receivable, net	8,409	2,933	(5,251)
Inventories, net	(1,567)	1,440	323
Prepaid expenses and other current assets	905	(1,237)	1,065
Accounts payable and accrued expenses	(1,690)	(3,886)	801
Refundable and accrued income taxes, net	(214)	(829)	(471)
Other assets and liabilities	(11,125)	(4,495)	(9,446)
Net cash provided by (used in) operating activities	8,523	9,000	(3,134)
Cash flows from investing activities:			
Additions to property and equipment	(807)	(1,311)	(1,485)
Proceeds from the disposition of property and equipment	1	166	—
Proceeds from the sale of securities	53,644	1,881	—
Net cash provided by (used in) investing activities	52,838	736	(1,485)
Cash flows from financing activities:			
Series C redeemable preferred stock dividend payments	(537)	(1,593)	(2,129)
Payment of deferred financing costs	—	(149)	(95)
Repayments on capital lease obligations	—	(38)	(73)
Repayments on debt	(1,000)	(1,000)	—
Payments for fractional shares resulting from the Reverse/Forward stock split	(2,288)	—	—
Net cash used in financing activities	(3,825)	(2,780)	(2,297)
Net effect of exchange rate changes on cash and cash equivalents	(29)	895	(1,368)
Net increase (decrease) in cash, cash equivalents and restricted cash	57,507	7,851	(8,284)
Cash, cash equivalents and restricted cash, beginning of period	65,896	58,045	66,329
Cash, cash equivalents and restricted cash, end of period	$ 123,403	$ 65,896	$ 58,045
Cash flows from discontinued operations:			
Operating activities	$ —	$ —	$ (6,738)
Investing activities	—	—	625
Financing activities	—	—	4,230
Net cash (used in) provided by discontinued operations	$ —	$ —	$ (1,883)

The accompanying notes are an integral part of these consolidated financial statements.

(1) NATURE OF OPERATIONS

Steel Connect, Inc., (the "Company" or "Steel Connect"), is a holding company which operates through its wholly-owned subsidiary ModusLink Corporation ("ModusLink" or "Supply Chain").

ModusLink is a supply chain business process management company serving clients in markets such as consumer electronics, communications, computing, medical devices, software and retail. ModusLink designs and executes elements in its clients' global supply chains to improve speed to market, product customization, flexibility, cost, quality and service. The Company also produces and licenses an entitlement management solution for activation, provisioning, entitlement subscription and data collection from physical goods (connected products) and digital products.

Steel Partners and Steel Connect Exchange Transaction

On April 30, 2023, Steel Partners Holdings L.P., ("Steel Holdings") and the Company executed a series of agreements in which Steel Holdings and certain of its affiliates (the "Steel Partners Group") agreed to transfer certain marketable securities held by the Steel Partners Group to the Company in exchange for 3.5 million shares of Series E Convertible Preferred Stock of the Company (the "Series E Convertible Preferred Stock", and, such transfer and related transactions, the "Exchange Transaction"). Following approval on June 6, 2023 by the Company's stockholders, pursuant to NASDAQ Marketplace Rules, the Series E Convertible Preferred Stock is convertible into an aggregate of 19.8 million shares of the Company's common stock, par value $0.01 per share (the "common stock" or "Common Stock"), and will vote together with the Company's common stock and participate in any dividends paid on the Company's common stock, in each case on an as-converted basis. Upon conversion of the Series E Convertible Preferred Stock, the Steel Partners Group would hold approximately 84.0% of the outstanding equity interests of the Company. The Exchange Transaction closed on May 1, 2023, which is the date that the consideration was exchanged between Steel Holdings and the Company.

Predecessor/Successor Reporting

On May 1, 2023, the Exchange Transaction resulted in Steel Holdings obtaining control of the Company for financial statement consolidation purposes. Steel Holdings does not consolidate the Company for Federal income tax purposes because the ownership in the Company is dispersed between different federal tax consolidation groups within Steel Holdings. The Company elected pushdown accounting in which it uses Steel Holdings' basis of accounting, which reflects the fair market value of the Company's assets and liabilities at the date of the Exchange Transaction. As a result, the Company has reflected the required pushdown accounting adjustments in its consolidated financial statements. Due to the application of pushdown accounting, the Company's consolidated financial statements and certain footnote disclosures include a black line division between the two distinct periods to indicate the application of two different bases of accounting, which may not be comparable, between the periods presented. The pre-exchange period through April 30, 2023 is referred to as the "Predecessor" period. The post-exchange period, May 1, 2023 through July 31, 2023, includes the impact of pushdown accounting and is referred to as the "Successor" period. See Note 3 — "Exchange Transaction" for further information regarding the Exchange Transaction and the application of pushdown accounting.

Disposition of Interest in Aerojet Shares

As a result of the Exchange Transaction, the Company recorded $202.7 million to investments, which represents the fair value of the Aerojet common stock transferred to Steel Connect. As of July 31, 2023, the Company had disposed of all its interest in Aerojet common stock. The majority of Aerojet common stock was purchased when L3 Harris closed its merger with Aerojet. As of July 31, 2023, the Company received $53.3 million in cash and had a receivable of $154.5 million for proceeds receivable, which was received in August 2023. The Company received total net proceeds of $207.8 million in exchange for all of its Aerojet shares.

(1)   NATURE OF OPERATIONS (cont.)

Disposition of IWCO Direct

On February 25, 2022, the Company entered into a transaction agreement (the "Transaction Agreement") with (a) IWCO Direct Holding Inc. ("IWCO Direct" or "Direct Marketing") and its indirect subsidiaries, (b) Cerberus Business Finance, LLC, in its capacities as collateral agent and administrative agent under a financing agreement (in such capacities, the "Agent"), dated as of December 15, 2017, between IWCO Direct, IWCO Direct's direct and indirect subsidiaries, the Agent and the lenders party thereto (the "Lenders") (the "Financing Agreement"), (c) the Lenders, (d) the Lenders or their respective designees listed on the signature pages to the Transaction Agreement under the caption "Participating Lender Purchasers" (the "Participating Lender Purchasers"), (e) SPH Group Holdings LLC (the "Sponsor") and (f) Instant Web Holdings, LLC (the "Buyer"), an entity owned by the Participating Lender Purchasers. On the Effective Date (as defined in the Transaction Agreement) and pursuant to the terms of the Transaction Agreement, the Company transferred all of its interests in IWCO Direct to the Buyer as part of a negotiated restructuring of the capital structure and certain financial obligations of IWCO Direct under the Financing Agreement as contemplated by the Transaction Agreement. The assets and liabilities and results of operations of the IWCO Direct business are reported as discontinued operations for all periods presented. See Note 4 — "Discontinued Operations" for additional information.

All references made to financial data in this Annual Report are to the Company's continuing operations, unless otherwise specifically noted.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies described below.

Principles of Consolidation

The accompanying consolidated financial statements of the Company include the results of its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% of the voting interest using the equity method, if the Company has the ability to exercise significant influence over the investee company. All other investments in privately held businesses over which the Company does not have the ability to exercise significant influence, or for which there is not a readily determinable market value, are accounted for under the cost method of accounting.

Reverse/Forward Stock Split

At the special stockholders meeting held on June 6, 2023, the stockholders approved proposals to amend the Company's restated certificate of incorporation (the "Charter"), to effect a 1-for-3,500 reverse stock split of the common stock (the "Reverse Stock Split"), followed immediately by a 375-for-1 forward stock split of the common stock (the "Forward Stock Split," and, together with the Reverse Stock Split, the "Reverse/Forward Stock Split"). On June 7, 2023, the Board approved the Reverse/Forward Stock Split, and as such, the Board directed the Company to file with the State of Delaware certificates of amendment to our Charter to effectuate the Reverse/Forward Stock Split. The Reverse/Forward Stock Split was effective on June 21, 2023 (the "Effective Date"). The Company's common stock began trading on a Reverse/Forward Stock Split-adjusted basis on the Nasdaq Capital Market when the market opened on June 22, 2023. The trading symbol for the Company's common stock remains "STCN."

No fractional shares were issued in connection with the Reverse/Forward Stock Split. Shares held by stockholders who held fewer than 3,500 of the Company's common stock immediately prior to the Reverse Stock Split were converted into the right to receive a payment in cash (without interest) equal to the fair value of such shares as of the time when those entitled to receive such payments were determined, which shall be an amount equal to such number of shares of Company's common stock held multiplied by the average of the closing sales prices of the Company's common stock on Nasdaq for the five consecutive trading days immediately preceding the effective date of the Reverse Stock Split,

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

and each share of Company's common stock held by a stockholder of record owning 3,500 shares or more immediately prior to the effective time of the Reverse Stock Split were converted into a new number of shares of Company's common stock based on a ratio of 375 shares of the Company's common stock for each share of the Company's common stock owned immediately following the Reverse Stock Split, including any fractional shares owned following the Reverse Stock Split; however, with respect to any fractions of a share of Company Common Stock that may be held as a result of the Forward Stock Split, stockholders received a payment in cash (without interest) equal to the fair value of such fractions as of the time when those entitled to receive such fractions are determined, which was an amount equal to such fractions multiplied by the average of the closing sales prices of the Company's common stock on Nasdaq for the five consecutive trading days immediately preceding the effective date of the Reverse/Forward Stock Split (with such average closing sales prices being adjusted to give effect to the Reverse/Forward Stock Split). The Company made payments of $2.3 million related to fractional shares as a result of the Reverse/Forward Stock Split, which were recorded to additional paid-in capital on the consolidated balance sheets for the fiscal year ended July 31, 2023.

The number of shares of authorized Company's common stock did not change as a result of the Reverse/Forward Stock Split; however, the number of shares of outstanding Company's common stock decreased as a result of the Reverse/Forward Stock Split.

Accordingly, all share and per-share amounts for the current period and prior periods have been adjusted to reflect the Reverse/Forward Stock Split.

The number of shares of Company's common stock issuable upon the exercise of Series C Preferred Stock and the Series E Preferred Stock immediately prior to the Reverse/Forward Stock Split were proportionately decreased and the conversion price of the Series C Preferred Stock and the Series E Preferred Stock were proportionately increased, effective as of June 21, 2023, the close of business on the date of such Reverse/Forward Stock Split. Our authorized preferred stock was not affected by the reverse stock split and continues to be 3,535,000 shares of preferred stock, with a par value of $0.01 per share.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to: (1) revenue recognition; (2) valuation allowances for trade and other receivables; (3) the valuation of long-lived assets; (4) contingencies, including litigation reserves; (5) restructuring charges and related severance expenses; (6) income taxes; (7) pension obligations; (8) business combinations; and (9) incremental borrowing rate to determine present value of lease payments. Accounting estimates are based on historical experience and various assumptions that are considered reasonable under the circumstances. However, because these estimates inherently involve judgments and uncertainties, actual results could differ materially from those estimated.

Revenue Recognition

The Company recognizes revenue from its contracts with customers primarily from the sale of supply chain management services. Revenue is recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. For ModusLink's supply chain management services arrangements, the goods and services are considered to be transferred over time as they are performed. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Supply Chain Management Services

ModusLink's revenue primarily comes from the sale of supply chain management services to its clients. Amounts billed to customers under these arrangements include revenue attributable to the services performed as well as for materials procured on the customer's behalf as part of its service to them. The majority of these arrangements consist of two distinct performance obligations (i.e., warehousing/inventory management service and a separate kitting/packaging/assembly service), revenue related to each of which is recognized over time as services are performed using an input method based on the level of efforts expended.

Other

Other revenue consists of cloud-based software subscriptions, software maintenance and support service contracts, and fees for professional services in ModusLink's e-Business operations. Revenue related to these arrangements is recognized on a straight-line basis over the term of the agreement or over the term of the agreement in proportion to the costs incurred in satisfying the obligations under the contract.

Performance Obligations and Standalone Selling Price

The Company's contracts with customers may include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require certain judgment. For arrangements with multiple performance obligations, the Company allocates revenue to each performance obligation based on its relative standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation. The Company generally determines standalone selling prices based on the prices charged to customers and uses a range of amounts to estimate standalone selling prices when we sell each of the products and services separately and need to determine whether there is a discount that needs to be allocated based on the relative standalone selling prices of the various products and services. The Company typically has more than one range of standalone selling prices for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, the Company may use information such as the type of customer and geographic region in determining the range of standalone selling prices.

Variable Consideration

The Company may provide credits or incentives to customers, which are accounted for as variable consideration when estimating the transaction price of the contract and amounts of revenue to recognize. The amount of variable consideration to include in the transaction price is estimated at contract inception using either the estimated value method or the most likely amount method based on the nature of the variable consideration. These estimates are updated at the end of each reporting period as additional information becomes available and revenue is recognized only to the extent that it is probable that a significant reversal of any amounts of variable consideration included in the transaction price will not occur.

Principal Versus Agent Revenue Recognition

For revenue generated from contracts with customers involving another party, the Company considers whether it maintains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment and discretion in establishing price. Revenues are recognized on a gross basis if the Company is acting in the capacity of a principal and on a net basis if its acting in the capacity of an agent.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract Balances

Timing of revenue recognition may differ from timing of invoicing to customers. The Company records contract assets and liabilities related to its contracts with customers as follows:

• Accounts receivable when revenue is recognized prior to receipt of cash payments and if the right to such amounts is unconditional and solely based on the passage of time.

• Contract assets when the Company recognizes revenue based on efforts expended but the right to such amount is conditional upon satisfaction of another performance obligation. Contract assets are primarily comprised of fees related to supply chain management services. The Company's contract assets are all short-term in nature and are included in prepaid expenses and other current assets in the Company's consolidated balance sheets.

• Deferred revenue when cash payments are received or due in advance of performance. Deferred revenue is primarily comprised of fees related to supply chain management services, cloud-based software subscriptions and software maintenance and support service contracts, which are generally billed in advance. Deferred revenue also includes other offerings for which we have been paid in advance and earn the revenue when we transfer control of the product or service. The deferred revenue balance is classified as a component of other current liabilities and other long-term liabilities on the Company's consolidated balance sheets.

Accounts Receivable and Allowance for Expected Credit Losses

The Company's unsecured accounts receivable are stated at original invoice amount less an estimate made for expected credit losses based on a monthly review of all outstanding amounts. Management determines the allowance for expected credit losses by regularly evaluating individual customer receivables and considering each customer's financial condition, credit history, current economic conditions, whether any amounts are currently past due and the length of time accounts may be past due. The Company writes off accounts receivable when management deems them uncollectible and records recoveries of accounts receivable previously written off when received. When accounts receivable are considered past due, the Company generally does not charge interest on past due balances.

The allowance for expected credit losses consisted of the following:

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	July 31, 2022
	(In thousands)		
Balance at beginning of period	$ 1,180	$ 44	$ 49
Application of pushdown accounting[a]	(1,180)	—	—
Provisions charged to expense	219	1,136	—
Accounts written off	—	—	—
Recovered	—	—	(5)
Balance at end of period	$ 219	$ 1,180	$ 44

(a) As part of pushdown accounting, the allowance for expected credit losses balance was eliminated to establish the new cost basis in the Company's accounts receivables as of May 1, 2023.

Foreign Currency Translation

All assets and liabilities of the Company's foreign subsidiaries, whose functional currency is the local currency, are translated to U.S. dollars at the rates in effect at the balance sheet date. All amounts in the consolidated statements of operations are translated using the average exchange rates in effect during the year. Resulting translation adjustments

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

are reflected in the accumulated other comprehensive income (loss) component of stockholders' equity. Settlement of receivables and payables in a foreign currency that is not the functional currency result in foreign currency transaction gains and losses. Foreign currency transaction gains and losses are included in "Other gains (losses), net" in the consolidated statements of operations.

Cash, Cash Equivalents and Short-term Investments

Cash equivalents consist of highly liquid investments with an original maturity of three months or less at the time of purchase. Investments with maturities greater than three months to twelve months at the time of purchase are considered short-term investments. Cash and cash equivalents consisted of the following:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
	(In thousands)	
Cash and bank deposits.	$ 90,282	$ 21,386
Money market funds	31,090	31,756
	$ 121,372	$ 53,142

Fair Value Measurements

The Company measures certain assets and liabilities at fair value (see Note 23 — "Fair Value Measurements"). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values of assets and liabilities are determined based on a three-level measurement input hierarchy. Level 1 inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date. Level 2 inputs are other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs can include quoted prices in active markets for similar assets or liabilities, quoted prices in a market that is not active for identical assets or liabilities, or other inputs that can be corroborated by observable market data. Level 3 inputs are unobservable for the asset or liability when there is little, if any, market activity for the asset or liability. Level 3 inputs are based on the best information available and may include data developed by the Company.

Funds Held for Clients

Funds held for clients represent cash that is restricted for use solely for the purposes of satisfying the obligations to remit clients' customer funds to the Company's clients. These funds are classified as a current asset and a corresponding current liability on the Company's consolidated balance sheets.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by both moving averages and the first-in, first-out methods. A provision for excess or obsolete inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns and future sales expectations.

Accounting for Impairment of Long-Lived Assets

The Company tests long-lived assets or group of assets for recoverability whenever events or changes in circumstances indicate that the Company may not be able to recover the asset's carrying amount. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company evaluates recoverability generally by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group cover the carrying value at

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the evaluation date. If the undiscounted cash flows are not sufficient to recover the carrying value, the Company measures an impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value. Management may use third-party valuation experts to assist in its determination of fair value.

Property and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation and amortization is computed by applying the straight-line method to the estimated useful lives of the respective assets. Changes in estimated useful lives and salvage values of the Company's assets and the related depreciation and amortization expense are accounted for prospectively. The Company capitalizes certain computer software development costs when incurred in connection with developing or obtaining computer software for internal use. The estimated useful lives are as follows:

Category	Useful Lives
Machinery and equipment	5 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the asset
Software	5 years
Computer hardware	3 years
Other	5 years

Leases

The Company leases office space, warehouse facilities, equipment and automobiles under operating leases. These leases may also include rent escalation clauses or lease incentives in the form of construction allowances and rent reduction. In determining the lease term used in the lease right-of-use ("ROU") asset and lease liability calculations, the Company considers various factors such as market conditions and the terms of any renewal or termination options that may exist. When deemed reasonably certain, the renewal and termination options are included in the determination of the lease term and calculation of the lease ROU asset and lease liability. The Company is typically required to make fixed minimum rent payments, variable rent payments primarily based on performance, or a combination thereof, directly related to its ROU asset. The Company is also often required, by the lease, to pay for certain other costs including real estate taxes, insurance, common area maintenance fees and/or certain other costs, which may be fixed or variable, depending upon the terms of the respective lease agreement. To the extent these payments are fixed, the Company has included them in calculating the lease ROU assets and lease liabilities.

The Company calculates lease ROU assets and lease liabilities as the present value of fixed lease payments over the reasonably certain lease term beginning at the commencement date. When discount rates implicit in leases cannot be readily determined, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. The determination of incremental borrowing rates involves judgment by management. The weighted average interest rate used for operating leases for the year ended July 31, 2023 and July 31, 2022 was 5.2% and 3.9%, respectively. The weighted average interest rate used for finance leases for the year ended July 31, 2022 was 3.9%. There were no finance leases as of the year ended July 31, 2023.

For operating leases, fixed lease payments are recognized as operating lease cost on a straight-line basis over the lease term. For finance leases, the ROU asset is depreciated on a straight-line basis over the remaining lease term, along with recognition of interest expense associated with accretion of the lease liability. For leases with a lease term of 12 months or less ("short-term lease"), any fixed lease payments are recognized on a straight-line basis over such term and are not recognized on the consolidated balance sheets. Variable lease cost for both operating and finance leases, if any, is recognized as incurred.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Restructuring Costs

Restructuring and other exit costs may include employee separation costs, asset impairment charges, contract exit costs and costs of facility consolidation and closure. The Company records restructuring and other exit costs at their fair value when incurred. In accordance with existing benefit arrangements, employee termination costs are accrued when the restructuring actions are probable and estimable. Employee separation costs may also include one-time termination benefits recognized as a liability at estimated fair value, at the time of communication to employees, unless future service is required beyond the minimum retention period, in which case the costs are recognized ratably over the future service period.

Income Taxes

Income taxes are accounted for using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This methodology is subjective and requires significant estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities.

Income tax accounting standards prescribe: (1) a minimum recognition threshold that an income tax benefit arising from an uncertain income tax position taken, or expected to be taken, on an income tax return is required to meet before being recognized in the financial statements and (2) the measurement of the income tax benefits recognized from such positions. The Company's accounting policy is to classify uncertain income tax positions that are not expected to be resolved in one year as non-current income tax liabilities and to classify potential interest and penalties on uncertain income tax positions as elements of the provision for income taxes in its financial statements. See Note 18 — "Income Taxes," for additional information.

Pension Plans

The Company sponsors defined benefit pension plans covering certain of its employees in the Netherlands and Japan. In accordance with accounting standards for employee pension benefits, the Company recognizes on a plan-by-plan basis the unfunded status of its pension plans in the consolidated financial statements and measures its pension plan assets and benefit obligations as of July 31. The obligation for the Company's pension plans and the related annual costs of employee benefits are calculated based on several long-term assumptions, including discount rates and expected mortality for employee benefit liabilities, rates of return on plan assets and expected annual rates for salary increases for employee participants.

Share-Based Compensation Plans

All share-based payment awards to employees and directors are measured based upon their grant date fair values and expensed over the period during which the employee or director is required to provide service in exchange for the award (the vesting period). The Company accounts for forfeitures in the period in which they occur.

Acquisition Accounting

The Exchange Transaction with Steel Holdings was accounted for as a business combination under the acquisition method of accounting in accordance with ASC 805, *Business Combinations* ("ASC 805") with Steel Holdings being the accounting acquirer. The Company elected to apply pushdown accounting. As required by ASC 805, assets acquired and liabilities assumed in a business combination are recorded at their respective fair values as of the business combination date. The excess of the fair value of purchase consideration over the fair values of these identifiable

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

assets and liabilities is recorded as goodwill. Significant judgement is required in determining the acquisition date fair value of the assets acquired and liabilities assumed predominantly with respect to debt and intangible assets. We use available information to make these fair value determinations and, when necessary, engage an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Significant judgment may be used to determine these fair values, including the use of appraisals, discounted cash flow models, market value for similar purchases or other methods applicable to the circumstances. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations in the future. During the measurement period, which is not to exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Earnings per Common Share

The Company calculates earnings (loss) per common share using the two-class method required for participating securities. Accordingly, the Company's Series E Convertible Preferred Stock, which the holders of are entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends or other distributions on the shares of Common Stock, are included as participating securities in the calculation of earnings (loss) per common share ("EPS") pursuant to the two-class method.

The two-class method provides for an allocation of net income (loss) between common stock and other participating securities based on their respective participation rights to share in dividends. Basic EPS is calculated by dividing net income available to common stockholders for the period by the weighted-average number of common shares outstanding during the period. Net income available to common stockholders for the period includes dividends paid to common stockholders during the period plus a proportionate share of undistributed net income allocable to common stockholders for the period; the proportionate share of undistributed net income allocable to common stockholders for the period is based on the proportionate share of total weighted-average common shares and participating securities outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock outstanding during each period, plus potential common shares considered outstanding during the period, as long as the inclusion of such awards is not antidilutive. Potential common shares consist of restricted common stock (calculated based on the treasury stock method) and shares issuable upon debt or preferred stock conversion (calculated using an as-if converted method), using the more dilutive of either the two-class method or as-converted stock method.

Major Clients and Concentration of Credit Risk

For the fiscal years ended July 31, 2023 and 2022, the Company's 10 largest clients accounted for approximately 83% and 78% of consolidated net revenue from continuing operations, respectively. Two customers accounted for approximately 41% and 13% of the Company's consolidated net revenue from continuing operations for the fiscal year ended July 31, 2023, and two customers accounted for 31% and 12% of the Company's consolidated net revenue from continuing operations for the fiscal year ended July 31, 2022. No other customers accounted for greater than 10% of consolidated net revenue in these periods. Four clients, associated with the Supply Chain segment, accounted for greater than 10% of the Company's consolidated net accounts receivables as of July 31, 2023. The first, second, third, and fourth client accounted for approximately 28%, 14%, 12%, and 10%, respectively, of the Company's consolidated net accounts receivable balance as of July 31, 2023. Three clients, associated with the Supply Chain segment, accounted for greater than 10% of the Company's consolidated net accounts receivables as of July 31, 2022. The first, second, and third client accounted for approximately 31%, 18%, and 17%, respectively, of the Company's consolidated net accounts receivable balance as of July 31, 2022.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash, cash equivalents and accounts receivable. The Company's cash equivalent portfolio is diversified and consists primarily of short-term investment grade securities placed with high credit quality financial institutions. Cash and cash equivalents are maintained at accredited financial institutions, and the balances associated with funds held for clients are at times

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

without and in excess of federally insured limits. The Company has never experienced any losses related to these balances and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with financial institutions.

Adoption of New Accounting Standards

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Loses on Financial Instruments*, an ASU that requires measurement and recognition of expected credit losses for financial instruments, including trade receivables, based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 requires a cumulative effect adjustment to the balance sheet as of the beginning of the first reporting period in which the guidance is effective. As a result of the Exchange Transaction, the Company elected to early adopt ASU 2016-13 as of the date of the Exchange Transaction, or May 1, 2023, in order to conform with Steel Holdings' accounting policies. The adoption did not have a material effect on the Company's consolidated financial statements. The Company did not identify any other accounting standards that would require early adoption in order to conform to Steel Holdings' accounting policies.

In November 2021, the FASB issued ASU 2021-10, *Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance*. The ASU requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This guidance is effective for all entities for annual periods beginning after December 15, 2021 and early adoption is permitted. The new guidance was effective for the Company's fiscal year ended July 31, 2023 (Fiscal Year 2023). The adoption of this new guidance did not have any impact on the Company's consolidated financial statements and disclosures.

Accounting Standards Issued and Not Yet Implemented

In August 2020, the FASB issued ASU 2020-06, *Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40)*. The amendment in this update simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments and convertible preferred stock. This update also amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions and requires the application of the if-converted method for calculating diluted earnings per share. The update also requires entities to provide expanded disclosures about the terms and features of convertible instruments, how the instruments have been reported in the entity's financial statements and information about events, conditions and circumstances that can affect how to assess the amount or timing of an entity's future cash flows related to those instruments. The guidance is effective for interim and annual periods beginning in our fiscal year ending July 31, 2025, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

Other new pronouncements issued but not effective until after July 31, 2023 are not expected to have a material impact on our financial condition, results of operations or liquidity.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but before the issuance of financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. For the fiscal year ended July 31, 2023, the Company evaluated subsequent events for potential recognition and disclosure through the date these financial statements were filed.

(3) EXCHANGE TRANSACTION

Steel Partners and Steel Connect Exchange Transaction

On April 30, 2023, the Company and Steel Holdings executed a series of agreements, in which Steel Holdings and the Steel Partners Group transferred an aggregate of 3.6 million shares of common stock, par value $0.10 per share, of Aerojet Rocketdyne Holdings, Inc. ("Aerojet") held by the Steel Partners Group to the Company in exchange for 3.5 million shares of newly created Series E Convertible Preferred Stock of Steel Connect (the "Series E Convertible Preferred Stock" and such transfer and related transactions, the "Exchange Transaction"). Following approval by the Company's stockholders pursuant to the rules of The Nasdaq Stock Market LLC at a special meeting of stockholders held on June 6, 2023, the Series E Convertible Preferred Stock is convertible into an aggregate of 19.8 million shares of the Company's common stock, par value $0.01 per share (the "common stock" or "Common Stock"), and votes together with the Company's common stock and participates in any dividends paid on the Company's common stock, in each case on an as-converted basis. Upon conversion of the Series E Convertible Preferred Stock, the Steel Partners Group would hold approximately 84.0% of the outstanding equity interests of the Company, and the Company became a consolidated subsidiary of Steel Holdings for financial statement purposes. The Company is not consolidated by Steel Holdings for Federal income tax purposes because Steel Holdings' ownership in the Company is dispersed between different federal tax consolidation groups. The Exchange Transaction closed on May 1, 2023, the date that the consideration was exchanged between the Company and Steel Holdings. The Company's assets and liabilities have been included in Steel Holdings' consolidated balance sheet as of May 1, 2023, with a related noncontrolling interest of 16.0% of the Company's common stock. Prior to May 1, 2023, Steel Holdings held a 49.6% ownership interest in the Company and accounted for its investment in the Company in accordance with the equity method of accounting. Steel Holdings remeasured the previously held equity method investment to its fair value based upon a valuation of the Company, as of the date of the Exchange Transaction. The Exchange Transaction accomplishes Steel Holdings' objective, which is to increase ownership in the Company in order to benefit from future earnings and growth and strengthens the Company's balance sheet to permit it to do acquisitions.

The Exchange Transaction was accounted for in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*, and, accordingly, the Company's results of operations were consolidated in Steel Holdings' financial statements on the date of the Exchange Transaction. Steel Holdings recorded a preliminary allocation of the Exchange Transaction to assets acquired and liabilities assumed based on their estimated fair values as of May 1, 2023. The final Exchange Transaction allocation, which is expected to be completed by December 31, 2023, will be based on final appraisals and other analysis of fair values of acquired assets and liabilities. Steel Holdings does not expect that differences between the preliminary and final Exchange Transaction allocation will have a material impact on its results of operations or financial position. As discussed in Note 1 — "Nature of Operations, the Company elected pushdown accounting in which it uses Steel Holdings' basis of accounting, which reflects the fair market value of the Company's assets and liabilities at the date of the Exchange Transaction.

The following table summarizes the total Exchange Transaction consideration:

(in thousands)	May 1, 2023
Fair value of Aerojet common stock	$ 202,733
Fair value of Steel Holdings' previously held interests in Steel Connect and Steel Holdings' noncontrolling interest	111,816
Less: cash acquired from Steel Connect	(65,896)
Total estimated consideration, less cash acquired	$ 248,653

(3)   EXCHANGE TRANSACTION (cont.)

The following represents the preliminary calculation of goodwill and fair value amounts recognized:

(in thousands)	May 1, 2023
Assets	
Accounts receivable, trade	$ 36,900
Inventories, net	6,900
Prepaid expenses and other current assets	4,957
Other intangible assets	35,500
Other assets	3,900
Property and equipment, net	3,400
Operating lease right-of-use assets	29,250
Investments	202,733
Estimated fair value of total assets acquired by Steel Holdings	323,540
Liabilities	
Accounts payable	26,300
Accrued expenses	29,100
Current lease obligations	7,994
Other current liabilities	7,236
Long-term lease obligations	21,300
Other long-term liabilities	5,742
Estimated fair value of total liabilities assumed by Steel Holdings	97,672
Fair value of identifiable net assets	225,868
Goodwill attributable to Steel Connect	$ 22,785

The following table summarizes the significant adjustments recognized by the Company as of the Exchange date for each major class of assets and liabilities as a result of pushdown accounting:

(in thousands)	Exchange Date Carrying Value	Adjustments	Exchange Date Fair Value
Goodwill	$ —	22,785	$ 22,785
Other intangible assets	$ —	35,500	$ 35,500
Operating lease right-of-use assets	$ 28,900	350	$ 29,250
Prepaid and other current assets	$ 5,000	(43)	$ 4,957
Convertible note payable	$ (11,586)	(1,420)	$ (13,006)
Other current liabilities	$ (16,671)	9,435	$ (7,236)
Other long-term liabilities	$ (5,500)	(242)	$ (5,742)

As part of pushdown accounting, the Company calculated the amount of goodwill recognized based on the excess of the Exchange Transaction consideration over the fair value of net identifiable assets acquired and liabilities assumed. Goodwill is primarily attributable to expected synergies and the assembled workforce of the Company. The goodwill recognized will not be deductible for income tax purposes.

The recorded identifiable intangible assets at their estimated fair value as of the date of the Exchange Transaction. The fair value of the trade name asset was determined using the relief-from-royalty method and the fair value of the customer relationships asset was determined using the excess earnings method. These income-based approaches

(3)   EXCHANGE TRANSACTION (cont.)

included assumptions such as the amount and timing of projected cash flows, growth rates, customer attrition rates, discount rates, and the assessment of the asset's life cycle. The estimated fair value and estimated remaining useful lives of identifiable intangible assets as of the Exchange Transaction date were as follows:

(in thousands)	Useful Life (Years)		Amount
Customer relationships	7	$	25,000
Trade name	Indefinite		10,500
Estimated fair value of identifiable intangible assets		$	35,500

The Company recorded a $0.4 million favorable adjustment to operating lease right-of-use assets for the favorable leasehold interest asset identified as part of purchase accounting. The fair value of the favorable leasehold interest asset was determined by analyzing any favorable or unfavorable leasehold interest inherent in the lease contracts, and comparing the annual lease contract rent over the remaining contractual term to a market rental rate cash flow stream in applying the income approach to estimate any favorable or unfavorable leasehold interest. The difference between the contractual and market-based cash flows was then discounted to present value to estimate the fair value of the favorable leasehold interest asset.

The Company wrote off the remaining $43.4 thousand related to deferred financing costs for the Umpqua Revolver in other current assets as part of pushdown accounting.

The carrying value of the SPHG Note was increased by $1.4 million to reflect its fair value at the Exchange Date. The value of the SPHG Note was calculated using the Goldman Sachs Binomial Lattice Model.

Other current liabilities was decreased by $9.4 million related to the accrued pricing liability. The accrued pricing liability was reduced to zero to reflect its fair value at the Exchange Date. Refer to Note 9 — "Accrued Expenses and Other Current Liabilities" for further information.

Other non-current liabilities was increased by net $0.2 million. The Company booked $0.8 million deferred tax liability related to the ModusLink trade name intangible. This was partially offset by $0.5 million decrease to the non-current pension liability as a result of the fair value measurement of the Company's defined benefit plans as of the Exchange Date.

The Company recorded $202.7 million to investments, which represents the fair value of the Aerojet common stock transferred to Steel Connect as part of the Exchange Transaction. As of July 31, 2023, the Company had disposed of all its interest in Aerojet common stock. The majority of Aerojet common stock was purchased when L3 Harris closed its merger with Aerojet. The Company received total net proceeds of $207.8 million in exchange for all of its Aerojet shares, and recorded a gain of $5.1 million to Other gains, net in the Consolidated Statements of Operations in the Successor Period. See Note 16 — "Other gains, net" for more information. As of July 31, 2023, the Company had a receivable of $154.5 million for proceeds receivable, which is recorded as a component of prepaid expenses and other current assets within the consolidated balance sheets and was received in August 2023.

(4)   DISCONTINUED OPERATIONS

As discussed in Note 1 — "Nature of Operations", on February 25, 2022, the Company completed the disposition of IWCO Direct. The Company received no cash consideration for the disposition (the entire transaction being referred to as the "IWCO Direct Disposal"). As of the Disposal Date and subject to the terms and conditions of the Transaction Agreement, the parties entered into certain mutual releases as fully set forth in the Transaction Agreement. In addition, as part of the overall transaction, the Buyer issued a note in the principal amount of $6.9 million payable to the Company as consideration for intercompany obligations owed by IWCO Direct to the Company (the "Subordinated Note"). The Subordinated Note is subordinated to the obligations under the Financing Agreement (including any amendments or other modifications thereto) and matures on the date that is the earlier of (a) the later of (i) August 25, 2027 and (ii) the date that is six months after the maturity of the Financing Agreement, or (b) the date that is six months after repayment in full of the obligations under the Financing Agreement. Due to the subordinated nature of the Subordinated Note and the assessment of collectability, the Company determined the fair value of the Subordinated Note was zero.

(4)   DISCONTINUED OPERATIONS (cont.)

The Company deconsolidated IWCO Direct as of the Disposal Date as the Company no longer held a controlling financial interest in IWCO Direct as of that date. The Company did not have any amounts included in accumulated other comprehensive loss associated with IWCO Direct at the time of deconsolidation. The disposal of IWCO Direct represents a strategic shift to exit the direct marketing business and its results are reported as discontinued operations for all periods presented.

A summary of the results of the discontinued operations is as follows:

	Fiscal Year Ended July 31, 2022
Net revenue	$ 165,542
Cost of revenue	156,697
Gross profit	8,845
Operating expenses:	
Selling, general and administrative	30,744
Amortization of intangible assets[a]	9,303
Total operating expenses	40,047
Operating loss	(31,202)
Other income (expense):	
Gain upon deconsolidation of IWCO Direct	35,457
Interest expense	(16,111)
Total other income (expense), net	19,346
Loss from discontinued operations before income taxes	(11,856)
Income tax benefit	10,144
Loss from discontinued operations, net of tax	$ (1,712)

(a)   During the fiscal year ended July 31, 2022, the Company recorded $9.3 million of amortization expense for the former Direct Marketing reporting unit.

(5)   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets, net consisted of the following:

	Successor July 31, 2023	Predecessor July 31, 2022
	(In thousands)	
Aerojet common stock proceeds receivable	$ 154,500	$ —
Prepaid expenses	2,217	2,085
Other current assets	1,969	1,466
	$ 158,686	$ 3,551

As discussed in Note 3 — "Exchange Transaction", the Company recorded $202.7 million to investments, which represents the fair value of the Aerojet common stock transferred to Steel Connect as part of the Exchange Transaction. Prior to July 31, 2023, the Company disposed of all its holdings in Aerojet common stock for a total of $207.8 million. The majority of Aerojet common stock were purchased when L3 Harris closed its merger with Aerojet. As of July 31, 2023, the Company had a receivable of $154.5 million for unsettled proceeds from the disposition of the Aerojet shares. The proceeds were received in August 2023.

(6)   INVENTORIES

Inventories, net consisted of the following:

	Successor	Predecessor
	July 31, 2023	**July 31, 2022**
	(In thousands)	
Raw materials	$ 4,805	$ 7,330
Work-in-process	239	124
Finished goods	3,525	697
	$ 8,569	$ 8,151

(7)   GOODWILL AND OTHER INTANGIBLE ASSETS, NET

In connection with the application of pushdown accounting, the Company recorded intangible assets for goodwill, customer relationships and tradenames. There were no indicators of impairment of goodwill and other intangible assets during the Successor period. A reconciliation of the change in the carrying amount of goodwill by reportable segment is as follows:

	Supply Chain
Balance at May 1, 2023 (Successor)	
Application of pushdown accounting[a]	$ 22,785
Balance at July 31, 2023 (Successor)	
Gross goodwill	22,785
Accumulated impairments	—
Net goodwill	$ 22,785

(a)   Related to the Exchange Transaction with Steel Holdings. See Note 3 — "Exchange Transaction" for further details.

A summary of Other intangible assets, net is as follows:

	Successor		
	July 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 25,000	$ 911	$ 24,089
Trade name	10,500	—	10,500
Total	$ 35,500	$ 911	$ 34,589

The trade name intangible asset has an indefinite useful life. Customer relationships are amortized on a straight-line basis. Amortization expense related to intangible assets was $0.9 million for the fiscal year ended July 31, 2023. The Exchange Transaction closed on May 1, 2023, and as such, there was no intangible assets or related amortization expense for the fiscal year ended July 31, 2022.

Based on gross carrying amounts at July 31, 2023, the Company's estimate of amortization expense for each of the five succeeding years and thereafter is as follows:

	Fiscal Year Ending July 31,					
	2024	2025	2026	2027	2028	Thereafter
Estimated amortization expense	$ 3,555	$ 3,571	$ 3,571	$ 3,571	$ 3,571	$ 6,250

(8) PROPERTY AND EQUIPMENT

Property and equipment at cost, consists of the following:

	Successor	Predecessor
	July 31, 2023	**July 31, 2022**
	(In thousands)	
Machinery and equipment	1,388	12,632
Leasehold improvements	606	9,994
Software	1,133	34,161
Computer hardware	400	5,317
Other	627	2,475
	4,154	64,579
Less: accumulated depreciation and amortization	(456)	(61,045)
Property and equipment, net	$ 3,698	$ 3,534

As part of pushdown accounting, the accumulated depreciation of property and equipment balances were eliminated to establish the new cost basis in the Company's property and equipment as of May 1, 2023.

(9) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following tables reflect the components of "Accrued expenses" and "Other current liabilities":

	Successor	Predecessor
	July 31, 2023	**July 31, 2022**
Accrued Expenses	(In thousands)	
Accrued compensation	$ 6,891	$ 5,099
Accrued audit, tax and legal	5,696	4,564
Accrued taxes	2,811	3,344
Accrued price concessions	2,981	4,549
Accrued occupancy costs	1,412	1,671
Accrued IT costs	831	1,108
Accrued other	6,152	8,061
Total accrued expenses	$ 26,774	$ 28,396

	Successor	Predecessor
	July 31, 2023	**July 31, 2022**
Other Current Liabilities	(In thousands)	
Accrued pricing liabilities	$ —	$ 9,435
Deferred revenue – current	2,574	2,705
Other	1,970	1,342
Total other current liabilities	$ 4,544	$ 13,482

As of July 31, 2022, the Company had accrued pricing liabilities of approximately $9.4 million. As previously reported by the Company, several principal adjustments were made to its historic financial statements for periods ended on or before January 31, 2012, the most significant of which related to the treatment of vendor rebates in its pricing policies. Where the retention of a rebate or a mark-up was determined to have been inconsistent with a client contract, the Company concluded that these amounts were not properly recorded as revenue. Accordingly, revenue was reduced by an equivalent amount for the period that the rebate was estimated to have been affected. A corresponding liability for the same amount was recorded in that period (referred to as accrued pricing liabilities).

(9)   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (cont.)

The Company's historical practice has been to derecognize the accrued pricing liabilities by customer depending upon which state the customer or former customer is located in and that state's applicable statutes of limitations and escheatment laws. The amounts previously derecognized were recorded in Other gains, net in the Company's consolidated statements of operations.

In connection with the Exchange Transaction discussed in Note 1 — "Nature of Operations", Steel Holdings recognized the Company's assets and liabilities acquired at fair value in accordance with ASC 805. As of the acquisition date, Steel Holdings determined the fair value of the accrued pricing liability to be zero as Steel Holdings believes it is remote there would be any potential payments to the Company's customers or former customers for the rebates. As such, as of July 31, 2023, the balance of accrued pricing liabilities was reduced to zero with a corresponding offset to goodwill recognized in connection with pushdown accounting.

(10)   DEBT

The components of debt and a reconciliation to the carrying amount of long-term debt is presented in the table below:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
	(In thousands)	
Unsecured		
7.50% Convertible Senior Note due September 1, 2024	$ 12,461	$ 14,940
Credit Facilities		
Umpqua Revolver	—	—
Less: unamortized discounts and issuance costs[(a)(b)]	—	(3,972)
Total debt, net	$ 12,461	$ 10,968

(a)   As of May 1, 2023, the Company will account for the SPHG Note under the fair value option.

(b)   Amounts include deferred debt issuance costs related to credit facilities of $79 thousand as of July 31, 2022, which are presented in Other Assets.

7.50% Convertible Senior Note

On February 28, 2019, the Company entered into a 7.50% Convertible Senior Note Due 2024 Purchase Agreement (the "SPHG Note Purchase Agreement") with SPH Group Holdings LLC ("SPHG Holdings"), whereby SPHG Holdings agreed to loan the Company $14.9 million in exchange for a 7.50% Convertible Senior Note due 2024 (the "SPHG Note").

On March 9, 2023 (the "Amendment Date"), the Company and SPHG Holdings entered into an amendment to the SPHG Note (the "SPHG Note Amendment"). Pursuant to the SPHG Note Amendment, the maturity date of the SPHG Note was extended six months from March 1, 2024 to September 1, 2024. In addition, the Company repaid $1.0 million in principal amount of the SPHG Note on the Amendment Date, and repaid an additional $1.0 million principal amount of the note on June 9, 2023. In connection with the SPHG Note Amendment, the Company paid SPHG Holdings a cash amendment fee of $0.1 million, and derecognized $0.2 million of the debt discount in proportion to the reduction of the principal balance in the third quarter of fiscal 2023. No other changes were made to the terms of the SPHG Note besides the items discussed.

SPHG Holdings has the right, at its option, prior to the close of business on the business day immediately preceding the maturity date of the SPHG Note, to convert the SPHG Note or a portion thereof that is $1,000 or an integral multiple thereof, into shares of common stock (if the Company has not received a required stockholder approval) or cash, shares of common stock or a combination of cash and shares of common stock, as applicable (if the Company has received a required stockholder approval), at an initial conversion rate of 45.1356 shares of common

(10) DEBT (cont.)

stock, which is equivalent to an initial conversion price of approximately $22.16 per share (subject to adjustment as provided in the SPHG Note) per $1,000 principal amount of the SPHG Note, subject to, and in accordance with, the settlement provisions of the SPHG Note. As of July 31, 2023, the if-converted value of the SPHG Note did not exceed the principal value of the SPHG Note.

The below discusses the components of the SPHG Note as of July 31, 2023 and July 31, 2022:

On May 1, 2023, as a result of pushdown accounting related to the Exchange Transaction, the carrying value of the SPHG Note was remeasured to $13.0 million, which represents its fair value. As of May 1, 2023, the Company will now account for the SPHG Note under the fair value option in order to conform with Steel Holdings' basis of accounting, with changes in fair value recognized in earnings. Refer to Note 3 — "Exchange Transaction" and Note 23 — "Fair Value Measurements" for further information.

As of July 31, 2023, the principal amount of the SPHG note was $12.9 million. The fair value of the SPHG note was $12.5 million.

As of July 31, 2022, the principal amount of the SPHG note was $14.9 million and the net carrying value of the SPHG note was $11.0 million. As of July 31, 2022, the effective interest rate on the SPHG Note, including accretion of the discount, was 27.8%, which was the effective interest rate prior to the SPHG Note Amendment. The effective interest rate subsequent to the SPHG Note Amendment was 23.0%.

	Predecessor July 31, 2022
Carrying amount of equity component	$ 8,200
Principal amount of note	$ 14,940
Unamortized debt discount	(3,893)
Net carrying amount	$ 11,047

Below is a reconciliation of interest expense related to the SPHG Note to total interest expense:

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
		(In thousands)	
Interest expense related to contractual interest coupon on the SPHG Note	$ 261	$ 844	$ 1,136
Interest expense related to accretion of the discount on the SPHG Note	—	1,688	1,704
Interest expense related to revolving credit facilities (see below)	—	36	212
Other	4	20	68
Total interest expense	$ 265	$ 2,588	$ 3,120

Umpqua Revolver

On March 16, 2022, ModusLink, as borrower, entered into a new credit agreement with Umpqua Bank as lender and as agent. The Umpqua Revolver provides for a maximum credit commitment of $12.5 million and a sublimit of $5.0 million for letters of credit and expires on March 31, 2025. Concurrent with signing the Umpqua Revolver ModusLink submitted a notice of termination to MidCap Financial Trust for its $12.5 million revolving credit facility (the "MidCap Credit Facility"), which was set to expire on December 31, 2022. There was no balance outstanding on the Midcap Credit Facility at the time of its termination.

(10) DEBT (cont.)

On March 13, 2023, ModusLink and Umpqua Bank entered into an amendment to the Umpqua Revolver (the "Umpqua Revolver Amendment") to extend the expiration date of the facility from March 16, 2024 to March 31, 2025. There were no fees associated with the extension. As of April 30, 2023, there were $43.4 thousand of unamortized debt issuance costs recorded to other current assets, which were written off with the application of pushdown accounting. Refer to Note 3 — "Exchange Transaction" for further details.

As of July 31, 2023, ModusLink was in compliance with the Umpqua Revolver's covenants, and believes it will remain in compliance with the Umpqua Revolver's covenants for the next twelve months. As of July 31, 2023, ModusLink had available borrowing capacity of $11.9 million and there was $0.6 million outstanding for letters of credit.

(11) LEASES

The Company has operating and finance leases for office space, office equipment, warehouse space and automobiles. The leases have remaining terms of up to six years, some of which include options to purchase, extend or terminate the leases, and management has assessed such terms when determining the lease term for accounting purposes. The Company's current lease arrangements expire through fiscal year 2029.

The Company's leases do not include any residual value guarantees, and therefore none were considered in the calculation of the operating ROU and operating lease liability balances. The Company has leases that contain variable payments, most commonly in the form of common area maintenance charges, which are based on actual costs incurred. These variable payments were excluded from the calculation of the operating ROU asset and operating lease liability balances since they are not fixed or in-substance fixed payments.

For leases with terms greater than 12 months, the Company records the related operating ROU assets and operating lease liabilities at the present value of lease payments over the lease terms. For leases with an initial term of 12 months or less (with purchase options or extension options that are not reasonably certain to be exercised), the Company does not record them on the balance sheet, but instead recognizes lease expense on a straight-line basis over the terms of the leases.

Lease Expense

The components of the Company's lease expense are presented below:

	Successor	Predecessor	
	May 1 to July 31, 2023	**August 1, 2022 to April 30, 2023**	**Fiscal Year Ended July 31, 2022**
	(In thousands)		
Operating lease cost	$ 2,565	$ 7,538	$ 9,973
Short-term lease expense	444	1,269	1,488
Sublease income	(171)	(786)	(748)
Variable lease cost	—	7	24
Interest on finance lease liabilities	—	—	3
	$ 2,838	$ 8,028	$ 10,740

(11) LEASES (cont.)

Lease Commitments

The Company's future minimum lease payments required under operating leases that have commenced as of July 31, 2023 were as follows:

	Operating Leases
	(In thousands)
2024.	$ 9,256
2025.	8,054
2026.	5,630
2027.	4,298
2028.	2,088
Thereafter	544
Total lease payments	29,870
Less: imputed interest	2,736
Present value of lease payments	27,134
Less: current lease obligations	7,973
Long-term lease obligations	$ 19,161

In order to calculate the operating ROU asset and operating lease liability for a lease, a lessee is required to apply a discount rate equal to the rate implicit in the lease whenever that rate is readily determinable. The Company's lease agreements generally do not provide a readily determinable implicit rate, nor is the rate available to the Company from its lessors and, therefore, the Company determines an incremental borrowing rate to determine the present value of the lease payments. The incremental borrowing rate represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar lease term to obtain an asset of similar value.

Additional Lease Information

Additional information related to the Company's leases as of July 31, 2023 was as follows:

Weighted average remaining lease term:
Operating leases   3.7 years

Weighted average discount rate:
Operating leases   5.2%

Supplemental Cash Flow Information

Supplemental cash flow information related to the cash paid for amounts included in measurement of lease liabilities during the fiscal year ended July 31, 2023 and 2022 was as follows:

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)		
Operating cash flows from operating leases	$ 2,494	$ 7,224	$ 9,653
Operating cash flows from finance leases	$ —	$ —	$ 3
Financing cash flows from finance leases	$ —	$ 38	$ 73

(12) RESTRUCTURING ACTIVITIES

ModusLink Restructuring Activities

During the fiscal year ended July 31, 2021, ModusLink implemented a strategic plan to reorganize its sales function and the e-Business operations. The restructuring charges associated with this plan were primarily composed of employee termination costs. In November 2021, ModusLink amended its strategic plan to include reorganizing its supply chain operations and recorded a restructuring charge of approximately $0.9 million during the three months ended January 31, 2022. In July 2022, ModusLink reorganized its supply chain operations in Ireland and recorded a restructuring charge of approximately $0.6 million during the three months ended July 31, 2022. The restructuring charges recorded in fiscal year ended July 31, 2022 were primarily composed of employee termination costs.

In February 2023, ModusLink reorganized its call center operations in the United States and recorded a restructuring charge of approximately $0.1 million during the three months ended April 30, 2023. The restructuring charges recorded in three months ended April 30, 2023 were primarily composed of employee termination costs. In the three months ended July 2023, ModusLink completed its Ireland and United States strategic reorganization plan and reversed approximately $0.1 million of restructuring accrual. The reversal of unused restructuring charges recorded in the three months ended July 31, 2023 were primarily related to employee termination costs.

The table below summarizes restructuring charges in the statements of operations for employee termination costs:

| | Successor | Predecessor | |
| | May 1 to July 31, | August 1, 2022 to April 30, | Fiscal Year Ended July 31, |
(in thousands)	2023	2023	2022
Cost of revenue	(62)	97	$ 1,200
Selling, general and administrative	—	—	313
	(62)	97	$ 1,513

Changes to the restructuring liability during the fiscal year ended July 31, 2023 were as follows:

	(in thousands)
Balance as of July 31, 2022	$ 892
Costs incurred	35
Cash payments	(925)
Change in estimates	(2)
Balance as of July 31, 2023	$ —

(13) COMMITMENTS AND CONTINGENCIES

Donald Reith v. Warren G. Lichtenstein, et al.

On April 13, 2018, a purported shareholder, Donald Reith, filed a verified complaint, Reith v. Lichtenstein, et al., 2018-277 (Del. Ch.) in the Delaware Court of Chancery (the "Reith litigation"). The complaint alleges class and derivative claims for breach of fiduciary duty and/or aiding and abetting breach of fiduciary duty and unjust enrichment against the Board of Directors, Warren G. Lichtenstein, Glen M. Kassan, William T. Fejes, Jack L. Howard, Jeffrey J. Fenton, Philip E. Lengyel and Jeffrey S. Wald; and stockholders Steel Holdings, Steel Partners, Ltd., SPHG Holdings, Handy & Harman Ltd. and WHX CS Corp. (collectively, the "Steel Parties") in connection with the acquisition of $35.0 million of the Series C Convertible Preferred Stock by SPHG Holdings and equity grants made to Messrs. Lichtenstein, Howard and Fejes on December 15, 2017 (collectively, the "Challenged Transactions"). The Company is named as a nominal defendant. The complaint alleges that although the Challenged Transactions were approved by a Special Committee consisting of the independent members of the Board of Directors (Messrs. Fenton, Lengyel and Wald), the Steel Parties dominated and controlled the Special Committee, who approved the Challenged Transactions in breach of their fiduciary duty. Plaintiff alleges that the Challenged Transactions unfairly diluted

(13) COMMITMENTS AND CONTINGENCIES (cont.)

stockholders and therefore unjustly enriched Steel Holdings, SPHG Holdings and Messrs. Lichtenstein, Howard and Fejes. The complaint also alleges that the Board of Directors made misleading disclosures in the Company's proxy statement for the 2017 Annual Meeting of Stockholders in connection with seeking approval to amend the 2010 Incentive Award Plan to authorize the issuance of additional shares to accommodate certain shares underlying the equity grants. Remedies requested include rescission of the Series C Convertible Preferred Stock and equity grants, disgorgement of any unjustly obtained property or compensation and monetary damages. On June 8, 2018, defendants moved to dismiss the complaint for failure to plead demand futility and failure to state a claim. On June 28, 2019, the Court denied most of the motion to dismiss allowing the matter to proceed. The defendants answered the complaint on September 6, 2019, denying all liability.

On August 13, 2021, the Company, together with certain of its current and former directors of the Board, Warren Lichtenstein, Glen Kassan, William Fejes, Jr., Jack Howard, Jeffrey Fenton and Jeffrey Wald, as well as other named defendants (collectively, the "Defendants"), entered into a memorandum of understanding (the "MOU") with Donald Reith (the "Plaintiff") in connection with the settlement of the Reith v. Lichtenstein, et al., C.A. No. 2018-0277-MTZ (Del. Ch. 2018) class and derivative action. A definitive Stipulation of Settlement (the "Stipulation") incorporating the terms of the MOU was filed with the Court on February 18, 2022. Pursuant to the MOU and Stipulation, and contingent on approval of the terms by the court, the Defendants agreed to cause their directors' and officers' liability insurance carriers to pay to the Company $2.75 million in cash.

Additionally, under the MOU and separate letter agreements between the Company and such individuals (the "Surrender Agreements"), Messrs. Lichtenstein, Howard and Fejes agreed to surrender to the Company an aggregate 3.3 million shares that they had initially received in December 2017 in consideration for services to the Company. The surrenders and cancellations are in the following amounts: for Mr. Lichtenstein, 1,833,333 vested shares and 300,000 unvested shares; for Mr. Howard, 916,667 vested shares and 150,000 unvested shares; and for Mr. Fejes, 100,000 vested shares. On August 17, 2021, Mr. Lichtenstein and Mr. Howard surrendered the shares required under the MOU, the Stipulation and their respective Surrender Agreements, and in December 2021 Mr. Fejes did the same. All such shares were subsequently cancelled. Pursuant to the MOU and Stipulation, the Company also agreed to pay the Plaintiff's counsel legal fees for this matter in an amount up to $2.05 million, if approved by the court.

After the parties filed papers in support of court approval of the settlement, and an objector filed papers in opposition to approval of the settlement, and after hearings held on August 12 and August 18, 2022, the parties submitted an amendment to the Stipulation: (i) increasing the proposed total contribution of the insurers to $3.0 million, (ii) reducing Plaintiff's counsel's fee request to $1.6 million, and (iii) providing that if the then pending proposed Merger was consummated, the $3.0 million, minus fees awarded to Plaintiff's counsel and costs of distribution of up to $125,000, would be distributed to the holders of eligible shares of Common Stock (as defined in the Merger Agreement governing the Merger), other than the Defendants; provided, however, that no distribution would be required to be made to any holder whose proportionate share of the distribution would be less than $1.00. On September 23, 2022, the court ruled that it was denying approval of the settlement. On September 12, 2023, the court approved a stipulated pretrial and trial schedule culminating in a trial scheduled for September 2024. The possible liability, if any, with respect to this dispute cannot be determined.

On June 6, 2023, the Company received a books and records demand from Reith under Delaware General Corporation Law Section 220 which requests an array of documents for the purported purposes of investigating potential wrongdoing in connection with the April 30, 2023 transaction between Steel Holdings and Steel Connect. The Company is responding to this demand. The possible liability, if any, with respect to this dispute cannot be determined.

(13) COMMITMENTS AND CONTINGENCIES (cont.)

Mohammad Ladjevardian v. Warren G. Lichtenstein, et al.

On September 1, 2023, a purported stockholder, Mohammad Ladjevardian, filed a verified complaint alleging a single direct claim for breach of fiduciary duty against members of Steel Connect's Board of Directors, Steel Holdings, Steel Excel, Inc., and WebFinancial Corporation in connection with the Exchange Transaction. Directors named in the complaint are Warren Lichtenstein, Glen Kassan, and Jack Howard. The complaint alleges that although the challenged transaction was approved by the independent Strategic Planning Committee, the committee failed to obtain a "control premium" or to consider the dilutive effect that the Series E issuance had on the plaintiff's holdings. Remedies requested include rescission of the Series E shares and a judicially imposed requirement that all future transactions involving Steel Holdings and its affiliates be subject to minority stockholder approval. On September 27, 2023, the entity defendants moved to dismiss the complaint. On October 5, 2023, the individual defendants moved to dismiss the complaint. The possible liability, if any, with respect to this dispute cannot be determined as of this date.

(14) DEFINED BENEFIT PENSION PLANS

The Company sponsors two defined benefit pension plans covering certain of ModusLink's employees in its Netherlands facility and one unfunded defined benefit pension plan covering certain of its employees in Japan. Pension costs are actuarially determined. During the year ended July 31, 2020, the Netherlands defined benefit plan was amended so active participants no longer accrued benefits as of January 1, 2020 which resulted in a pre-tax curtailment gain of $2.4 million recognized in accumulated other comprehensive income.

The plan assets of the two defined benefit plans associated with the ModusLink's Netherlands facility consist of an insurance contract that guarantees the payment of the funded pension entitlements. Insurance contract assets are recorded at fair value, which is determined based on the cash surrender value of the insured benefits which is the present value of the guaranteed funded benefits. Insurance contracts are valued using unobservable inputs, primarily by discounting expected future cash flows relating to benefits paid from a notional investment portfolio in order to determine the cash surrender value of the policy. The following table presents the plan assets measured at fair value on a recurring basis as of July 31, 2023 and 2022, classified by fair value hierarchy:

| | Successor | | | Fair Value Measurements at Reporting Date Using | | |
(In thousands)	July 31, 2023	Asset Allocations	Level 1	Level 2	Level 3
Insurance contract	$ 14,926	97%	$ —	$ —	$ 14,926
Other investments	388	3%	—	—	388
	$ 15,314	100%	$ —	$ —	$ 15,314

| | Predecessor | | | Fair Value Measurements at Reporting Date Using | | |
(In thousands)	July 31, 2022	Asset Allocations	Level 1	Level 2	Level 3
Insurance contract	$ 17,560	98%	$ —	$ —	$ 17,560
Other investments	416	2%	—	—	416
	$ 17,976	100%	$ —	$ —	$ 17,976

(14) DEFINED BENEFIT PENSION PLANS (cont.)

The following table summarizes the changes in benefit obligation, plan assets and funded status for these plans:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
	(In thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 21,103	$ 33,584
Adjustment related to unconditional indexation of benefits	1,077	—
Service cost	10	11
Interest cost	679	462
Actuarial gain	(4,885)	(8,674)
Benefits and administrative expenses paid	(275)	(227)
Settlements	(109)	—
Currency translation	1,519	(4,053)
Benefit obligation at end of year	$ 19,119	$ 21,103
Change in plan assets		
Fair value of plan assets at beginning of year	$ 17,976	$ 29,223
Actual return on plan assets	(3,759)	(7,544)
Employer contributions, net	225	5
Settlements	(108)	—
Benefits and administrative expenses paid	(275)	(227)
Currency translation	1,255	(3,481)
Fair value of plan assets at end of year	$ 15,314	$ 17,976
Funded status		
Current liabilities	$ (9)	$ (11)
Noncurrent liabilities	(3,796)	(3,116)
Net amounts recognized on the consolidated balance sheets	$ (3,805)	$ (3,127)

As discussed above, during the year ended July 31, 2020, a Netherlands defined benefit pension plan was amended such that active participants no longer accrued benefits as of January 1, 2020. At that time, the active plan participants were moved into a new defined benefit contribution pension plan. During the fiscal year ended July 31, 2023, the Company recorded an increase of approximately $1.1 million to accrued pension liabilities for the defined benefit pension plan as it was determined that plan participants are entitled to unconditional indexation of benefits for as long as they remain in active service with the Company.

Additionally, as discussed in Note 3 — "Exchange Transaction", the defined benefit pension plan assets were remeasured at fair value as of the date of the Exchange Transaction, which resulted in a $0.5 million decrease to the pension liability, with the offset to goodwill. The incremental decrease of $36.2 thousand to the pension liability was booked to accumulated other comprehensive income in July 2023 based off of the fair value of the defined benefit pension plan assets as of July 31, 2023.

(14) DEFINED BENEFIT PENSION PLANS (cont.)

Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
	(In thousands)	
Projected benefit obligation	$ 19,119	$ 21,103
Accumulated benefit obligation	$ 19,119	$ 21,103
Fair value of plan assets	$ 15,314	$ 17,976

The following table summarizes the components of net periodic pension cost:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
	(In thousands)	
Service cost..	$ 10	$ 11
Interest costs	679	462
Expected return on plan assets	(574)	(407)
Amortization of net actuarial loss................................	9	4
Net periodic pension costs	$ 124	$ 70

Assumptions

The table below summarizes the weighted average assumptions used to determine benefit obligations:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
Discount rate..	4.21%	2.96%
Rate of compensation increase	—%	—%

The table below summarizes weighted average assumptions used to determine net periodic pension cost:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
Discount rate..	3.91%	2.58%
Expected long-term rate of return on plan assets	3.88%	2.51%
Rate of compensation increase	—%	—%

The discount rate reflects the Company's best estimate of the interest rate at which pension benefits could be effectively settled as of the valuation date. It is based on the Mercer Yield Curve for the Eurozone as of July 31, 2023 for the appropriate duration of the plan.

To develop the expected long-term rate of return on assets assumptions, consideration is given to the current level of expected returns on risk free investments, the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for the future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

(14) DEFINED BENEFIT PENSION PLANS (cont.)

Benefit Payments

The following table summarizes expected benefit payments from the plans through fiscal year 2032. Actual benefit payments may differ from expected benefit payments. The minimum employer required contributions to the plans are expected to be approximately $0.6 million in fiscal year 2024.

	Pension Benefit Payments
	(In thousands)
For the fiscal year ending July 31:	
2024.	$ 340
2025.	372
2026.	463
2027.	444
2028.	509
Thereafter	3,451

The current target allocations for plan assets are primarily insurance contracts.

Valuation Technique

Benefit obligations are computed using the projected unit credit method. Benefits are attributed to service based on the plan's benefit formula. Cumulative gains and losses in excess of 10% of the greater of the pension benefit obligation or market-related value of plan assets are amortized over the expected average remaining lifetime of all inactive participants.

(15) REVENUE RECOGNITION

Disaggregation of Revenue

The following table presents the Company's revenues from customers with contracts disaggregated by major good or service line and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the reportable segments.

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)		
Service Lines			
Supply chain management services	$ 40,467	$ 147,185	$ 201,344
Other	337	1,098	1,928
	$ 40,804	$ 148,283	$ 203,272
Timing of Revenue Recognition			
Services transferred over time	$ 40,804	$ 148,283	$ 203,272
	$ 40,804	$ 148,283	$ 203,272

(15)   REVENUE RECOGNITION (cont.)

The table below presents information for the Company's contract balances:

| | Successor | Predecessor | |
	July 31, 2023	July 31, 2022	August 1, 2021
		(In thousands)	
Accounts receivable, trade, net	$ 28,616	$ 40,083	$ 36,547
Contract assets	439	369	627
Deferred revenue – current	$ 2,574	$ 2,705	$ 2,212
Deferred revenue – long-term	144	134	108
Total deferred revenue	$ 2,718	$ 2,839	$ 2,320

Remaining Performance Obligations

Remaining performance obligations are comprised of deferred revenue. Changes in deferred revenue during the fiscal years ended July 31, 2023 and 2022 were as follows:

| | Successor | Predecessor | |
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
		(In thousands)	
Balance at beginning of period	$ 3,073	$ 2,839	$ 2,320
Deferral of revenue	245	1,595	2,368
Recognition of deferred amounts upon satisfaction of performance obligation	(600)	(1,361)	(1,849)
Balance at end of period	$ 2,718	$ 3,073	$ 2,839

The Company expects to recognize approximately $2.6 million of the deferred revenue over the next twelve months and the remaining $0.1 million beyond that time period.

(16)   OTHER GAINS, NET

The following table presents the components of "Other gains, net":

| | Successor | Predecessor | |
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
		(In thousands)	
Foreign currency exchange gains (losses), net	$ 446	$ (510)	$ 2,389
Derecognition of accrued pricing liabilities[a]	—	—	860
Other gains, net	5,242	4,471	782
	$ 5,688	$ 3,961	$ 4,031

(a)   Refer to Note 3 — "Exchange Transaction" and Note 9 — "Accrued Expenses and Other Current Liabilities" for information on the derecognition of the accrued pricing liabilities.

STEEL CONNECT, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(16) OTHER GAINS, NET (cont.)

Other gains, net for the May 1 to July 31, 2023 Successor Period is primarily made up of $5.1 million realized gains recognized on the disposition of the Aerojet shares. See Note 3 — "Exchange Transaction" for more information. Other gains, net for the August 1, 2022 to April 30, 2023 Predecessor Period was primarily due to: (1) $1.9 million gain from proceeds received from the sale of an investment in Tallan, Inc., (2) $1.4 million settlement with a client, and (3) $0.9 million interest income.

(17) SHARE-BASED PAYMENTS

Share-Based Compensation Plans

The Company has adopted share-based compensation plans in order to provide incentives to directors, officers, employees and other individuals providing services to or on behalf of the Company and its subsidiaries. Where applicable, the disclosures below have been adjusted to reflect the Reverse/Forward Stock Split effective June 21, 2023.

On June 12, 2020, the Company's Board of Directors adopted, subject to stockholder approval, the Steel Connect, Inc. 2020 Stock Incentive Compensation Plan ("2020 Incentive Plan"), and on July 23, 2020, the 2020 Incentive Plan was approved. The 2020 Incentive Plan provides that the Company may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards and other cash based-awards. The 2020 Incentive Plan replaced the 2010 Incentive Award Plan, as amended (the "2010 Incentive Plan"). The Company also has a 2005 Non-Employee Director Plan (the "2005 Director Plan"). As of July 23, 2020, no additional grants may be issued under the 2010 Incentive Plan. Any awards that are outstanding under the 2010 Incentive Plan continue to be subject to the terms and conditions of such plan. Under the 2020 Incentive Plan, the Company may grant up to 529,821 shares of common stock of the Company in addition to (i) 393,015 shares of common stock previously available for issuance under the 2010 Incentive Plan and (ii) up to 113,627 shares of common stock subject to outstanding awards under the 2010 Incentive Plan, which if forfeited or lapse unexercised or are settled in cash and are not issued under the prior plan for any reason, may be issued under the 2020 Incentive Plan. As of July 31, 2023, 808,285 shares were available for future issuance under the 2020 Incentive Plan.

The Board of Directors administers all stock plans, approves the individuals to whom options will be granted, and determines the number of shares and exercise price of each option and may delegate this authority to a committee of the Board of Directors or to certain officers of the Company in accordance with Securities and Exchange Commission ("SEC") regulations and applicable Delaware law.

During the fiscal year ended July 31, 2023 and 2022, the Company awarded stock-based compensation under the 2020 Incentive Plan.

On December 15, 2017, under the 2010 Incentive Plan, the Board, upon the recommendation of the Special Committee and the Company's Compensation Committee, approved 4.0 million restricted stock grants and 1.5 million market based restricted stock grants to non-employee directors of the Company. The 4.0 million restricted stock vested immediately on the grant date. The 1.5 million market based restricted stock grants do not expire and vest upon the attainment of target stock price hurdles. As of July 31, 2020, 1.0 million of the market based restricted stock grants had met the target stock price hurdles. The restricted stock grants and market based restricted stock grants were fully expensed as of July 31, 2021. As discussed in Note 13 — "Commitments and Contingencies", on August 13, 2021 and February 22, 2022, respectively the Company, together with certain of its current and former directors of the Board, entered into a memorandum of understanding and stipulation of settlement with Donald Reith in connection with the settlement of the Reith v. Lichtenstein, et al., C.A. No. 2018-0277-MTZ (Del. Ch. 2018) class and derivative action.

(17) SHARE-BASED PAYMENTS (cont.)

Under the MOU, the stipulation and separate letter agreements between the Company and recipients of the 5.5 million restricted stock and market based restricted stock awards granted In December 2017, the non-employee directors surrendered to the Company an aggregate 2.9 million vested shares and 0.5 million unvested shares.

For the May 1 to July 31, 2023 Successor Period, $0.2 million of share-based compensation expense was recorded in SG&A expenses in the consolidated statements of operations. For the August 1, 2022 to April 30, 2023 Predecessor Period, and the fiscal year ended July 31, 2022 Predecessor Period, $0.5 million and $0.7 million, respectively, of share-based compensation expense was recorded in SG&A expenses in the consolidated statements of operations.

Restricted Stock

Restricted stock consists of shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. Restricted stock is expensed ratably over the term of the restriction period, ranging from one to five years unless there are performance conditions placed on the restricted stock, in which case the restricted stock is expensed using graded vesting. Restricted stock compensation expense for the fiscal years ended July 31, 2023 and 2022 was $0.8 million and $0.7 million, respectively.

A summary of the activity of the Company's restricted stock for the fiscal year ended July 31, 2023, is as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
	(Share amounts in thousands)		
Nonvested stock outstanding, July 31, 2022	51	$	13.95
Granted	64		10.97
Vested	(61)		13.32
Forfeited	—		—
Nonvested stock outstanding, July 31, 2023	54	$	10.97

The fair value of restricted shares is determined based on the market price of the Company's common stock on the grant date. The total grant date fair value of restricted stock that vested during the fiscal years ended July 31, 2023 and 2022 was approximately $0.8 million and $0.6 million, respectively. As of July 31, 2023, there was approximately $0.3 million of total unrecognized compensation cost related to restricted stock to be recognized over a weighted average period of 0.7 years.

Employee Stock Purchase Plan

The Company offers to its employees an Employee Stock Purchase Plan (the "ESPP") under which an aggregate of 64,286 shares of the Company's stock may be issued. Employees who elect to participate in the ESPP instruct the Company to withhold a specified amount through payroll deductions during each quarterly period. On the last business day of each applicable quarterly payment period, the amount withheld is used to purchase the Company's common stock at a purchase price equal to 85% of the lower of the market price on the first or last business day of the quarterly period. During the fiscal year ended July 31, 2023, the Company issued zero shares under the ESPP. During the fiscal year ended July 31, 2022, the Company issued approximately 53 shares under the ESPP. Approximately 8,284 shares are available for future issuance as of July 31, 2023.

STEEL CONNECT, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(18) INCOME TAXES

The components of income (loss) before provision for income taxes are as follows:

	Successor		Predecessor	
	May 1 to July 31, 2023		August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)			
Income (loss) from operations before income taxes:				
U.S.	$ 9,866	$	2,021	$ (5,189)
Foreign	(2,115)		7,069	7,321
Total income (loss) from operations before income taxes	$ 7,751	$	9,090	$ 2,132

The components of income tax expense from operations consist of the following:

	Successor		Predecessor	
	May 1 to July 31, 2023		August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)			
Current (benefit) provision:				
Federal	$ 72	$	487	$ —
State	(110)		48	429
Foreign	(110)		1,095	1,918
	(148)		1,630	2,347
Deferred (benefit) provision:				
Federal	—		—	8,849
State	—		—	76
Foreign	(250)		—	116
	(250)		—	9,041
Total tax (benefit) provision	$ (398)	$	1,630	$ 11,388

71

(18) INCOME TAXES (cont.)

As of July 31, 2023, the Company recorded a non-current deferred tax asset of $0.3 and a non-current deferred tax liability of $0.8 million in "Other Assets" and "Other Long-term Liabilities", respectively. As of July 31, 2022, the Company recorded a non-current deferred tax asset of $0.1 million and a non-current deferred tax liability of $0.1 million in "Other Assets" and "Other Long-term Liabilities," respectively. The components of deferred tax assets and liabilities are as follows:

| | Successor | Predecessor |
| | July 31, 2023 | July 31, 2022 |
	(In thousands)	
Deferred tax assets:		
Accruals and reserves	$ 2,645	$ 4,295
Tax basis in excess of financial basis for intangible and fixed assets	175	901
Lease liability	3,574	2,288
Interest expense disallowance	—	2,357
Credit carry forwards	25	25
Net operating loss and capital loss carry forwards	95,832	474,496
Total gross deferred tax assets	102,251	484,362
Less: valuation allowance	(90,436)	(481,178)
Net deferred tax assets	$ 11,815	$ 3,184
Deferred tax liabilities:		
Financial basis in excess of tax basis for intangible and fixed assets	$ (8,446)	$ (69)
Right of use asset	(3,454)	(2,154)
Convertible debt	(404)	(917)
Total gross deferred tax liabilities	(12,304)	(3,140)
Net deferred tax liabilities	$ (489)	$ 44

The net change in the total valuation allowance for the fiscal year ended July 31, 2023 was an decrease of approximately $390.7 million. This decrease is primarily due to the U.S. valuation allowance. A valuation allowance has been recorded against the gross deferred tax asset in the U.S and certain foreign subsidiaries since management believes that after considering all the available objective evidence, both positive and negative, historical and prospective, it is more likely than not that certain assets will not be realized. The net change in the total valuation allowance for the fiscal year ended July 31, 2022 was an increase of approximately $24.6 million.

The Company has certain deferred tax benefits, including those generated by net operating losses and certain other tax attributes (collectively, the "Tax Benefits"). The Company's ability to use these Tax Benefits could be substantially limited if it were to experience an "ownership change," as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). In general, an ownership change would occur if there is a greater than 50-percentage point change in ownership of securities by stockholders owning (or deemed to own under Section 382 of the Code) five or more of a corporation's securities over a rolling three year period.

The Company determined that the beginning balances related to its deferred tax accounts for both the cumulative net operating loss carryover along with valuation allowance balances needed to be updated due to an immaterial error associated with the return to provision true up. The return to provision true up adjustment related to the calculation of the Company's stock basis for the IWCO worthless stock deduction. The net impact of the reduction to the beginning balances for the net operating losses and valuation allowances was approximately $4.0 million and did not change any amounts recognized in the consolidated balance sheets or consolidated statements of operations.

(18)   INCOME TAXES (cont.)

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law in the United States. Among other provisions, the IRA includes a 15% corporate minimum tax rate applied to certain large corporations and a 1% excise tax on corporate stock repurchases made after December 31, 2022. We do not expect the IRA to have a material impact on our consolidated financial statements.

On March 27, 2020, the President of the United States signed the Coronavirus Aid, Relief, and Economic Security ("CARES") Act into law which is intended to respond to the COVID-19 pandemic and its impact on the economy, public health, state and local governments, individuals and businesses. The CARES Act contains numerous tax provisions including temporary changes to the future limitations on interest deductions related to section 163j.

The Company has estimated its fiscal year 2023 global intangible low-taxed income ("GILTI") inclusion based on its current year foreign activity. The foreign entities have minor earnings and profit adjustments that will be factored in as part of the tax return filing. These amounts are not material and will not have a significant impact on the overall tax provision or disclosure. Due to the net operating losses available in the U.S., the Company is not entitled to a Section 250 deduction, which is why the total income amount has been recorded as the GILTI inclusion. The Company has made an accounting policy election, as allowed by the SEC and FASB, to recognize the impact of GILTI within the period incurred. Therefore, no U.S. deferred taxes are provided in GILTI inclusions of future foreign subsidiary earnings.

The Company has net operating loss carryforwards for federal and state tax purposes of approximately $369.9 million and $138.8 million, respectively, at July 31, 2023. As of July 31, 2023, approximately $1.7 billion of net operating loss carryforwards for federal and state tax purposes expired. $273.3 million of the company's federal net operating losses will expire from the fiscal year ending July 31, 2024 through the fiscal year ended July 31, 2038 and the remainder federal net operating losses of $96.6 million has an indefinite carryforward period. The state net operating losses will expire from the fiscal year ended July 31, 2024 through the fiscal year ended July 31, 2042. The Company has a foreign net operating loss carryforward of approximately $69.8 million, of which $67.2 million has an indefinite carryforward period.

Income tax expense attributable to income from continuing operations differs from the expense computed by applying the U.S. federal income tax rate of 21.0% to (loss) income from continuing operations before income taxes as a result of the following:

| | Successor | Predecessor | |
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)		
Computed "expected" income tax expense (benefit)	$ 1,627	$ 1,909	$ 448
Increase (decrease) in income tax expense resulting from:			
Change in valuation allowance	(350,469)	(424)	21,703
Foreign tax rate differential	(255)	(50)	56
Nondeductible expenses	459	—	159
Foreign withholding taxes	245	147	134
Foreign other adjustments	(246)	—	951
GILTI	1,141	—	4,775
Addition of uncertain tax position reserves	(430)	11	58
Worthless stock deduction	—	—	(16,860)
State income taxes, net of federal benefit	(1,916)	37	(603)
Expiration of net operating loss	347,462	—	—
Deferred true-up	1,786	—	751
Other	198	—	(184)
Actual income tax (benefit) expense	$ (398)	$ 1,630	$ 11,388

(18)   INCOME TAXES (cont.)

The calculation of the Company's income tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several tax jurisdictions. The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves when necessary. Based on the evaluation of current tax positions, the Company believes it has appropriately accrued for exposures.

The Company operates in multiple taxing jurisdictions, both within and outside of the United States. At July 31, 2023 and 2022, the total amount of the liability for unrecognized tax benefits, including interest, related to federal, state and foreign taxes was approximately $0.4 million and $0.8 million, respectively. To the extent the unrecognized tax benefits are recognized, the entire amount would impact income tax expense. The Company expects that there will be a $0.3 million reduction of the unrecognized tax benefits in the next twelve months related to the U.S. state income tax exposure as a result of a lapse in the applicable statute of limitations.

The Company files income tax returns in the U.S., various states and in foreign jurisdictions. The federal and state income tax returns are generally subject to tax examinations for the tax years ended July 31, 2020 through July 31, 2023. To the extent the Company has tax attribute carryforwards, the tax year in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period. In addition, a number of tax years remain subject to examination by the appropriate government agencies for certain countries in the Europe and Asia regions. In Europe, the Company's 2015 through 2022 tax years remain subject to examination in most locations while the Company's 2011 through 2022 tax years remain subject to examination in most Asia locations.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
	(In thousands)	
Balance as of beginning of year	$ 571	$ 2,140
Additions for current year tax positions	—	—
Currency translation	—	(4)
Reductions for lapses in statute of limitations	(297)	(67)
Reductions for member leaving consolidated group	—	(1,498)
Balance as of end of year	$ 274	$ 571

In accordance with the Company's accounting policy, interest related to income taxes is included in the provision for income taxes line of the consolidated statements of operations. For the fiscal years ended July 31, 2023 and 2022, the Company has not recognized any material interest expense related to uncertain tax positions. As of July 31, 2023 and 2022, the Company had recorded liabilities for increases in interest expense related to uncertain tax positions for an immaterial amount. The Company expects $0.3 million of unrecognized tax benefits and related interest will reverse in the next twelve months.

(19) EARNINGS (LOSS) PER SHARE

Earnings (Loss) Per Share

As discussed in Note 2 — "Summary of Significant Accounting Policies", the Reverse/Forward Stock Split was effective on June 21, 2023. The Company's shares of outstanding common stock and earnings (loss) per share amounts have been retroactively restated for all periods presented for the Reverse/Forward Stock Split. The following table reconciles net income (loss) per share for the periods below:

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands, except per share data)		
Reconciliation of net income (loss) to net income (loss) attributable to common stockholders after assumed conversions:			
Net income (loss) from continuing operations	$ 8,149	$ 7,460	$ (9,256)
Loss from discontinued operations	—	—	(1,712)
Net income (loss)	8,149	7,460	(10,968)
Less: Preferred dividends on Series C preferred stock	(537)	(1,593)	(2,129)
Net income (loss) available to common stockholders	7,612	5,867	(13,097)
Less: Undistributed earnings allocated to participating securities	(5,803)	—	—
Net income (loss) attributable to common stockholders . . .	$ 1,809	$ 5,867	$ (13,097)
Effect of dilutive securities:			
Dividends on Series C preferred stock	537	1,593	—
Undistributed earnings allocated to Series E preferred stock . .	5,803	—	—
Net income (loss) attributable to common stockholders – assuming dilution	$ 8,149	$ 7,460	$ (13,097)
Net income (loss) per common share – basic			
Net income (loss) from continuing operations	$ 0.29	$ 0.91	$ (1.77)
Net loss from discontinued operations	—	—	(0.27)
Net income (loss) attributable to common stockholders . . .	$ 0.29	$ 0.91	$ (2.04)
Net income (loss) per common share – diluted			
Net income (loss) from continuing operations	$ 0.29	$ 0.89	$ (1.77)
Net loss from discontinued operations	—	—	(0.27)
Net income (loss) attributable to common stockholders . . .	$ 0.29	$ 0.89	$ (2.04)
Weighted average common shares outstanding – basic	6,177	6,449	6,425
Effect of dilutive securities:			
Common stock equivalents – Restricted stock and restricted stock shares	60	55	—
Common stock equivalents – Series C Preferred Stock	1,913	1,913	—
Common stock equivalents – Series E Preferred Stock	19,810	—	—
Weighted average common shares outstanding – diluted . .	27,960	8,417	6,425

(19) EARNINGS (LOSS) PER SHARE (cont.)

As of July 31, 2023, the Company calculates basic and diluted net income (loss) per common share using the two-class method, as the Series E Convertible Preferred Stock issued in the Exchange Transaction meets the definition of a participating security. The two-class method is an allocation formula that determines net income (loss) per common share for each share of common stock and Series E Convertible Preferred Stock, a participating security, according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and Series E Convertible Preferred Stock based on their respective rights to receive dividends. The holders of Series E Convertible Preferred Stock are entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends or other distributions on the shares of Common Stock as if, immediately prior to each record date for payment of dividends or other distributions on the Common Stock, shares of Series E Preferred Stock then outstanding were converted into shares of Common Stock. Basic net income (loss) per common share is computed by dividing net income (loss) allocated to common stockholders for the period by the weighted average number of common shares outstanding for the period. Net income (loss) available to common stockholders for the period includes dividends paid to common stockholders during the period plus a proportionate share of undistributed net income (loss) allocable to common stockholders for the period; the proportionate share of undistributed net income allocable to common stockholders for the period is based on the proportionate share of total weighted-average common shares and participating securities outstanding during the period. Diluted net income (loss) per common share is computed based on the weighted average number of shares of common stock outstanding during each period, plus potential common shares considered outstanding during the period, as long as the inclusion of such awards is not antidilutive. Potential common shares consist of restricted common stock (calculated based on the treasury stock method) and shares issuable upon debt or preferred stock conversion (calculated using an as-if converted method), using the more dilutive of either the two-class method or as-converted stock method.

The Company was not required to apply the two-class method during the Predecessor Period as there were no participating securities, and as such, there were no changes to the Predecessor Period other than the retroactive restatement for the Reverse/Forward Stock Split discussed previously.

For the fiscal year ended July 31, 2022 Predecessor Period during which the Company recorded a net loss, diluted net loss per share is equal to basic net loss per share because the effect of dilutive securities outstanding is anti-dilutive. The below details certain exclusions from the calculation of diluted net income per share for the May 1 to July 31, 2023 Successor Period and the August 1, 2022 to April 30, 2023 Predecessor Period as their inclusion would have been antidilutive:

For the May 1 to July 31, 2023 Successor Period, $0.2 million of interest expense, net of tax impact related to the SPHG Note was excluded from the numerator in the calculation of diluted net income per share as their inclusion would have been antidilutive.

For the August 1, 2022 to April 30, 2023 Predecessor Period, $2.3 million of interest expense, net of tax impact related to the SPHG Note were excluded from the numerator in the calculation of diluted net income per share as their inclusion would have been antidilutive.

For the May 1 to July 31, 2023 Successor Period, 0.6 million common stock equivalent shares (including those related to the SPHG Note) were excluded from the denominator in the calculation of diluted net income per share as their inclusion would have been antidilutive.

For the August 1, 2022 to April 30, 2023 Predecessor Period, 0.6 million common stock equivalent shares (including those related to the SPHG Note) were excluded from the denominator in the calculation of diluted net income per share as their inclusion would have been antidilutive.

(20) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) represents the cumulative other comprehensive income (loss) items that are reported separate from net income and detailed on the Consolidated Statements of Comprehensive Income (Loss).

As discussed in Note 1, "Nature of Operations", we have elected to apply push-down accounting as of the Exchange Transaction date, May 1, 2023. As part of this election, the Company's accumulated other comprehensive income (loss) was reset to zero at the Exchange Transaction date.

The components of accumulated other comprehensive income, net of income taxes, are as follows:

	Foreign currency items	Pension items	Total
	(In thousands)		
Accumulated other comprehensive income (loss) at July 31, 2021 (Predecessor)	$ 9,762	$ (2,600)	$ 7,162
Foreign currency translation adjustment	(3,699)	—	(3,699)
Pension liability adjustments	—	677	677
Net current-period other comprehensive (loss) income	(3,699)	677	(3,022)
Accumulated other comprehensive income (loss) at July 31, 2022 (Predecessor)	6,063	(1,923)	4,140
Foreign currency translation adjustment	999	—	999
Pension liability adjustments	—	(1,078)	(1,078)
Net current-period other comprehensive income (loss)	999	(1,078)	(79)
Accumulated other comprehensive income (loss) at April 30, 2023 (Predecessor)	7,062	(3,001)	4,061
Application of pushdown accounting	(7,062)	3,001	(4,061)
Accumulated other comprehensive income (loss) at May 1, 2023 (Successor)	—	—	—
Foreign currency translation adjustment	(623)	—	(623)
Pension liability adjustments	—	36	36
Net current-period other comprehensive (loss) income	(623)	36	(587)
Accumulated other comprehensive income (loss) at July 31, 2023 (Successor)	$ (623)	$ 36	$ (587)

In both the fiscal years ended July 31, 2023 and 2022, the Company recorded an immaterial amount in taxes related to other comprehensive income (loss).

(21) STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION

The amount of cash, cash equivalents and restricted cash as of July 31, 2023 and 2022 in the consolidated statements of cash flows is reconciled to the Company's consolidated balance sheets as follows:

	Successor	Predecessor
	July 31, 2023	July 31, 2022
	(In thousands)	
Cash and cash equivalents	$ 121,372	$ 53,142
Funds held for clients	2,031	4,903
Cash, cash equivalents and restricted cash	$ 123,403	$ 58,045

(21) STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION (cont.)

Cash used for operating activities reflect cash payments for interest and income taxes as follows:

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)		
Cash paid for interest	$ 9	$ 1,145	$ 1,237
Cash paid for income taxes	$ 3,008	$ —	$ 2,364

Cash paid for taxes can be lower than income tax expense as shown on the Company's consolidated statements of operations due to the timing of required payments in relation to recorded expense, which can cross fiscal years.

Non-Cash Activities

Non-cash investing activities during the Successor Period included $154.5 million for unsettled proceeds from the disposition of the Aerojet shares. The proceeds were received in August 2023.

Non-cash financing activities during the Successor Period included the issuance of $202.7 million of Series E Preferred Stock in exchange for 3.6 million shares of common stock, par value $0.10 per share, of Aerojet held by Steel Holdings in the Exchange Transaction. Additionally, non-cash financing activities during the fiscal years ended July 31, 2023 and 2022 included the issuance of approximately 0.1 million and 0.1 million shares, respectively, of non-vested common stock, valued at approximately $0.7 million and $0.7 million, respectively, to certain employees and non-employees of the Company. The Company also approved $57.4 thousand of accelerated compensation cost related to unvested shares that were approved to vest.

(22) STOCKHOLDERS' EQUITY

Preferred Stock

The Company's Board of Directors has the authority, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series and to fix and determine the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. Any shares of the Company's preferred stock so issued may have priority over its common stock with respect to dividend, liquidation and other rights. The Board of Directors may authorize the issuance of preferred stock with voting rights or conversion features that could adversely affect the voting power or other rights of the holders of its common stock. Although the issuance of preferred stock could provide us with flexibility in connection with possible acquisitions and other corporate purposes, under some circumstances, it could have the effect of delaying, deferring or preventing a change of control.

Series C Preferred Stock

On December 15, 2017, the Company entered into a Preferred Stock Purchase Agreement (the "Purchase Agreement") with SPHG Holdings, pursuant to which the Company issued 35,000 shares of the Company's newly created Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Convertible Preferred Stock"), to SPHG Holdings at a price of $1,000 per share, for an aggregate purchase consideration of $35.0 million (the "Series C Convertible Preferred Stock Transaction"). The terms, rights, obligations and preferences of the Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of the Company (the "Series C Certificate of Designations"), which has been filed with the Secretary of State of the State of Delaware.

(22) STOCKHOLDERS' EQUITY (cont.)

Under the Series C Certificate of Designations, each share of Series C Convertible Preferred Stock can be converted into shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an initial conversion price equal to $18.29 per share, subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction. Holders of the Series C Convertible Preferred Stock will also receive dividends at 6% per annum payable, at the Company's option, in cash or Common Stock. If at any time the closing bid price of the Company's Common Stock exceeds 170% of the conversion price for at least five consecutive trading days (subject to appropriate adjustments for any stock dividend, stock split, stock combination, reclassification or similar transaction), the Company has the right to require each holder of Series C Convertible Preferred Stock to convert all, or any whole number, of shares of the Series C Convertible Preferred Stock into Common Stock.

Upon the occurrence of certain triggering events such as a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or the merger or consolidation of the Company or significant subsidiary, or the sale of substantially all of the assets or capital stock of the Company or a significant subsidiary, the holders of the Series C Convertible Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of other equity or equity equivalent securities of the Company other than the Series C Convertible Preferred Stock by reason of their ownership thereof, an amount per share in cash equal to the sum of (i) 100% of the stated value per share of Series C Convertible Preferred Stock (initially $1,000 per share) then held by them (as adjusted for any stock dividend, stock split, stock combination, reclassification or other similar transactions with respect to the Series C Convertible Preferred Stock), plus (ii) 100% of all declared but unpaid dividends, and all accrued but unpaid dividends on each such share of Series C Convertible Preferred Stock, in each case as the date of the triggering event.

On or after December 15, 2022, each holder of Series C Convertible Preferred Stock can also require the Company to redeem its Series C Convertible Preferred Stock in cash at a price equal to the Liquidation Preference (as defined in Series C Certificate of Designations).

Each holder of Series C Convertible Preferred Stock has a vote equal to the number of shares of Common Stock into which its Series C Convertible Preferred Stock would be convertible as of the record date, provided that the number of shares voted is based upon a conversion price which is no less than the greater of the book or market value of the Common Stock on the closing date of the purchase of the Series C Convertible Preferred Stock. In addition, for so long as the Series C Convertible Preferred Stock remains outstanding, the Company will not, directly or indirectly, and including in each case with respect to any significant subsidiary, without the affirmative vote of the holders of a majority of the Series C Convertible Preferred Stock (i) liquidate, dissolve or wind up the Company or any significant subsidiary; (ii) consummate any transaction that would constitute or result in a Liquidation Event (as defined in the Series C Certificate of Designations); (iii) effect or consummate any Prohibited Issuance (as defined in the Series C Certificate of Designations); or (iv) create, incur, assume or suffer to exist any Indebtedness (as defined in the Series C Certificate of Designations) of any kind, other than certain existing Indebtedness of the Company and any replacement financing thereto, unless any such replacement financing is on substantially similar terms as such existing Indebtedness.

The Purchase Agreement provides that the Company will use its commercially reasonable efforts to effect the piggyback registration of the Common Stock issuable on the conversion of the Series C Convertible Preferred Stock and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing, with the SEC in the manner reasonably requested by the holder and the qualification of the securities in all states reasonably requested by the holder, in each case, in accordance with certain enumerated conditions. The Purchase Agreement also contains other representations, warranties and covenants, customary for an issuance of Series C Convertible Preferred Stock in a private placement of this nature.

(22) STOCKHOLDERS' EQUITY (cont.)

The Series C Convertible Preferred Stock Transaction was approved and recommended to the Board of Directors by the Special Committee of the Board of Directors consisting of independent directors not affiliated with Steel Holdings GP, which controls the power to vote and dispose of the securities held by SPHG Holdings and its affiliates.

Series E Preferred Stock

On May 1, 2023, the Company and Steel Holdings executed a series of agreements in which the Steel Partners Group agreed to transfer certain marketable securities held by the Steel Partners Group to Steel Connect in exchange for 3.5 million shares of Series E Convertible Preferred Stock of Steel Connect (the "Series E Convertible Preferred Stock", and, such transfer the "Transfer and Exchange Agreement"). Pursuant to the Transfer and Exchange Agreement, the Company held a special stockholders' meeting on June 6, 2023 (the "Special Meeting") to consider and vote upon the rights of the Series E Preferred Stock to vote and receive dividends together with the Common Stock on an as-converted basis and the issuance of the Company's common stock (the "Common Stock") upon conversion of the Series E Preferred Stock by the holders at their option, pursuant to the rules and regulations of Nasdaq (the "Nasdaq Proposal"). Following approval of the Nasdaq Proposal by the Steel Connect stockholders (the "Stockholder Approval"), the Series E Convertible Preferred Stock became convertible into an aggregate of 19.8 million shares of the Common Stock, and votes together with the Common Stock and participates in any dividends paid on the Common Stock, in each case on an as-converted basis. Refer to Note 25 — "Related Party Transactions" for more information on the Voting Agreement.

The terms, rights, obligations and preferences of the Series E Convertible Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of the Company (the "Series E Certificate of Designations"), which are summarized below:

Any holder of the Series E Convertible Preferred Stock ("Holder"), may, at its option, convert all or any shares of Series E Convertible Preferred Stock held by such Holder into Common Stock based on a conversion price of $10.27 (the "Conversion Price") per share, subject to appropriate adjustments for any stock dividend, stock split, stock combination, or similar transaction by delivering to the Company a conversion notice.

Holders are entitled to participate equally and ratably with the holders of shares of Common Stock in all dividends or other distributions on the shares of Common Stock as if, immediately prior to each record date for payment of dividends or other distributions on the Common Stock, shares of the Series E Convertible Preferred Stock then outstanding were converted into shares of Common Stock. Dividends or other distributions payable will be payable on the same date that such dividends or other distributions are payable to holders of shares of Common Stock, and no dividends or other distributions will be payable to holders of shares of Common Stock unless dividends or such other distributions are also paid at the same time in respect of the Series E Convertible Preferred Stock.

Upon the occurrence of certain triggering events such as a liquidation, dissolution or winding up of the Company, either voluntary or involuntary, any merger or consolidation in which the Company is a constituent party or a Significant Subsidiary is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation such that the stockholders of the Company prior to such merger or consolidation hold less than 50.0% of the aggregate voting securities of the Corporation following such merger or consolidation, or the sale of substantially all of the assets or capital stock of the Company or a significant subsidiary (collectively, or any of these, a "Liquidation Event(s)"), the holders of the Series E Convertible Preferred Stock are entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of Common Stock by reason of their ownership thereof, an amount per share in cash equal to $58.1087 (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series E Convertible Preferred Stock ("the Series E Convertible Preferred Stock Liquidation Preference"). In the event that the Series E Convertible Preferred Stock Liquidation Preference is not paid with respect to any shares of Series E Convertible Preferred Stock as required to be paid, such shares shall continue to be entitled to dividends and all such shares shall remain outstanding and entitled to all the rights and preferences provided within the Series E Certificate of Designations.

(22) STOCKHOLDERS' EQUITY (cont.)

The Company nor the Holder have any rights to redeem the Series E Convertible Preferred Stock.

Prior to obtaining the Stockholder Approval, the Series E Convertible Preferred Stock was non-voting and did not have the right to vote on any matters presented to the stockholders of the Company. Following the date on which Stockholder Approval was obtained, which was approved by the Company's stockholders at the special stockholders' meeting held on June 6, 2023, each Holder is now entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action or consideration (whether at a meeting of stockholders of the Company, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law. In any such vote, each Holder is entitled to a number of votes equal to the largest number of whole shares of Common Stock into which all shares of Series E Convertible Preferred Stock held of record by such Holder is convertible as of the record date for such vote or written consent or, if there is no specified record date, as of the date of such vote or written consent.

Common Stock

Each holder of the Company's common stock is entitled to:

•   one vote per share on all matters submitted to a vote of the stockholders, subject to the rights of any preferred stock that may be outstanding;

•   dividends as may be declared by the Company's Board of Directors out of funds legally available for that purpose, subject to the rights of any preferred stock that may be outstanding; and

•   a pro rata share in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

Holders of the Company's common stock have no cumulative voting rights, redemption rights or preemptive rights to purchase or subscribe for any shares of its common stock or other securities. All of the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of its common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any existing series of preferred stock and any series of preferred stock that the Company may designate and issue in the future. There are no redemption or sinking fund provisions applicable to the Company's common stock.

Reverse/Forward Stock Split

At the special stockholders meeting held on June 6, 2023, the stockholders approved proposals to amend the Company's restated certificate of incorporation (the "Charter"), to effect a 1-for-3,500 reverse stock split of the common stock (the "Reverse Stock Split"), followed immediately by a 375-for-1 forward stock split of the common stock (the "Forward Stock Split," and, together with the Reverse Stock Split, the "Reverse/Forward Stock Split"). On June 7, 2023, the Board approved the Reverse/Forward Stock Split, and as such, the Board directed the Company to file with the State of Delaware certificates of amendment to our Charter to effectuate the Reverse/Forward Stock Split. The Reverse/Forward Stock Split was effective on June 21, 2023 (the "Effective Date"). The Company's common stock began trading on a Reverse/Forward Stock Split-adjusted basis on the Nasdaq Capital Market when the market opened on June 22, 2023. The trading symbol for the Company's common stock remains "STCN."

No fractional shares were issued in connection with the Reverse/Forward Stock Split. Shares held by stockholders who held fewer than 3,500 of the Company's common stock immediately prior to the Reverse Stock Split were converted into the right to receive a payment in cash (without interest) equal to the fair value of such shares as of the time when those entitled to receive such payments were determined, which shall be an amount equal to such number of shares of Company's common stock held multiplied by the average of the closing sales prices of the Company's common stock on Nasdaq for the five consecutive trading days immediately preceding the effective date of the Reverse Stock Split, and each share of Company's common stock held by a stockholder of record owning 3,500 shares or more immediately prior to the effective time of the Reverse Stock Split were converted into a new number of shares of Company's common stock based on a ratio of 375 shares of the Company's common stock for each share of the Company's common stock

(22) STOCKHOLDERS' EQUITY (cont.)

owned immediately following the Reverse Stock Split, including any fractional shares owned following the Reverse Stock Split; however, with respect to any fractions of a share of Company Common Stock that may be held as a result of the Forward Stock Split, stockholders received a payment in cash (without interest) equal to the fair value of such fractions as of the time when those entitled to receive such fractions are determined, which was an amount equal to such fractions multiplied by the average of the closing sales prices of the Company's common stock on Nasdaq for the five consecutive trading days immediately preceding the effective date of the Reverse/Forward Stock Split (with such average closing sales prices being adjusted to give effect to the Reverse/Forward Stock Split).

The number of shares of authorized Company's common stock did not change as a result of the Reverse/Forward Stock Split; however, the number of shares of outstanding Company's common stock decreased as a result of the Reverse/Forward Stock Split.

Accordingly, all share and per-share amounts for the current period and prior periods have been adjusted to reflect the Reverse/Forward Stock Split.

The number of shares of Company's common stock issuable upon the exercise of Series C Preferred Stock and the Series E Preferred Stock immediately prior to the Reverse/Forward Stock Split were proportionately decreased and the conversion price of the Series C Preferred Stock and the Series E Preferred Stock were proportionately increased, effective as of June 21, 2023, the close of business on the date of such Reverse/Forward Stock Split. Our authorized preferred stock was not affected by the reverse stock split and continues to be 3,535,000 shares of preferred stock, with a par value of $0.01 per share. For details of the effects of the Exchange Transaction see Note 3, "Exchange Transaction".

(23) FAIR VALUE MEASUREMENTS

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

The following tables present the Company's financial assets and liabilities measured at fair value on a recurring basis as of July 31, 2023 and 2022, classified by fair value hierarchy:

(In thousands)	Successor July 31, 2023		Fair Value Measurements at Reporting Date Using		
			Level 1	Level 2	Level 3
Assets:					
Money market funds	$	31,090	$ 31,090	$ —	$ —
Liabilities:					
SPHG Note	$	12,461	$ —	$ —	$ 12,461

(In thousands)	Predecessor July 31, 2022		Fair Value Measurements at Reporting Date Using		
			Level 1	Level 2	Level 3
Assets:					
Money market funds	$	31,756	$ 31,756	$ —	$ —

There were no transfers between Levels 1, 2 or 3 during any of the periods presented.

When available, quoted prices are used to determine fair value. When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. When quoted prices in active markets are not available, fair values are determined using pricing models, and the inputs to those pricing models are based on observable market inputs. The inputs to the pricing models are typically benchmark yields, reported trades, broker-dealer quotes, issuer spreads and benchmark securities, among others.

(23) FAIR VALUE MEASUREMENTS (cont.)

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

The Company reviews the carrying amounts of these assets whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized when the carrying amount of the asset group or reporting unit is not recoverable and exceeds its fair value. The Company estimates the fair values of assets subject to impairment based on the Company's own judgments about the assumptions that market participants would use in pricing the assets and on observable market data, when available.

Fair Value of Financial Instruments

The Company's financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, customer deposits, accounts payable, restricted cash and debt, and are reflected in the consolidated financial statements at carrying value. Carrying value approximates fair value for these items due to their short-term maturities or expected settlement dates of these instruments.

As of July 31, 2022, the Company did not measure the fair value of the SPHG Note on a recurring basis, as the assumption was that the carrying value of the liability component of the SPHG Note approximated fair value because the stated interest rate of this debt was consistent with current market rates. In conjunction with the application of pushdown accounting, the Company will now measure the fair value of the SPHG on a recurring basis. Refer to Note 3 — "Exchange Transaction" and Note 10 — "Debt" for further details. The Company estimates the value of the SPHG Note using a Binomial Lattice Model. Key inputs in the valuation include the trading price and volatility of Steel Connect's common stock, the risk-free rate of return, as well as the dividend rate, conversion price, and maturity date. The Company recognized $0.5 million in unrealized losses in Other gains, net within the consolidated statements of operations for the Successor Period as a result of the fair value measurement performed at July 31, 2023.

Following is a summary of changes in the SPHG Note measured using Level 3 inputs:

Balance as of May 1, 2023 (Successor):	$	13,006
Principal repayment		(1,000)
Unrealized losses		455
Balance as of July 31, 2023 (Successor).	$	12,461

Included in cash and cash equivalents in the accompanying condensed consolidated balance sheets are money market funds. These are valued at quoted market prices in active markets.

(24) SEGMENT INFORMATION

Subsequent to the Company's disposition of the Direct Marketing reportable segment in the IWCO Direct Disposal, the Company has one reportable segment: Supply Chain. The Company also has Corporate-level activity, which consists primarily of costs associated with certain corporate administrative functions such as legal, finance and share-based compensation, which are not allocated to the Company's reportable segment. The Corporate-level balance sheet information includes cash and cash equivalents, debt and other assets and liabilities which are not identifiable to the operations of the Company's operating segment. All significant intra-segment amounts have been eliminated. Management evaluates segment performance based on segment net revenue and operating income (loss).

Management evaluates segment performance based on segment net revenue, operating income (loss) and "adjusted operating income (loss)," which is defined as the operating income (loss) excluding net charges related to depreciation, amortization of long-lived asset impairment, share-based compensation and restructuring. These items are excluded because they may be considered to be of a non-operational or non-cash nature. Historically, the Company has recorded significant impairment and restructuring charges, and therefore management uses adjusted operating income (loss) to assist in evaluating the performance of the Company's core operations.

(24) SEGMENT INFORMATION (cont.)

Summarized financial information of the Company's continuing operations by operating segment is as follows:

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)		
Net revenue:			
Supply Chain.	$ 40,804	$ 148,283	$ 203,272
Total segment net revenue.	$ 40,804	$ 148,283	$ 203,272
Operating income:			
Supply Chain.	3,328	16,488	11,318
Total segment operating income	3,328	16,488	11,318
Corporate-level activity.	(1,707)	(9,699)	(10,155)
Total operating (loss) income	1,621	6,789	1,163
Total other income	6,130	2,301	969
Income before income taxes	$ 7,751	$ 9,090	$ 2,132

	Successor	Predecessor
	July 31, 2023	July 31, 2022
	(In thousands)	
Total assets:		
Supply Chain.	$ 146,614	$ 101,637
Corporate	264,567	36,112
Total assets	$ 411,181	$ 137,749

Summarized financial information of the Company's capital expenditures and depreciation expense for the Supply Chain reportable segment is as follows:

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)		
Capital expenditures	$ 807	$ 1,311	$ 1,485
Depreciation expense	456	1,427	2,220

Summarized financial information of the Company's net revenue by geographic location is as follows:

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)		
Mainland China.	$ 14,649	$ 48,049	$ 72,210
United States.	8,800	38,262	50,426
Netherlands.	5,774	15,149	24,483
Singapore	4,448	14,940	19,903
Czech.	3,336	19,497	16,342
Other.	3,797	12,386	19,908
Total consolidated net revenue	$ 40,804	$ 148,283	$ 203,272

(25) RELATED PARTY TRANSACTIONS

As of July 31, 2023, SPHG Holdings and its affiliates, including Steel Holdings, HNH and SPL, beneficially owned approximately 85.9% of our outstanding capital stock, including the if-converted value of the SPHG Note and shares of Series C Convertible Preferred Stock and Series E Convertible Preferred Stock that vote on an as-converted basis together with our Common Stock. Warren G. Lichtenstein, our Interim Chief Executive Officer and the Executive Chairman of our Board, is also the Executive Chairman of Steel Holdings GP. Glen Kassan, our Vice Chairman of the Board of Directors and former Chief Administrative Officer, is an employee of Steel Services. Jack L. Howard, the President and a director of Steel Holdings GP, is also a director.

Upon closing of the Exchange Transaction on May 1, 2023, the Company became a consolidated subsidiary of Steel Holdings as described in Note 1 — "Nature of Operations" and Note 3 — "Exchange Transaction". After May 1, 2023, transactions between Steel Holdings and the Company are eliminated in consolidation by Steel Holdings.

SPHG Note Transaction

On February 28, 2019, the Company entered into that certain SPHG Note Purchase Agreement with SPHG Holdings, whereby SPHG Holdings agreed to loan the Company $14.9 million in exchange for a 7.50% Convertible Senior Note due March 1, 2024.

On March 9, 2023 (the "Amendment Date"), the Company and SPHG Holdings entered into an amendment to the SPHG Note. Pursuant to the SPHG Note Amendment, the maturity date of the SPHG Note was extended six months from March 1, 2024 to September 1, 2024. The Company repaid $1.0 million in principal amount of the SPHG Note on the Amendment Date, and repaid an additional $1.0 million principal amount of the note on June 9, 2023. In connection with the SPHG Note Amendment, the Company also paid SPHG Holdings a cash amendment fee of $0.1 million, and derecognized $0.2 million of the debt discount in proportion to the reduction of the principal balance on the Amendment Date in the fiscal third quarter. No other changes were made to the terms of the SPHG Note besides the items discussed.

As of July 31, 2023, SPHG Holdings held $12.9 million principal amount of the SPHG Note, compared to $14.9 million principal amount at July 31, 2022. As of July 31, 2023 and 2022, the net carrying value of the SPHG Note was $12.5 million and $11.0 million, respectively. Refer to Note 10 — "Debt" and Note 23 — "Fair Value Measurements" for further information. During the May 1 to July 31, 2023 Successor Period, the Company recognized interest expense of $0.3 million associated with the SPHG Note. During the August 1, 2022 to April 30, 2023 Predecessor Period, and the fiscal year ended July 31, 2022 Predecessor Period, the Company recognized interest expense of $2.5 million and $2.8 million, respectively, associated with the SPHG Note.

Preferred Stock Transactions

Refer to Note 22 — "Stockholders' Equity" for information on the Series C Preferred Stock Purchase Agreement with SPHG Holdings. During each of the fiscal years ended July 31, 2023 and 2022, the Company paid dividends of $2.1 million and $2.1 million, respectively, associated with the Series C Convertible Preferred Stock.

Refer to Note 22 — "Stockholders' Equity" for information on the Transfer and Exchange Agreement with the Steel Partners Group, where the Company exchanged 3.5 million shares of Series E Convertible Preferred Stock of Steel Connect for certain marketable securities held by the Steel Partners Group.

Stockholders' Agreement

Concurrently with the execution of the Transfer and Exchange Agreement, the Company, Steel Holdings, Steel Excel, WebFinancial, WHX CS, LLC, WF Asset Corp., Steel Partners Ltd., Warren G. Lichtenstein and Jack L. Howard (together, the "SP Investors") entered into a Stockholders' Agreement dated as of April 30, 2023 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, the parties agreed to certain aspects of the Company's governance, including the maintenance of the Board size at seven directors and the creation of an Independent Audit Committee or Disinterested Audit Committee (as defined therein).

(25) RELATED PARTY TRANSACTIONS (cont.)

The Stockholders' Agreement further provides that (a) prior to September 1, 2025 the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required for the following: (i) a voluntary delisting of the common stock from the applicable stock exchange or a transaction (including a merger, recapitalization, stock split or otherwise) which results in the delisting of the common stock, Steel Connect ceasing to be an SEC reporting company, or Steel Connect filing a Form 25 or Form 15 or any similar form with the SEC; (ii) an amendment to the terms of the Management Services Agreement (the "Services Agreement") dated June 14, 2019, by and between Steel Connect and Steel Services Ltd.; and (iii) any related party transaction between Steel Connect and the SP Investors and their subsidiaries and affiliates; (b) prior to September 1, 2028, the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required for the Board to approve a going private transaction pursuant to which Steel Holdings or its subsidiaries or affiliates acquires the outstanding shares of common stock they do not own (or any alternative transaction that would have the same impact); and (c) until the Final Sunset Date, the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required (i) for the Board to approve a short-form or squeeze-out merger between Steel Connect and the SP Investors; or (ii) prior to any transfer of equity interests in Steel Connect by the members of the SP Group (as defined in the Stockholders' Agreement) if such transfers would result in 80% of the voting power and value of the equity interests in Steel Connect that are held by the members of the SP Group being held by one corporate entity.

The Stockholders' Agreement also provides that 70% of the net proceeds received by the Company upon resolution of the Reith litigation will be distributed to the Company's stockholders with the SP Investors agreeing to waive their portion of any such distribution to the extent of any shares of common stock held as of the date of the Stockholders' Agreement or issuable upon conversion of the Series E Convertible Preferred Stock held by the SP Investors and the Series C Convertible Preferred Stock of Steel Connect, and the SPHG Note. Any amendment to the Stockholders' Agreement by the Company prior to the date that any person or group of related persons owns 100% of the equity securities of the Company requires the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable.

Voting Agreement

Concurrently with the execution of the Transfer and Exchange Agreement, the SP Investors and the Company entered into a Voting Agreement, dated as of April 30, 2023 (the "Voting Agreement"). Pursuant to the terms and conditions set forth in the Voting Agreement, each SP Investor agreed to (i) vote, or cause to be voted, all securities of the Company beneficially owned by each such SP Investor for the approval of the Nasdaq Proposal and against any transaction or proposal that may delay, impair or nullify the approval of the Nasdaq Proposal; (ii) not enter into an agreement to vote in a manner inconsistent with the foregoing; and (iii) not transfer such Shares of common stock and Subject Shares (as defined in the Stockholders' Agreement), without the prior consent of the Company's audit committee, subject to certain standard exceptions. As the SP Investors already owned more than a majority of the voting power of the Company when they signed the Voting Agreement, approval of the Nasdaq Proposal was assured, and approval was received at a special meeting of stockholders held on June 6, 2023. The Steel Connect Board, acting on the unanimous recommendation of a strategic planning committee of the Steel Connect Board consisting solely of independent and disinterested directors of Steel Connect, approved the Transaction. Refer to Note 22 — "Stockholders' Equity" for more information on the Transfer and Exchange Agreement with the Steel Partners Group.

Management Services Agreement

On June 14, 2019, the Company entered into an agreement (the "Management Services Agreement") with Steel Services Ltd. ("Steel Services"), an indirect wholly-owned subsidiary of Steel Holdings. The Management Services Agreement was effective as of June 1, 2019. Pursuant to this agreement, SP Corporate provided the Company and its subsidiaries with the services of certain employees, including certain executive officers and other corporate services. In connection with the IWCO Direct Disposal, the monthly fee under the Management Services Agreement was reduced effective on the Disposal Date primarily for the portion of the fee attributable to IWCO Direct.

(25) RELATED PARTY TRANSACTIONS (cont.)

Total expenses incurred related to the management services agreement for the Successor and Predecessor periods are below and are recorded within the consolidated statements of operations to Selling, general and administrative expense:

	Successor	Predecessor	
	May 1 to July 31, 2023	August 1, 2022 to April 30, 2023	Fiscal Year Ended July 31, 2022
	(In thousands)		
Management services agreement expenses.	$ 617	$ 1,736	$ 3,008

As of July 31, 2023 and 2022, amounts due to Steel Services were $0.7 million and $1.0 million, respectively and are recorded within the consolidated balance sheets as a component of Accounts payable.

ITEM 9. — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. — CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including the Interim Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Report. "Disclosure controls and procedures" means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Based upon that evaluation, management, including the Interim Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls were effective as of July 31, 2023.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as such terms are defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of management, including the Interim Chief Executive Officer and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of July 31, 2023.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended July 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. — OTHER INFORMATION

None.

ITEM 9C. — DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Unless earlier included in an amendment to this Form 10-K, the information with respect to directors and executive officers required by this item will be contained in our definitive proxy statement to be filed with the SEC not later than 120 days after the close of business of the fiscal year and is incorporated in this Report by reference.

During the fiscal year ended July 31, 2023, we made no material changes to the procedures by which stockholders may recommend nominees to our Board of Directors, as described in our definitive proxy statement on Schedule 14A filed with the SEC on July 31, 2023.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of the Company, including the Company's principal executive officer, and its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions). The Company's Code of Business Conduct and Ethics is posted on its website, www.steelconnectinc.com (under the Corporate Governance section). We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the Code of Business Conduct and Ethics applicable to the Company's principal executive officer or its senior financial officers (principal financial officer and controller or principal accounting officer, or persons performing similar functions) by posting such information on our website as required by the rules of the SEC or Nasdaq.

ITEM 11. — EXECUTIVE COMPENSATION

Unless earlier included in an amendment to this Form 10-K, the information required by this item will be contained in our definitive proxy statement and is incorporated in this Report by reference.

ITEM 12. — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Unless earlier included in an amendment to this Form 10-K, information regarding the security ownership of certain beneficial owners and management will be contained in our definitive proxy statement and is incorporated in this Report by reference.

Equity Compensation Plan Information as of July 31, 2023

The following table sets forth certain information regarding the Company's equity compensation plans as of July 31, 2023:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	—	$ —	816,569[1][2]
Equity compensation plans not approved by security holders.	—	$ —	—
Total	—	$ —	816,569

(1)   Includes:
  - Approximately 8,284 shares available for issuance under the Company's Amended and Restated 1995 Employee Stock Purchase Plan, as amended.
  - 808,285 shares available for future issuance under the 2020 Stock Incentive Compensation Plan.

(2)   On June 12, 2020, the Company's Board of Directors adopted, subject to stockholder approval, the Steel Connect Inc. 2020 Stock Incentive Compensation Plan ("2020 Incentive Plan"), and on July 23, 2020, the 2020 Incentive Plan was approved. The 2020 Incentive Plan replaces the 2010 Incentive Award Plan, as amended (the "2010 Incentive Plan"). The Company also has a 2005 Non-Employee Director Plan (the "2005 Director Plan"). As of December 2010, no grants were allowed under the 2005 Director Plan. As of July 23, 2020, no additional grants may be issued under the 2010 Incentive Plan. Any awards that are outstanding under the 2010 Incentive Plan continue to be subject to the terms and conditions of such plan.

ITEM 13. — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Unless earlier included in an amendment to this Form 10-K, the information required by this item will be contained in our definitive proxy statement and is incorporated in this Report by reference.

ITEM 14. — PRINCIPAL ACCOUNTING FEES AND SERVICES

Unless earlier included in an amendment to this Form 10-K, the information required by this item will be contained in our definitive proxy statement and is incorporated in this Report by reference.

PART IV

ITEM 15. — EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements.

The financial statements listed in the Index to Consolidated Financial Statements are filed as part of this Report.

(a) 2. Financial Statement Schedules.

All financial statement schedules have been omitted as they are either not required, not applicable, or the information is otherwise included.

(a) 3. Exhibits.

The exhibits listed in the Exhibit Index are filed, furnished or incorporated by reference in this Annual Report.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1†	Transaction Agreement, dated as of February 25, 2022, by and among IWCO Direct Holdings Inc., Cerberus Business Finance, LLC, the entities listed on the signature pages thereto under the caption "Lenders," Steel Connect, Inc., SPH Group Holdings LLC, Instant Web Holdings, LLC, and the other parties thereto is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated February 25, 2022.
3.1	Restated Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibit 3.4 to the Registrant's Current Report on Form 8-K dated September 29, 2008.
3.2	Certificate of Designations of Series A Junior Participating Preferred Stock of ModusLink Global Solutions, Inc., filed with the Secretary of State of the State of Delaware on October 18, 2011 is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 18, 2011.
3.3	Fourth Amended and Restated Bylaws of ModusLink Global Solutions, Inc., as currently in effect is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 23, 2014.
3.4	Certificate of Elimination of Series B Junior Participating Preferred Stock of ModusLink Global Solutions, Inc., dated March 26, 2013 is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 26, 2013.
3.5	Amendment to the Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on December 29, 2014 is incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on January 5, 2015.
3.6	Certificate of Amendment of the Restated Certificate of Incorporation of ModusLink Global Solutions, Inc. (Effecting the Reverse Split), filed with the Secretary of State of the State of Delaware on January 16, 2015 is incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on January 22, 2015.
3.7	Certificate of Amendment of the Restated Certificate of Incorporation of ModusLink Global Solutions, Inc. (Effecting the Forward Split), filed with the Secretary of State of the State of Delaware on January 16, 2015 is incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on January 22, 2015.
3.8	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of ModusLink Global Solutions, Inc. filed with the Secretary of State of the State of Delaware on December 15, 2017 is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 19, 2017.
3.9	Certificate of Designation of Rights, Preferences and Privileges of Series D Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on January 19, 2018 is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on January 19, 2018.

Exhibit Number	Exhibit Description
3.10	Certificate of Ownership and Merger filed with the Secretary of State of the State of Delaware on February 20, 2018 is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on February 26, 2018 .
3.11	Amendment to Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on April 12, 2018 is incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on April 16, 2018.
3.12	Certificate of Designations, Preferences and Rights of the Series E Convertible Preferred Stock of Steel Connect, Inc. is incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with on May 1, 2023.
3.13	Certificate of Elimination of the Series A Junior Participating Preferred Stock of Steel Connect, Inc. is incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 2, 2023.
3.14	Certificate of Amendment to the Restated Certificate of Incorporation of Steel Connect, Inc., filed with the Secretary of State of the State of Delaware on June 21, 2023 is incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 22, 2023.
3.15	Certificate of Amendment to the Restated Certificate of Incorporation of Steel Connect, Inc., filed with the Secretary of State of the State of Delaware on June 21, 2023 is incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on June 22, 2023.
4.1	Specimen stock certificate representing the Registrant's Common Stock is incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on January 22, 2015.
4.2	Description of Registrant's Securities is incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K filed on October 15, 2019.
4.3	Tax Benefits Preservation Plan, dated as of January 19, 2018, by and between ModusLink Global Solutions, Inc. and American Stock Transfer & Trust Company, LLC, as rights agent is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on January 19, 2018.
4.4	Amendment to Tax Benefits Preservation Plan, dated as of January 8, 2021, by and between Company and American Stock Transfer & Trust Company, LLC, as Rights Agent is incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on January 8, 2021.
4.5	Form of 7.50% Convertible Senior Note due 2024 issued by Steel Connect, Inc. to SPH Group Holdings LLC. is incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on February 28, 2019.
4.6	Amendment No. 1 to Convertible Note dated March 9, 2023 is incorporated herein by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2023.
10.1*	Amended and Restated 1995 Employee Stock Purchase Plan, as amended by Amendment No. 1 and Amendment No. 2 thereto is incorporated herein by reference to Appendix II to the Registrant's Definitive Schedule 14A filed on November 16, 2001.
10.2*	Amendment No. 3 to Amended and Restated 1995 Employee Stock Purchase Plan is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2006.
10.3*	Amendment No. 4 to Amended and Restated 1995 Employee Stock Purchase Plan is incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2008.
10.4*	Amendment No. 5 to Amended and Restated 1995 Employee Stock Purchase Plan is incorporated herein by reference to Appendix I to the Registrant's Definitive Schedule 14A filed on October 23, 2009.
10.5	Investment Agreement, dated February 11, 2013, between ModusLink Global Solutions, Inc. and Steel Partners Holdings, L.P. is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 13, 2013.
10.6	Settlement Agreement, dated February 11, 2013, among ModusLink Global Solutions, Inc., Handy & Harman, Ltd. and certain of its affiliates party thereto is incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on February 13, 2013.

Exhibit Number	Exhibit Description
10.7	Amendment No. 1 to Settlement Agreement, dated January 5, 2015, between ModusLink Global Solutions, Inc. and Handy & Harman Ltd. is incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 5, 2015.
10.8	Preferred Stock Purchase Agreement dated as of December 15, 2017, by and between ModusLink Global Solutions, Inc. and SPH Group Holdings LLC is incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 19, 2017.
10.9++	Management Services Agreement, dated as of June 1, 2019, between Steel Services Ltd. and Steel Connect, Inc. is incorporated herein by reference to Exhibit 10.51 to the Registrant's Annual Report on Form 10-K filed on October 15, 2019.
10.10	Amendment No. 1 to Management Services Agreement, dated as of October 27, 2022, between Steel Services Ltd. and Steel Connect, Inc.
10.11**	Amendment No. 2 to Management Services Agreement, dated as of October 25, 2023, between Steel Services Ltd. and Steel Connect, Inc.
10.12**	Management Services Agreement, dated as of October 25, 2023, between Steel Services Ltd. and ModusLink Corporation.
10.13*	Steel Connect, Inc. 2020 Stock Incentive Compensation Plan is incorporated herein by reference to Appendix II of the Registrant's Definitive Proxy Statement on Schedule 14A, filed on June 29, 2020.
10.14*	Form of Restricted Stock Award Agreement under the Steel Connect, Inc. 2020 Stock Incentive Compensation Plan is incorporated herein by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K filed on October 29, 2021.
10.15*	Form of Indemnification Agreement by and between the Company and its directors and officers is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2021.
10.16†	Credit Agreement, dated as of March 16, 2022, between ModusLink Corporation, as borrower, and Umpqua Bank, as Lender is incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2022.
10.17	First Amendment to Credit Agreement dated March 13, 2023 is incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2023.
10.18	Transfer and Exchange Agreement, dated as of April 30, 2023, by and among Steel Partners Holdings L.P., Steel Excel, Inc., WebFinancial Holding Corporation and Steel Connect, Inc. is incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 1, 2023.
10.19	Stockholders' Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holdings L.P., and the other stockholders signatory therein is incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 1, 2023.
10.20	Voting Agreement, dated as of April 30, 2023, by and among Steel Connect, Inc., Steel Partners Holding L.P., WebFinancial Holding Corporation, WHX CS, LLC, WF Asset Corp., Steel Partners, Ltd., Warren G. Lichtenstein, and Jack L. Howard is incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 1, 2023.
10.21*	ModusLink Corporation Long Term Incentive Plan is incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 31, 2023.
10.22*	Form of Award Agreement Under the ModusLink Corporation Long Term Incentive Plan is incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 31, 2023.
21**	Subsidiaries of the Registrant.
23.1**	Consent of BDO USA, P.C.
24.1**	Power of Attorney (included on the signature page of this Annual Report on Form 10-K).
31.1**	Certification of the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1‡	Certification of the Principal Executive Officer Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2‡	Certification of the Principal Financial Officer Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Exhibit Description
97.1**	Steel Connect Inc. Policy for the Recovery of Erroneously Awarded Compensation
101**	Interactive Data Files Pursuant to Rule 405 of Regulation S-T formatted in Inline XBRL: (i) Audited Consolidated Balance Sheet as of July 31, 2023, (ii) Audited Consolidated Statement of Operations for the fiscal year ended July 31, 2023, (iii) Audited Consolidated Statements of Comprehensive Income (Loss) for the fiscal year ended July 31, 2023, (iv) Audited Consolidated Statement of Stockholders' Equity (Deficit) for the fiscal year ended July 31, 2023, (v) Audited Consolidated Statement of Cash Flows for the fiscal year ended July 31, 2023 and (vi) Notes to Audited Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Management contract or compensatory plan or arrangement.
**	Filed herewith.
‡	Furnished herewith.
++	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Regulation S-K. Item 601(b)(10). Such omitted information is not material and would likely cause competitive harm to the registrant if publicly disclosed.
†	The schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

ITEM 16. — FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEEL CONNECT, INC.

Date: November 8, 2023

By: /S/ WARREN G. LICHTENSTEIN

Warren G. Lichtenstein
Interim Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Warren G. Lichtenstein and Ryan O'Herrin, or either of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ WARREN G. LICHTENSTEIN **Warren G. Lichtenstein**	Interim Chief Executive Officer, Executive Chairman of the Board and Director (Principal Executive Officer)	November 8, 2023
/S/ RYAN O'HERRIN **Ryan O'Herrin**	Chief Financial Officer (Principal Financial Officer)	November 8, 2023
/S/ GARY W. TANKARD **Gary W. Tankard**	Chief Accounting Officer (Principal Accounting Officer)	November 8, 2023
/S/ JEFFREY J. FENTON **Jeffrey J. Fenton**	Director	November 8, 2023
/S/ GLEN M. KASSAN **Glen M. Kassan**	Vice Chairman and Director	November 8, 2023
/S/ JOSEPH MARTIN **Joseph Martin**	Director	November 8, 2023
/S/ JEFFREY S. WALD **Jeffrey S. Wald**	Director	November 8, 2023
/S/ JACK L. HOWARD **Jack L. Howard**	Director	November 8, 2023
/S/ RENATA SIMRIL **Renata Simril**	Director	November 8, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended July 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission file number: 001-35319

Steel Connect, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**04-2921333**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
590 Madison Avenue New York, New York	**10022**
(Address of principal executive offices)	(Zip Code)

(914) 461-1276
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	STCN	Nasdaq Capital Market
Rights to Purchase Series D Junior Participating Preferred Stock	—	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant computed with reference to the price at which the common stock was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $76.8 million.

On November 13, 2023, the Registrant had 6,267,230 outstanding shares of common stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Auditor Name:	Auditor Location:	Auditor Firm ID:
BDO USA, P.C.	**New York, NY**	**243**

EXPLANATORY NOTE

The purpose of this Amendment No. 1 (the "Amendment") to the Annual Report on Form 10-K of Steel Connect, Inc. (the "Company") for the year ended July 31, 2023 ("Fiscal 2023"), filed with the Securities and Exchange Commission (the "SEC") on November 8, 2023 (the "Original Form 10-K"), is to include the information required by Part III, Items 10 through 14. This information was previously omitted from the Original Form 10-K in reliance on General Instruction G to Form 10-K, which provides that registrants may incorporate by reference certain information from a definitive proxy statement prepared in connection with the election of directors and filed no later than 120 days after an issuer's fiscal year end. The Company has determined to include such Part III information by amendment of the Original Form 10-K rather than incorporation by reference to a proxy statement. Accordingly, Part III of the Original Form 10-K is hereby amended and restated as set forth below.

In addition, in accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Item 15 of Part IV of the Original Form 10-K is hereby amended to include as Exhibits 31.3 and 31.4 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Except as described above, no other changes have been made to the Original Form 10-K. This Amendment does not affect any other section of the Original Form 10-K and speaks as of the filing date of the Original Form 10-K. Among other things, forward-looking statements made in the Original Form 10-K have not been revised to reflect events that occurred or facts that became known to us after the filing of the Original Form 10-K, and such forward-looking statements should be read in their historical context. Accordingly, this Amendment should be read in conjunction with the Company's other filings made with the SEC subsequent to the filing of the Original Form 10-K.

STOCK SPLIT

On June 21, 2023, the Company filed a certificate of amendment to the Company's restated certificate of incorporation (the "Charter") with the Secretary of State of the State of Delaware to effect a 1-for-3,500 reverse stock split (the "Reverse Stock Split") of the shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), followed immediately by the filing of a certificate of amendment to the Charter with the Secretary of State of the State of Delaware to effect a 375-for-1 forward stock split of the Common Stock (the "Forward Stock Split," and, together with the Reverse Stock Split, the "Reverse/Forward Stock Split"). On a net basis, the Reverse/Forward Stock Split resulted in an approximate 1-for-9.333 reverse stock split. The Common Stock began trading on a Reverse/Forward Stock Split-adjusted basis on The Nasdaq Stock Market LLC ("Nasdaq") when the market opened on June 22, 2023. As a result, except as otherwise noted, all share numbers in this Amendment have been adjusted to reflect the Reverse/Forward Stock Split.

TABLE OF CONTENTS

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information About our Board of Directors

Set forth below are the names of the directors ("Directors") of the Company and their principal occupations at present and for the past five years. Our Board of Directors (the "Board") currently has seven members and is divided into three classes, with a class of Directors elected each year for a three-year term. No family relationships exist between any Directors or executive officers, as such term is defined in Item 401 of Regulation S-K promulgated under the Exchange Act.

Name	Current Position with the Company	Director Since
Warren G. Lichtenstein	Class I Director, Interim Chief Executive Officer and Executive Chairman	March 2013
Glen M. Kassan	Class I Director	March 2013
Jack L. Howard	Class II Director	December 2017
Joseph Martin	Class II Director	September 2023
*Jeffrey J. Fenton[(1)(2)]	Class III Director	November 2010
*Jeffrey S. Wald[(1)(2)(3)]	Class III Director	February 2012
*Renata Simril[(2)(3)]	Class III Director	October 2020

+	As of November 13, 2023.
*	Independent
(1)	Member of the Organization and Compensation Committee of the Board (the "Compensation Committee").
(2)	Member of the Audit Committee of the Board (the "Audit Committee").
(3)	Member of the Nominating and Corporate Governance Committee of the Board (the "Governance Committee").

As used below, the term "2024 Annual Meeting of Stockholders" refers to the annual meeting of stockholders to be held after the fiscal year ending July 31, 2024, the term "2025 Annual Meeting of Stockholders" refers to the annual meeting of stockholders to be held after the fiscal year ending July 31, 2025 and the term "2026 Annual Meeting of Stockholders" refers to the annual meeting of stockholders to be held after the fiscal year ending July 31, 2026.

Class III Directors Continuing in Office until the 2024 Annual Meeting of Stockholders

Jeffrey J. Fenton. Mr. Fenton, age 66, has served as a Director of the Company since November 2010. Mr. Fenton was initially appointed to the Board pursuant to a Settlement Agreement among the Company, LCV Capital Management, LLC, Raging Capital Management, LLC and certain of their affiliates, dated October 20, 2010. He served as Senior Vice President, Business Development of United Rentals, Inc., a construction and industrial equipment rental company, from January 2013 to June 2022. Since March 2004, Mr. Fenton has served as a principal of Devonshire Advisors LLC, an advisory services firm. From March 2004 to April 2008, Mr. Fenton also served as Senior Advisor to Cerberus Capital Management L.P., a leading private investment firm. Mr. Fenton previously served as a director of Bluelinx Holdings Inc., Formica Corporation, IAP Worldwide Services, Global Motorsports Group, Inc. and Transamerica Trailer Leasing Co. Mr. Fenton earned a Bachelor of Science degree in Mechanical Engineering from Northeastern University and a Master of Science degree in Management from Massachusetts Institute of Technology. Mr. Fenton brings to the Board significant finance, international business and leadership experience, having served as a senior advisor at a leading private investment firm as well as chief executive officer of a major industrial company.

Jeffrey S. Wald. Mr. Wald, age 49, has served as a Director of the Company since February 2012. Mr. Wald was elected to the Board at the Company's 2011 annual meeting of stockholders after being nominated for election by Peerless Systems Corporation. Mr. Wald is currently the Founder and CEO of Boomerang Intelligence, an enterprise software platform that enables companies to engage with their former workers. From May 2010 until September 2020, Mr. Wald was the President, Chief Operating Officer and Chief Financial Officer of Work Market, Inc., an enterprise software platform that enables companies to manage their on-demand labor (sold to Automated Data Processing, Inc. in January 2018), and of which he was the Founder. From May 2008 to May 2010, Mr. Wald was a Managing Director at Barington Capital Group, L.P., an activist hedge fund manager. From March 2007 through May 2008, Mr. Wald was the Chief Operating Officer and Chief Financial Officer of Spinback, Inc., an internet commerce company (sold to Buddy Media Corporation), of which he is also the Founder. From January 2003 to March 2007,

Mr. Wald was a Vice President at The GlenRock Group, a private equity firm that invests in undervalued, middle market companies as well as emerging and early stage companies. Earlier in his career, Mr. Wald held positions in the mergers and acquisitions department at J.P. Morgan Chase & Co. From 2010 to 2022, Mr. Wald served as a director of CoStar Technologies, Inc., where he also served on the audit committee. From 2010 to 2012, Mr. Wald served as a director of Peerless Systems Corporation, and from 2009 to 2010 he served on the board of directors of Register.com. Mr. Wald holds a Master of Business Administration from Harvard University and a Master of Science and Bachelor of Science from Cornell University. Mr. Wald brings to the Board substantial experience in the areas of technology, principal investing and operations, as well as his knowledge of corporate governance, accounting and financial expertise.

Renata Simril.   Ms. Simril, age 55, has served as a Director of the Company since October 2020. Since January 2016, Ms. Simril has served as the President and Chief Executive Officer of the LA84 Foundation, a non-profit organization supporting youth sports and the legacy of the 1984 Summer Olympics in Los Angeles. Ms. Simril is also President of the Los Angeles City Recreation and Park Commission, and serves on the board of the Los Angeles Sports and Entertainment Commission, and the board and audit committee of the Los Angeles Dodgers Foundation. Before joining the LA84 Foundation, Ms. Simril served as Senior Vice President and Chief of Staff to the publisher of the *Los Angeles Times* from November 2014 to September 2015, where she oversaw staff operations and budgeting for the newsroom and business operations with over 900 employees. Her earlier career included three seasons with the Los Angeles Dodgers, a major league baseball team, where she served as Senior Vice President of External Affairs and managed the team's community relations and charitable foundation. Ms. Simril also worked for over a decade in real estate development with Jones Lang LaSalle Incorporated, a commercial real estate services company, Forest City Enterprise, a previously publicly traded commercial real estate company, and LCOR, Inc., a real estate investment and development firm, where she managed the acquisition, entitlement, finance and development of multi-million dollars projects. Ms. Simril has a bachelor's degree in urban studies from Loyola Marymount University and a master's degree in real estate development from the University of Southern California. Ms. Simril brings to the Board more than 25 years of diversified experience in all areas of economic development policy, municipal finance, real estate finance and development, sports and philanthropy.

Class I Directors Continuing in Office until the 2025 Annual Meeting of Stockholders

Warren G. Lichtenstein.   Mr. Lichtenstein, age 58, has served as the Chairman of the Board and as a Director of the Company since March 2013, and as its Executive Chairman since June 2016. Effective December 4, 2018, Mr. Lichtenstein assumed the additional role of Interim Chief Executive Officer of the Company. Mr. Lichtenstein had previously served as the Company's Interim Chief Executive Officer from March 2016 until June 2016. Mr. Lichtenstein has served as Executive Chairman of the Board of Steel Partners Holdings GP Inc. ("Steel Holdings GP") since February 2013 and had previously served as its Chief Executive Officer and Chairman from July 2009 to February 2013. Steel Holdings GP is the general partner of Steel Partners Holdings L.P. ("Steel Holdings"), a diversified holding company listed on the New York Stock Exchange that engages in multiple businesses. Mr. Lichtenstein has been associated with Steel Holdings and its predecessors and affiliates since 1990. He previously served as Chairman of the Board of Handy & Harman Ltd. ("HNH"), a wholly-owned subsidiary of Steel Holdings and previously a Nasdaq-listed company. He has served on the board of PCS-Mosaic Holdings LLC, a systems, software and training national security company, since April 2022. Mr. Lichtenstein served as a director of Aerojet Rocketdyne Holdings, Inc., a New York Stock Exchange-listed manufacturer of aerospace and defense products with a real estate business segment, from March 2008 until July 2022, including as the chairman of its board March 2013 to June 2016 and its Executive Chairman from June 2016 until July 2022. Mr. Lichtenstein served as a director of Steel Excel, a diversified holding company and wholly-owned subsidiary of Steel Holdings and previously a Nasdaq-listed company, from October 2010 until April 2021. Mr. Lichtenstein served as a director of SL Industries, Inc. ("SLI"), a company that designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic and specialized communication equipment, from March 2010 until it was acquired by HNH in June 2016. SLI was listed on the New York Stock Exchange until its acquisition as a wholly-owned subsidiary of Steel Holdings. Mr. Lichtenstein is also a director of the Steel Partners Foundation and of the Federal Law Enforcement Foundation. Mr. Lichtenstein studied at Tulane University and the University of Pennsylvania, receiving a Bachelor of Arts in Economics from the latter. Mr. Lichtenstein brings to the Board extensive experience in corporate finance, executive management and investing, deep knowledge from serving as a director and advisor to a diverse group of public companies, and significant operations experience in manufacturing, aerospace, defense, banking and the Steel Business System (the methodology used by Steel Holdings to invest and to manage its businesses).

Glen M. Kassan.   Mr. Kassan, age 80, has served as a Director of the Company since March 2013. He served as the Company's Chief Administrative Officer from May 2014 until January 2015. Mr. Kassan served as a director of HNH from July 2005 until May 2015, including as vice chairman of its board from October 2005 until May 2015. He served as HNH's Chief Executive Officer from October 2005 until December 2012. He has been associated with Steel Holdings and its affiliates since August 1999, and is currently an employee of Steel Services, Ltd. ("Steel Services"). Steel Services is an indirect wholly-owned subsidiary of Steel Holdings. He served as the Vice President, Chief Financial Officer and Secretary of a predecessor entity of Steel Holdings from June 2000 to April 2007. He served as a director of SLI from January 2002, and the chairman of its board from May 2008, until SLI was acquired by HNH in June 2016. He previously served as the vice chairman of SLI's board from August 2005 to May 2008, its President from February 2002 to August 2005, its interim Chief Executive Officer in June 2010 and its interim Chief Financial Officer from June 2010 to August 2010. Mr. Kassan brings to the Board his years of experience and record of success in leadership positions in industrial and other public companies having attributes similar to the Company, as well as the expertise in capital markets and corporate finance.

Class II Directors Continuing in Office until the 2026 Annual Meeting of Stockholders

Jack L. Howard.   Mr. Howard, age 62, has served as a Director of the Company since December 2017. He has served as President of Steel Holdings since July 15, 2009, and has been a member of board of directors of the general partner of Steel Holdings since October 2011. Mr. Howard also served as the Assistant Secretary of Steel Holdings from July 2009 until September 2011 and as Secretary from September 2011 until January 2012. Mr. Howard has been associated with Steel Holdings and its predecessors and affiliates since 1993. Mr. Howard has been a Financial Industry Regulatory Authority registered broker-dealer since 1989. Mr. Howard has been a director of HNH since July 2005, and previously served as Vice Chairman of the HNH board and as HNH's Principal Executive Officer. Mr. Howard has been a director of Steel Excel Inc. ("Steel Excel") since December 2007, and previously served as Vice Chairman of Steel Excel's board of directors and Principal Executive Officer of Steel Excel. Since February 2018, Mr. Howard has been the Executive Chairman of WebBank, a state-chartered industrial bank and wholly-owned subsidiary of Steel Holdings. He is the President of SP General Services, LLC, an affiliate of Steel Holdings. He currently holds the securities licenses of Series 7, Series 24, Series 55 and Series 63. Mr. Howard graduated from the University of Oregon with a bachelor's degree in finance. Mr. Howard brings to the Board managerial and investing experience in a broad range of businesses, as well as his service on the boards of directors and committees of both public and private companies.

Joseph Martin.   Joseph Martin, age 46, has served as a Director of the Company since September 2023. Mr. Martin has been Chief Administrative Officer and Chief Legal Officer of Steel Holdings since June 2023. He previously served as the General Counsel and Corporate Secretary of Clover Health Investments, Corp. from March 2022 until June 2023 where he oversaw the legal, compliance, business development and cyber security functions. From August 2020 to March 2022, Mr. Martin served as General Counsel of Steel Holdings and General Counsel and Chief Compliance Officer of the Company, where, in each case, he oversaw the legal and compliance functions. Mr. Martin also held several legal and compliance-focused positions at Louisiana-Pacific Corporation from September 2018 to August 2019, including Interim General Counsel and Secretary from May 2019 to August 2019, and General Counsel for the OSB and EWP division from September 2018 to May 2019. From July 2009 to September 2018, Mr. Martin held several positions at Georgia-Pacific LLC, including Assistant General Counsel and Assistant Secretary. Mr. Martin holds a B.A. in Economics and History from the University of California, Berkeley, and a J.D. from Harvard Law School. Mr. Martin brings to the Board significant legal and compliance experience.

Information About our Executive Officers

Our executive officers are elected annually by the Board and serve at the discretion of the Board. Set forth below are the names of the executive officers of the Company and their principal occupations at present and for at least the past five years.

Name	Position
Warren G. Lichtenstein[1]	Interim Chief Executive Officer, Director and Executive Chairman
Ryan O'Herrin	Chief Financial Officer
Fawaz Khalil	President, Chief Executive Officer of ModusLink Corporation ("ModusLink")

+   As of November 13, 2023.

(1)   Mr. Lichtenstein's biographical information is provided above in the section titled "Class I Directors Continuing in Office until the 2025 Annual Meeting of Stockholders."

Ryan O'Herrin.   Mr. O'Herrin, age 45, was appointed as Chief Financial Officer of the Company effective August 7, 2023. Mr. O'Herrin has also served as the Chief Financial Officer of Steel Holdings since August 7, 2023. Prior to that appointment, Mr. O'Herrin had served as Division Finance Director of Eastman Chemical Company since 2022. Prior to that role, he served as Division CFO for Genus PLC from 2016 to 2022. Before that, Mr. O'Herrin had a robust 13-year career with Weir Group, where his roles spanned IT, finance and strategy, culminating in his last role as EVP of Strategy and Information Technology for the Minerals North America Region. Mr. O'Herrin graduated from the Advanced Management Program of Harvard Business School in 2018, and holds a Bachelor of Science in Computer Science and a Master of Business Administration from the University of Wisconsin — Madison.

Fawaz Khalil.   Mr. Khalil, age 54, has served as President and Chief Executive Officer of ModusLink, our wholly-owned subsidiary, since June 11, 2020. From May 2017 to November 2019, Mr. Khalil was President and Chief Executive Officer of Halco Lighting Technologies, a lighting solutions company. From November 2015 to April 2017, Mr. Khalil was President of Purafil, Inc. and Universal Air Filters (part of The Filtration Group, a global filtration company). From February 2013 to November 2015, Mr. Khalil was Vice President and General Manager of Acuity Brands Lighting Inc., a lighting technology solutions and services company. Mr. Khalil received his Bachelor of Science in Computer Science from the National University of Computing and Emerging Sciences Karachi, a Master of Business Administration in Finance and Banking from the Institute of Business Administration at University of Karachi and a Master in Business Administration in General Management & Strategy from the Darden Graduate School of Business at the University of Virginia.

Code of Business Conduct and Ethics

The Company has adopted its Code of Business Conduct and Ethics, which applies to all Directors, officers and employees of the Company, including the Company's principal executive officer and its senior financial officers (the principal financial officer and controller or principal accounting officer, or persons performing similar functions). The Company's Code of Business Conduct and Ethics is posted on our website under the "Corporate Governance" tab at *www.steelconnectinc.com.* The contents of our website are not part of this report, and our internet address is included in this document as an inactive textual reference only. We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the Code of Business Conduct and Ethics by posting such information on our website to the extent required by the rules of the SEC or Nasdaq.

Director Nomination Procedures

There have been no other material changes to the procedures by which stockholders may recommend nominees to our Board since they were last described in our most recent definitive proxy statement on Schedule 14A, filed August 1, 2023 (the "2022 Proxy Statement"), and all information in the 2022 Proxy Statement on this topic, including the deadline for submitting Director nominations under the Bylaws, remains the same.

Audit Committee

The Board has an Audit Committee, which assists the Board in fulfilling its responsibilities to stockholders concerning the Company's financial reporting and internal controls and facilitates open communication among the Audit Committee, the Board, the Company's independent registered public accounting firm and management. The Board has adopted a written charter for the Audit Committee, which is posted on our website under the "Corporate Governance" at *www.steelconnectinc.com.* The Audit Committee currently consists of Mr. Fenton, Ms. Simril and Mr. Wald, as chairman, each of whom is independent for purposes of membership on that committee, as determined in accordance with the applicable listing requirements of Nasdaq (the "Nasdaq Rules") and Rule 10A-3 under Exchange Act. The Board has determined that Mr. Wald is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

This section sets forth certain information required by the rules of the SEC regarding the Fiscal 2023 and fiscal year ended July 31, 2022 ("Fiscal 2022") compensation of our Named Executive Officers (defined as (i) all individuals who served as, or acted in the capacity of, the Company's principal executive officer for Fiscal 2023, (ii) the Company's two most highly compensated executive officers, other than anyone who acted as our principal executive officer, who were serving as executive officers at the end of Fiscal 2023, and (iii) up to two additional individuals who would qualify as the Company's two most highly compensated executive officers for Fiscal 2023, but for the fact that they were not serving as executive officers at the end of Fiscal 2023). Our Named Executive Officers are as follows:

Name	Principal Position
Warren G. Lichtenstein	Interim Chief Executive Officer, Director and Executive Chairman
Jason Wong[1]	Chief Financial Officer
Fawaz Khalil	President, Chief Executive Officer of ModusLink

(1)   Mr. Wong resigned as Chief Financial Officer and was succeeded by Mr. O'Herrin in August 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[5]	Total ($)
Warren G. Lichtenstein[2]	2023	—	—	100,671	—	124,000	224,671
Interim Chief Executive Officer, Director and Executive Chairman	2022	—	—	100,000	—	125,000	225,000
Jason Wong[3]	2023	—	—	—	—	—	—
Chief Financial Officer	2022	—	—	—	—	—	—
Fawaz Khalil[4]	2023	334,750	40,625	—	218,006	3,802[6]	597,183
President, Chief Executive Officer of ModusLink	2022	325,000	169,000	—	—	5,992	499,992

(1)   Represents the grant date fair value of restricted stock awards, which are calculated in accordance with FASB ASC Topic 718 using the Company's stock price on the grant date, as discussed in Note 2 to the Consolidated Financial Statements in the Original Form 10-K.

(2)   Mr. Lichtenstein is not separately compensated by the Company as its Interim Chief Executive Officer. Mr. Lichtenstein is compensated only for his service as a Director and the Executive Chairman of the Company. For more information, see "Narrative Disclosure to Summary Compensation Table-Messrs. Lichtenstein and Wong." For the years in this table, Mr. Lichtenstein's reported compensation as a Director and the Executive Chairman consists of the following: (a) stock awards shown in the "Stock Awards" column in the amount of $100,671 for Fiscal 2023 (for 9,177 shares of restricted Common Stock granted to all Directors); and (b) director fees shown in the "All Other Compensation" column of $124,000 for Fiscal 2023. For more information, see "Director Compensation-Director Compensation Program."

(3)   Mr. Wong was not separately compensated by the Company for his service as its Chief Financial Officer, because his services in that role were provided to the Company pursuant to the STCN Management Services Agreement. For more information, see "Narrative Disclosure to Summary Compensation Table-Messrs. Lichtenstein and Wong."

(4)   For more information, see "Narrative Disclosure to Summary Compensation Table-Mr. Khalil."

(5)   We reimburse Steel Services (a wholly-owned subsidiary of Steel Holdings) for expenses for business-related air travel of certain of our executive officers whose services are provided to us under the STCN Management Services Agreement. From time to time, family members or other guests may accompany these executive officers on this business-related air travel. No amounts are included in this table for travel by family members and/or other guests since it did not create any reportable incremental cost to the Company.

(6)   Represents (i) payments for life insurance of $1,242 and (ii) employer 401(k) matching cash contributions of $2,560.

Narrative Disclosure to Summary Compensation Table

Messrs. Lichtenstein and Wong

Mr. Lichtenstein is not separately compensated by us as our Interim Chief Executive Officer. Additionally, Mr. Wong, whose services as our Chief Financial Officer were provided to us by our manager Steel Services pursuant to the STCN Management Services Agreement and who was employed and compensated by Steel Services, was not separately compensated by us as our Chief Financial Officer. For more information, see, "*Item 13. Certain Relationships and Related Transactions, and Director Independence-Certain Relationships and Related Person Transactions-STCN Management Services Agreement.*" Steel Services has informed us that it cannot identify the portion of the cash compensation paid by Steel Services to each of Mr. Lichtenstein or Mr. Wong relating solely to his service as an executive officer to us, as Steel Services does not provide cash compensation to its employees specifically for such service. Subject to the discretion of our Board and/or Compensation Committee, however, Mr. Lichtenstein may receive compensation from us for service payable in future years. Additionally, Mr. Lichtenstein receives compensation from us for his service as our Director and the Executive Chairman, pursuant to our director compensation program, as described below under the section titled "*Director Compensation-Director Compensation Program.*"

Mr. Khalil

The compensation paid to Mr. Khalil during Fiscal 2023 included a base salary and cash bonuses. As with other individuals we employ to provide services to us, the base salary payable to Mr. Khalil is intended to provide a fixed component of compensation reflecting his skill set, experience, role and responsibilities. Mr. Khalil was eligible to participate in Fiscal 2023 in the ModusLink Corporation Short Term Incentive Plan (the "ModusLink 2023 STIP"). The ModusLink 2023 STIP was designed to provide a cash bonus to employees and other service providers at the ModusLink level. Under the ModusLink 2023 STIP, Mr. Khalil received a target bonus opportunity of 50% of his salary ($334,750), to be paid out as a multiple of that target, based 80% on corporate performance of ModusLink (i.e., 50% on Adjusted EBITDA of ModusLink, 15% on net new annualized VAR of ModusLink, and a combined 15% on the operational and service level performance for certain key customers) and 20% on his individual performance. Net new annualized VAR was defined as value-added revenue (net revenue, less cost of materials) gained from new projects minus value-added revenue lost from customer exits during the year. For each of the corporate performance metrics, a threshold payout would be made with respect to the metric (to the extent of its weighting) between 90% and 100% of target, if a threshold level of performance was met (i.e., 90% of target performance for Adjusted EBITDA, 80% of target performance for net new annualized VAR, and 100% of target performance for the key customers metrics). Additionally, for the Adjusted EBITDA metric and the net new annualized VAR metric, a maximum payout could be achieved with respect to the metric (to the extent of its weighting) of 150% of target, if an oversized level of performance was met (i.e., 125% or more of target performance for Adjusted EBITDA and 120% or more of target performance for net new annualized VAR). Performance above 100% of target performance for the key customers metrics would not yield a payout with respect to those metrics (to the extent of their weighting) beyond 100% of target. Based on Adjusted EBITDA of $26.8 million, net new annualized VAR of $11.4 million and between 100% and 10% attainment of the key customers performance goals, as well as Mr. Khalil's individual performance, in each case, in Fiscal 2023, Mr. Khalil received a bonus for Fiscal 2023 equal to 130.3% of target ($218,005.94).

Additionally, Mr. Khalil received an additional discretionary cash bonus of $40,625, determined by the Compensation Committee in its discretion, based on both his individual performance and the overall performance of the Company.

We do not have any agreements with Mr. Khalil that guarantee employment for a set term, and accordingly, he is an employee at will.

Potential Payments Upon Termination or Change-in-Control

There were no agreements or arrangements providing for payments or benefits in the event of termination of employment of any of our Named Executive Officers as of July 31, 2023. For the effect of termination on Mr. Lichtenstein's outstanding restricted stock awards as a Director and the Executive Chairman of the Company, see "*Director Compensation-Director Compensation Program.*" Additionally, Mr. Khalil is a participant in the ModusLink Corporation Long Term Incentive Plan (the "ModusLink LTIP"), which provides an award based on a specified dollar amount (for Mr. Khalil, $243,750) and paid out based on certain metrics measured over a three-year performance period lasting until July 31, 2025. For more information, see the Company's current report on Form 8-K filed with the SEC on August 1, 2023. While payout under the ModusLink LTIP is contingent upon a participant being employed as of the payout date, the Compensation Committee may exercise discretion to pay out an award following termination under certain circumstances, including involuntary termination of employment due to a reduction-in-force, cost reduction or restructure, or in the event of the participant's death, disability or retirement.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning unvested shares of the Common Stock, held by each Named Executive Officer as of July 31, 2023. The market values of the Common Stock reported in this table are calculated based on the closing market price of the Common Stock on Nasdaq on July 31, 2023 (the last trading day of Fiscal 2023), which was $9.78 per share.

	Stock Awards			
Name	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Warren G. Lichtenstein	9,177[(1)]	89,751	—	—
Jason Wong	—	—	—	—
Fawaz Khalil	—	—	—	—

(1) Represents 9,177 shares of restricted stock granted to Mr. Lichtenstein in Fiscal 2023 for his service on our Board. The same number of shares of restricted stock was granted to all Directors in Fiscal 2023. For more information, including the vesting terms, see "*Director Compensation-Director Compensation Program.*"

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between (i) executive compensation "actually paid" (as computed in accordance with SEC rules) to our named executive officers and (ii) certain aspects of financial performance of the Company. The Compensation Committee does not in practice use "compensation actually paid" as the basis for making compensation decisions. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation." The below disclosure is provided only to comply with applicable SEC rules. Additionally, we have opted to comply with the rules applicable to "smaller reporting companies," as such term is defined in Rule 12b-2 under the Exchange Act.

Pay versus Performance Table

Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO[3]	Average Summary Compensation Table Total for non-PEO Named Executive Officers[2]	Average Compensation Actually Paid to non-PEO Named Executive Officers[3]	Value of Initial Fixed $100 Investment Based On:[4] Total Shareholder Return	Net Income (Loss) (in thousands)
2023	$ 224,671	$ 102,032	$ 597,183	$ 597,183	$ 97.71	$ 15,609
2022	$ 225,000	$ 86,983	$ 499,992	$ 471,992	$ 154.72	$ (10,968)
2021	$ 199,500	$ 188,619	$ 444,170	$ 705,513	$ 258.49	$ (44,391)

(1)   During Fiscal 2023, Fiscal 2022 and Fiscal 2021, our principal executive officer ("PEO") was Warren G. Lichtenstein.

(2)   Our non-PEO named executive officers during Fiscal 2023 and Fiscal 2022 were Jason Wong and Fawaz Khalil. Our non-PEO named executive officers during Fiscal 2021 were John Ashe and Joseph B. Sherk.

(3)   Compensation "actually paid" ("CAP") is calculated in accordance with Item 402(v) of Regulation S-K. For Messrs. Lichtenstein, Khalil and Ashe, the adjustments in the table below were made to their total compensation reported in the Summary Compensation Table for each year to determine the CAP (although no adjustments were made to Mr. Khalil's compensation reported in the Summary Compensation Table for 2023, as he did not have any outstanding equity awards during that year.) No adjustments were made to Messrs. Wong and Sherk's compensation reported in the Summary Compensation Table to calculate the CAP, as they did not have any outstanding equity awards during the covered years. In the table below, the unvested equity values are computed in accordance with the methodology also used for financial reporting purposes.

(4)   Total shareholder return ("TSR") is cumulative for the measurement periods beginning on July 31, 2020 and ending on July 31 of each of 2021, 2022 and 2023, respectively. The TSR assumes $100 invested in our Common Stock at the close of business on July 31, 2020, and assumes the reinvestment of all dividends, if any.

Adjustments to Determine Compensation "Actually Paid"	2023–PEO	2022–PEO	2021–PEO	2023–non-PEO	2022–non-PEO	2021–non-PEO
Deduction for amounts reported under the "Stock Awards" column in the Summary Compensation Table	$ (100,671)	$ (100,000)	$ (75,000)	—	—	—
Increase for fair value of awards granted during year that remain outstanding as of covered year end	$ (10,909)	$ (8,399)	$ 28,264	—	—	—
Increase/deduction for change in fair value from prior year-end to covered year-end of awards granted prior to covered year that were outstanding and unvested as of year-end	—	—	—	—	—	$ 274,000
Increase/deduction for change in fair value from prior year-end to vesting date of awards granted prior to covered year that vested during covered year	$ (11,059)	$ (29,618)	$ 35,855	—	$ (28,000)	$ 294,000
Total adjustments	$ (122,639)	$ (138,017)	$ (10,881)	—	$ (28,000)	$ 568,000

Relationship between "Compensation Actually Paid" and Performance

The following graphs address the relationship between "compensation actually paid" as disclosed in the Pay Versus Performance Table and:

- the Company's cumulative TSR; and

- the Company's net loss.





Director Compensation

Director Compensation Table

The table below sets forth certain information concerning the Fiscal 2023 compensation of our Directors then serving. For information regarding Mr. Lichtenstein's Fiscal 2023 compensation as a Director, see the "*Summary Compensation Table*," and for his outstanding equity awards of the end of Fiscal 2023, see "*Outstanding Equity Awards at Fiscal-Year End*."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Jeffrey J. Fenton	$ 70,000	$ 100,671	—	$ 170,671
Glen M. Kassan.	$ 59,000	$ 100,671	—	$ 159,671
Maria U. Molland[2]	$ 68,000	$ 100,671	—	$ 168,671
Jeffrey S. Wald	$ 72,000	$ 100,671	—	$ 172,671
Renata Simril	$ 61,500	$ 100,671	—	$ 162,171
Jack L. Howard	$ 58,000	$ 100,671	—	$ 158,671

(1) The amounts shown in the "Stock Awards" column represent the aggregate grant date fair value of restricted stock awards, which are calculated in accordance with FASB ASC Topic 718 using the Company's stock price on the grant date, as discussed in Note 2 to the Consolidated Financial Statements in the Original Form 10-K. Each Director received 9,177 shares of restricted Common Stock for Fiscal 2023, which consisted of four grants made on each of October 1, 2022, January 1, 2023, April 1, 2023 and July 1, 2023 pursuant to the 2020 Incentive Plan. Each of these grants was unvested as of July 31, 2023, and vests a year from the grant date, provided that the individual remains a director of the Company through the vesting date. For more information, see "*Director Compensation Program*." As a result, as of July 31, 2023, the Directors held outstanding awards of unvested restricted stock in the following amounts: Mr. Fenton: 9,177; Mr. Kassan: 9,177; Ms. Molland: 9,177; Mr. Wald: 9,177; Ms. Simril: 9,177; and Mr. Howard: 9,177. The Compensation Committee, in its discretion, accelerated the vesting of all of Ms. Molland's outstanding equity awards immediately prior to the termination of her service at the annual meeting held on September 11, 2023.

(2) Ms. Molland did not stand for reelection at the annual meeting of stockholders held on September 11, 2023. The Board nominated Mr. Martin, who was then elected to the Board at that same meeting.

Director Compensation Program

All Directors of the Company receive a combination of cash compensation and equity in the form of restricted stock awards on an annual basis. In addition, all of the Directors of the Company receive reimbursement of expenses incurred with respect to attendance at meetings of the Board and meetings of committees thereof, which amounts are not included in the above table.

Each participating Director who serves as a Director during any fiscal quarter receives a payment for such quarter of $12,500, with a pro rata fee applicable to service for less than a whole quarter (provided, however, that any Director who serves as the non-executive Chairman of the Board during any fiscal quarter receives a payment for such quarter of $28,750 instead of $12,500, with a pro rata fee applicable to service for less than a whole quarter). Each participating Director who serves as the chairperson of a committee of the Board during any fiscal quarter receives a payment of $1,250 (provided, however, that the chairperson of the Audit Committee during any fiscal quarter receives a payment of $2,500, in each such case with a pro rata fee applicable to service for less than a whole quarter). Each participating Director who attends a telephonic meeting of the Board or a committee thereof receives a meeting fee of $500. Each participating Director who attends a meeting of the Board or a committee thereof, where a majority of the Directors attend such meeting in person, receives a meeting fee of $1,000. In addition, each Director receives restricted stock awards for shares of Common Stock with an aggregate fair market value equal to approximately $100,000 per year, divided in equal quarterly grants, provided that such Director is serving as a Director on the applicable grant date. The number of shares underlying each grant is determined based on the volume weighted average of the closing sale prices of our Common Stock on Nasdaq for the 20-trading-day period ending immediately prior to the grant date. These awards vest on the first anniversary of the grant date, provided that the Director remains a director of the Company on the applicable vesting date. Notwithstanding the foregoing, if a Director's service terminates, all unvested awards will be forfeited immediately (except if due to death or disability, in which case all unvested awards will become immediately vested), unless otherwise determined by the Compensation Committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of November 13, 2023, with respect to the beneficial ownership of shares of all classes of the Company's voting securities by: (i) each person known to us (based on a review of Schedule 13D and Schedule 13G filings made with the SEC) to beneficially own 5% or more of the outstanding securities of any such class; (ii) the Directors of the Company; (iii) the Named Executive Officers (as defined in "*Item 11. Executive Compensation*"); and (iv) all current executive officers and Directors, as a group. This table does not reflect events occurring after November 13, 2023.

Name of Beneficial Owner	Number of Shares of Common Stock[1]	Percent of Class[2]
5% Stockholders		
Steel Partners Holdings L.P.[3]	24,255,251	84.9%
Directors		
Jeffrey J. Fenton[4]	62,077	*
Glen M. Kassan[5]	57,175	*
Joseph Martin[6]	2,391	*
Warren G. Lichtenstein[7]	188,954	*
Jeffrey S. Wald[8]	59,130	*
Jack L. Howard[9]	105,055	*
Renata Simril[10]	28.210	*
Named Executive Officers		
Jason Wong[11]	—	—
Fawaz Khalil[12]	7,459	*
All current executive officers and directors, as a group (9 persons)[13]	510,451	1.8%

*   Less than 1%

(1)   Pursuant to the rules of the SEC, this table shows beneficial ownership by the enumerated persons of all of the Company's outstanding voting securities, which include the Common Stock and the Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock") and the Series E Convertible Preferred Stock, par value $0.01 per share (the "Series E Preferred Stock") issued pursuant to that certain Transfer and Exchange Agreement, dated as of April 30, 2023. The holder of the Series C Preferred Stock and Series E Preferred Stock is entitled to vote such stock on each matter brought before an annual meeting of stockholders on an as-converted basis, together with the holders of the Common Stock. Within 60 days of November 13, 2023, such shares of Series C Preferred Stock were convertible into 1,913,265 shares of Common Stock and such shares of Series E Preferred Stock were convertible into 19,809,784 shares of Common Stock, and such shares of the Company's 7.50% Convertible Senior Note due 2024 (the "Convertible Senior Note") were convertible into 584,055 shares of Common Stock. Thus, the shares of Series C Preferred Stock and Series E Preferred Stock are shown as being beneficially owned pursuant only to that class of voting securities.

For purposes of this table, beneficial ownership is determined by rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares of Common Stock not issued and outstanding that the person has the right to acquire within 60 days after November 13, 2023, including, in the case of an executive officer or Director, shares acquirable upon termination of such individual's service other than for death, disability or involuntary termination ("Presently Exercisable Rights"). Additionally, for awards of restricted stock, which are considered issued and outstanding following grant but remain subject to vesting conditions, the number of shares of Common Stock beneficially owned includes shares over which the executive officer or Director may currently exercise full voting rights, regardless of the vesting timeline. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. The Company believes that each person named in the table has sole voting power and investment power (or shares such power with his or her spouse) and direct ownership with respect to all shares of Common Stock, Series C Preferred Stock or Series E Preferred Stock listed as owned by such person, unless noted otherwise. Unless otherwise indicated, the address of each person listed in the table is c/o Steel Connect, Inc., 590 Madison Ave., 32nd Floor, New York, New York 10022.

(2) Number of shares deemed outstanding consists of 6,267,230 shares of Common Stock issued and outstanding as of November 13, 2023 (which includes all shares of restricted Common Stock), plus, for computation purposes only for the person in question, any shares subject to Presently Exercisable Rights held by that person.

(3) Based on information provided in the Schedule 13D/A filed by HNH, WHX CS Corp., a Delaware corporation ("WHX CS"), Steel Excel, WF Asset Corp., a Delaware corporation ("WF Asset"), WebFinancial, Steel Holdings, SPH Group LLC, a Delaware limited liability company ("SPHG"), SPH Group Holdings LLC ("SPHG Holdings"), Steel Holdings GP, Mr. Lichtenstein, Steel Partners, Ltd., a Delaware corporation ("SPL"), and Mr. Howard filed as of April 30, 2023, updated for any additional subsequent activities, including as indicated in Form 4 filings.

- HNH owns 100% of the outstanding shares of common stock of WHX CS. Steel Excel owns 100% of the outstanding shares of common stock of HNH and is a majority shareholder of WF Asset. SPHG Holdings owns 100% of the outstanding shares of common stock of Steel Excel. Accordingly, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Common Stock beneficially owned by Steel Excel; each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the 1,311,700 shares of Common Stock owned directly by WF Asset; and, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and HNH may be deemed to beneficially own the Shares owned directly by WHX CS. Each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP disclaims beneficial ownership of the shares of Common Stock owned directly by HNH.

- SPHG beneficially owns, on an as-converted basis, an additional (i) 1,913,265 shares of Common Stock underlying the Series C Preferred Stock (directly owned by WebFinancial), (ii) 634,156 shares of Common Stock underlying the Series E Preferred Stock (directly owned by SPHG Holdings) and (iii) 584,055 shares of Common Stock underlying the Convertible Senior Note. Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings and owns 100% of the outstanding shares of WebFinancial (which directly owns, on an as-converted basis, 19,175,628 shares of Common Stock underlying shares of Series E Preferred Stock). Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Accordingly, by virtue the relationships discussed above, each of Steel Holdings, SPHG and Steel Holdings GP (i) may be deemed to beneficially own, and share voting and dispositive power over, the shares of Common Stock owned directly by SPHG Holdings and (ii) may be deemed to beneficially own the shares of Common Stock underlying the Series E Preferred Stock. Each of SPHG, Steel Holdings and Steel Holdings GP disclaims beneficial ownership of the shares of Common Stock owned directly and beneficially by SPHG Holdings except to the extent of its pecuniary interest therein.

- WHX CS directly owns 636,447 shares of Common Stock. HNH owns the majority of the outstanding shares of WHX CS, SPHG Holdings owns 100% of the outstanding shares of Steel Excel, and Steel Excel owns 100% of the outstanding shares of HNH. Steel Holdings owns 99% of the membership interests of SPHG. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Accordingly, by virtue of the relationships described above, each of HNH, SPHG Holdings, Steel Holdings, SPHG, Steel Excel and Steel Holdings GP may be deemed to beneficially own, and share voting and dispositive power over, the shares of Common Stock owned directly by WHX CS. Each of HNH, SPHG Holdings, Steel Holdings, SPHG, Steel Excel and Steel Holdings GP disclaims beneficial ownership of the shares of Common Stock owned directly by WHX CS.

- Steel Holdings beneficially owns shares of Common Stock and includes 1,913,265 shares of Common Stock underlying Series C Preferred Stock, 19,809,784 shares of Common Stock underlying Series E Preferred Stock and 584,055 shares of Common Stock underlying the Convertible Senior Note. As the general partner of Steel Holdings, Steel Holdings GP may be deemed to beneficially own, and shares voting and dispositive power over, the shares of Common Stock owned directly by Steel Holdings.

- SPL directly owns 6,428 shares of Common Stock. As the CEO of SPL, Mr. Lichtenstein may be deemed to beneficially own, and shares voting and dispositive power over, the shares of Common Stock owned directly by SPL.

- According to filings made pursuant to Section 13(d) and 16 of the Exchange Act, Messrs. Lichtenstein and Howard are members of a Section 13(d) group with respect the shares of Common Stock described in this Footnote 3, pursuant to which they collectively and beneficially own 35.8% of our outstanding shares of Common Stock. For more information, see Footnotes 7 and 9.

(4) Mr. Fenton owns 62,077 shares of Common Stock, including 9,610 shares of restricted stock that will vest one year from their grant date, provided that Mr. Fenton remains a director on such vesting date.

(5) Mr. Kassan owns 57,175 shares of Common Stock, including 9,610 shares of restricted stock that will vest one year from their grant date, provided that Mr. Kassan remains a director on such vesting date.

(6) Mr. Martin owns 2,391 shares of Common Stock, all of which are shares of restricted stock that will vest one year from their grant date, provided that Mr. Martin remains a director on such vesting date.

(7) Mr. Lichtenstein owns 188,954 shares of Common Stock, including 9,610 shares of restricted stock that will vest one year from their grant date, provided that Mr. Lichtenstein remains a director on such vesting date. The reported number also includes 6,428 shares of Common Stock owned directly by SPL, of which Mr. Lichtenstein is the Chief Executive Officer and a control person. Accordingly, by virtue of Mr. Lichtenstein's relationship with SPL, Mr. Lichtenstein may be deemed to beneficially own the shares of Common Stock of the Company owned directly by SPL. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock of the Company owned directly by SPL, except to the extent of his pecuniary interest therein. Mr. Lichtenstein is also a member of the Section 13(d) group described in Footnote 3 above. Mr. Lichtenstein disclaims beneficial ownership of the shares of Common Stock of the Company owned directly by the other members of the Section 13(d) group, except to the extent of his pecuniary interest therein.

(8) Mr. Wald owns 59,130 shares of Common Stock, including 9,610 shares of restricted stock that will vest one year from their grant date, provided that Mr. Wald remains a director on such vesting date.

(9) Mr. Howard owns 105,055 shares of Common Stock, including 9,610 shares of restricted stock that will vest one year from their grant date, provided that Mr. Howard remains a director on such vesting date. Mr. Howard is a member of the Section 13(d) group described in Footnote 3. Mr. Howard disclaims beneficial ownership of the shares of Common Stock of the Company owned directly by the other members of the Section 13(d) group, except to the extent of his pecuniary interest therein.

(10) Ms. Simril owns 28,210 shares of Common Stock, including 9,610 shares of restricted stock that will vest one year from their grant date, provided that Ms. Simril remains a director on such vesting date.

(11) Mr. Wong owns no shares of Common Stock.

(12) Mr. Khalil owns 7,459 shares of Common Stock.

(13) Consists of shares of Common Stock owned as of November 13, 2023 by all current executive officers, which includes Messrs. Khalil, Lichtenstein (who is also a Director) and O'Herrin, and all Directors. For more information on our executive officers, see "*Item 10. Directors, Executive Officers and Corporate Governance-Information About our Executive Officers.*"

Equity Compensation Plan Information

The following table sets forth certain information regarding the Company's equity compensation plans as of July 31, 2023:

Name	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	—	—	816,569[1]
Equity compensation plans not approved by security holders . .	—	—	—
Total	—	—	816,569

(1) Includes the following: (a) approximately 8,284 shares of Common Stock available for issuance under the Company's Amended and Restated 1995 Employee Stock Purchase Plan, as amended; and (b) 808,285 shares of Common Stock available for future issuance under the 2020 Incentive Plan. The 2020 Incentive Plan replaced the 2010 Incentive Award Plan, as amended (the "2010 Incentive Plan"). Any awards that are outstanding under the 2010 Incentive Plan continue to be subject to the terms and conditions of such plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Person Transactions

We describe in this section all reportable related person transactions to which we were or have been party since August 1, 2021. As of November 13, 2023, Steel Holdings, directly and indirectly, owned approximately 84.9%, and, when combined with its affiliated entities and individuals who are members of a Section 13(d) group with Steel Holdings and its affiliated entities, 85.9%, of our outstanding Common Stock (in each case, assuming conversion of the Convertible Senior Note, the Series C Preferred Stock and the Series E Preferred Stock). Each of Mr. Lichtenstein, our Interim Chief Executive Officer, a Director and the Executive Chairman of our Board, and Mr. Howard, a member of our Board, is a member of this Section 13(d) group. For more information, see "*Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*." Additionally, Mr. Lichtenstein is the Executive Chairman of Steel Holdings GP and Mr. Howard is the President and a director of Steel Holdings GP.

Transactions Relating to the Series E Preferred Stock

Transfer and Exchange Agreement

On April 30, 2023, the Company and Steel Holdings, Steel Excel, and WebFinancial (together with Steel Excel, the "Exchanging Parties"), entered into a Transfer and Exchange Agreement (the "Exchange Agreement"). Pursuant to the Exchange Agreement, on May 1, 2023, the Exchanging Parties exchanged an aggregate of 3,597,744 shares of common stock, par value $0.10 per share, of Aerojet Rocketdyne Holdings, Inc. (the "Aerojet Shares") held by the Exchanging Parties for 3,500,000 shares of newly created Series E Preferred Stock (such exchange and related transactions, the "Transaction").

Pursuant to the Exchange Agreement, the Company held a special stockholders' meeting on June 6, 2023 (the "Special Meeting") to consider and vote upon the rights of the Series E Preferred Stock to vote and receive dividends together with the Common Stock on an as-converted basis and the issuance of the Common Stock upon conversion of the Series E Preferred Stock by the holders at their option, pursuant to the rules and regulations of Nasdaq (the "Nasdaq Proposal"). Upon approval of the Nasdaq Proposal by the Company's stockholders at the Special Meeting, the Series E Preferred Stock became convertible into an aggregate of 19,809,784 shares of Common Stock, subject to adjustment as set forth in the Certificate of Designations (as defined below), and now votes together with the Common Stock and participates in any dividends paid on the Common Stock (except as described below), in each case, on an as-converted basis.

Stockholders' Agreement

Concurrently with the execution of the Exchange Agreement, the Company, Steel Holdings, Steel Excel, WebFinancial, WHX CS, LLC, WF Asset Corp., Steel Partners Ltd., Warren G. Lichtenstein and Jack L. Howard (together, the "SP Investors") entered into a Stockholders' Agreement dated as of April 30, 2023 (the "Stockholders' Agreement").

Pursuant to the Stockholders' Agreement, the parties agreed to the following relating to the governance of the Company:

(i)   the Board shall consist of seven directors;

(ii)   the Board shall maintain such committees as may be required by SEC rules and regulations and the applicable rules and listing standards of the applicable stock exchange, including an audit committee consisting of at least three independent directors (the "Independent Audit Committee");

(iii)   if the Company ceases to be an SEC reporting company prior to the date that any person or group of related persons owns 100% of equity securities of the Company (the "Final Sunset Date"), the Board shall have an audit committee comprised of at least three directors, with at least one member that qualifies as an independent director under SEC and applicable exchange requirements, and all remaining directors must not be affiliated with the reporting persons (the "Disinterested Audit Committee");

(iv) the Company will create a transaction committee comprised of directors and senior management of the Company that will propose, consider and evaluate potential strategic transactions for the Company that increase stockholder value; and

(v) the charter and bylaws of the Company shall not be amended in any manner inconsistent with, or which would nullify or impair the terms of, the Stockholders' Agreement prior to the date specified in the Stockholders' Agreement without the prior approval of the Independent Audit Committee or Disinterested Audit Committee, as applicable.

The Stockholders' Agreement further provides that (A) prior to September 1, 2025, the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required for the following: (i) a voluntary delisting of the Common Stock from the applicable stock exchange or a transaction (including a merger, recapitalization, stock split or otherwise) which results in the delisting of the Common Stock, the Company ceasing to be an SEC reporting company, or the Company filing a Form 25 or Form 15 or any similar form with the SEC; (ii) an amendment of the STCN Management Services Agreement (as defined below); and (iii) any related party transaction between the Company and the SP Investors and their subsidiaries and affiliates; (B) prior to September 1, 2028, the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required for the Board to approve a going-private transaction pursuant to which Steel Holdings or its subsidiaries or affiliates acquires the outstanding Common Stock they do not own (or any alternative transaction that would have the same impact); and (C) until the Final Sunset Date, the prior approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable, is required (i) for the Board to approve a short-form or squeeze-out merger between the Company and the SP Investors; or (ii) prior to any transfer of equity interests in the Company by the members of the SP Group (as defined in the Stockholders' Agreement) if such transfers would result in 80% of the voting power and value of the equity interests in the Company that are held by the members of the SP Group being held by one corporate entity.

The Stockholders' Agreement also provides that 70% of the net proceeds received by the Company upon resolution of the *Reith v. Lichtenstein*, et al., C.A. No. 2018-0277-MTZ (Del. Ch. 2018) class and derivative action will be distributed to the Company's stockholders, with the SP Investors agreeing to waive their portion of any such distribution to the extent of any Common Stock held as of the date of the Stockholders' Agreement or issuable upon conversion of the Series E Preferred Stock held by the SP Investors and the Series C Preferred Stock and the Convertible Senior Note.

Any amendment of the Stockholders' Agreement by the Company prior to the Final Sunset Date requires the approval of the Independent Audit Committee or the Disinterested Audit Committee, as applicable.

Voting Agreement

Concurrently with the execution of the Exchange Agreement, the Company and the SP Investors entered into a Voting Agreement, dated as of April 30, 2023 (the "Voting Agreement"). Pursuant to the terms and conditions set forth in the Voting Agreement, each SP Investor agreed to do the following: (i) vote, or cause to be voted, at the Special Meeting all securities of the Company beneficially owned by each such SP Investor for the approval of the Nasdaq Proposal and against any transaction or proposal that may delay, impair or nullify the approval of the Nasdaq Proposal; (ii) not enter into an agreement to vote in a manner inconsistent with the foregoing; and (iii) not transfer such Common Stock and Subject Shares (as defined in the Stockholders' Agreement), without the prior consent of the Company's audit committee, subject to certain standard exceptions. The SP Investors approved the Nasdaq Proposal at the Special Meeting, whereupon the Voting Agreement terminated in accordance with its terms.

Series E Preferred Stock

The powers, designations, preferences and other rights of the shares of the Series E Preferred Stock are set forth in the Certificate of Designation establishing the Series E Preferred Stock (the "Certificate of Designations"), filed by the Company with the Delaware Secretary of State on May 1, 2023.

The Series E Preferred Stock has a liquidation preference equal to $58.1087 per share. Holders of shares of Series E Preferred Stock (the "Holders" and each, a "Holder") are not entitled to receive any dividends or other distributions from the Company. Following the date on which stockholder approval is obtained at the Company Stockholder Meeting, the Holders are entitled to participate equally and ratably with the holders of shares of the Common Stock in all dividends or other distributions on the shares of the Common Stock.

The Company does not have any right to redeem the Series E Preferred Stock and the Holders do not have any right to cause the Company to redeem the Series E Preferred Stock.

Each Holder may, at their option, convert all or any shares of Series E Preferred Stock held by such Holder into the Common Stock based on a conversion price of $10.2667 for the Series E Preferred Stock.

Prior to receipt of stockholder approval for the Nasdaq Proposal at the Special Meeting, the Series E Preferred Stock was non-voting and did not have the right to vote on any matters presented to the stockholders of the Company. Following stockholder approval of the Nasdaq Proposal at the Special Meeting, each Holder became entitled to vote with holders of the Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Company for their action or consideration. In any such vote, each holder of the Series E Preferred Stock is entitled to a number of votes equal to the largest number of whole shares of the Common Stock into which all shares of the Series E Preferred Stock held of record by such Holder is convertible as of the record date for such vote.

The Board, acting on the unanimous recommendation of a strategic planning committee consisting solely of independent and disinterested directors of the Company (the "Strategic Planning Committee"), approved the Transaction. The Strategic Planning Committee exclusively negotiated the terms of the Transaction with Steel Holdings, with the assistance of its independent legal counsel and financial advisors, which also issued a fairness opinion with respect to the Transaction.

Convertible Senior Note Transaction

On February 28, 2019, the Company entered into that certain 7.50% Convertible Senior Note Due 2024 Purchase Agreement with SPHG Holdings, whereby SPHG Holdings (which is controlled by Steel Holdings) agreed to loan the Company $14.9 million in exchange for the Convertible Senior Note, issued to SPHG Holdings (the "Convertible Senior Note Transaction"). The Convertible Senior Note bears interest at the rate of 7.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2019. On March 9, 2023, the Convertible Senior Note was amended (the "Convertible Senior Note Amendment"). Pursuant to the Convertible Senior Note Amendment, the maturity date of the Convertible Senior Note was extended six months to September 1, 2024. In addition, the Company repaid $1.0 million in principal amount of the Convertible Senior Note and repaid an additional $1.0 million principal amount of the note on the three-month anniversary of the Convertible Senior Note Amendment. In connection with the Convertible Senior Note Amendment, the Company paid a cash amendment fee of $0.1 million. As of April 30, 2023, the Company had made interest payments in the amounts of $4.5 million and had $14.9 million in aggregate principal amount outstanding.

The Convertible Senior Note is convertible into shares of the Company's Common Stock at a conversion rate of 5.1356 shares of Common Stock per $1,000 principal amount of the Convertible Senior Note (which is equivalent to a conversion price of approximately $22.1555 per share), subject to adjustment upon the occurrence of certain events. The conversion price represents a conversion premium of 25% over the volume weighted average price of the Company's Common Stock for the 20-trading-day-period ending February 27, 2019.

The holder of the Convertible Senior Note has the right to require the Company to repurchase the Convertible Senior Note upon the occurrence of certain fundamental changes, subject to certain conditions, at a repurchase price equal to 100% of the principal amount of the Convertible Senior Note plus accrued and unpaid interest. The Company will have the right to elect to cause the mandatory conversion of the Convertible Senior Note in whole, and not in part, at any time on or after March 6, 2022, subject to certain conditions, including that the stock price of the Company exceeds a certain threshold.

Our Board established a special committee, consisting solely of independent directors not affiliated with Steel Holdings, to review and consider a financing transaction including a transaction with Steel Holdings. The terms and conditions of the Convertible Senior Note Transaction were determined by the special committee to be fair and in the best interests of the Company, and the special committee recommended that the Board approve the Convertible Senior Note Transaction and the transactions contemplated thereby.

Abandoned Merger with Steel Holdings

On June 12, 2022, the Company, Steel Holdings and SP Merger Sub, Inc., a wholly owned subsidiary of Steel Holdings ("Merger Sub"), entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which Merger Sub would merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Steel Holdings. The Merger Agreement provided that each share of the Company's Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than dissenting shares and shares owned by the Company, Steel Holdings or any of their respective subsidiaries) would, subject to the terms and conditions set forth in the Merger Agreement, be converted into the right to receive (i) $1.35 in cash, without interest (on a pre-Reverse/Forward Stock Split basis), and (ii) one contingent value right to receive a pro rata share of the proceeds received by the Company, Steel Holdings or any of their affiliates with respect to the sale, transfer or other disposition of all or any portion of the assets currently owned by ModusLink within two years of the Merger's closing date, to the extent such proceeds exceeded $80 million plus certain related costs and expenses.

Steel Holdings and certain of its affiliates also entered into a Voting and Support Agreement with the Company, dated as of June 12, 2022 (the "Voting and Support Agreement"), pursuant to which, among other things, Steel Holdings and such affiliates agreed to vote all shares of Common Stock and Series C Preferred Stock beneficially owned by them in favor of the adoption of the Merger Agreement and the Merger and any alternative acquisition agreement approved by the Company's Board (acting on the recommendation of the special committee (the "Special Committee") of independent and disinterested directors formed to consider and negotiate the terms and conditions of the Merger and to make a recommendation to our Board).

Our Board, acting on the unanimous recommendation of the Special Committee, and the Board of Steel Holdings GP (the general partner of Steel Holdings) approved the Merger Agreement and the transactions contemplated by the Merger Agreement (such transactions, collectively, the "Transactions") and resolved to recommend that the stockholders adopt the Merger Agreement and approve the Transactions. The Special Committee, which was comprised solely of independent and disinterested directors of the Company who were unaffiliated with Steel Holdings, exclusively negotiated the terms of the Merger Agreement with Steel Holdings, with the assistance of its independent financial and legal advisors.

On November 15, 2022, Steel Holdings terminated the Merger Agreement. The Merger Agreement was terminated following the 2021 annual meeting of stockholders of the Company, at which the proposal to adopt the Merger Agreement was (a) approved by the affirmative vote of two groups of stockholders whose approval was required for closing of the Merger under the Merger Agreement, namely, the holders of (i) a majority of the outstanding shares of Series C Preferred Stock, and (ii) a majority in voting power of the issued and outstanding shares of Common Stock and Series C Preferred Stock (voting on an as-converted basis), voting together as a single class, but (b) not approved by the remaining group of stockholders whose vote was required for closing of the Merger under the Merger Agreement, namely, a majority of the outstanding shares of Common Stock not owned, directly or indirectly, by Steel Holdings and Merger Sub, any other officer or Director of the Company or any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary. As a result of the termination of the Merger Agreement, the Voting and Support Agreement automatically terminated pursuant to its terms.

STCN Management Services Agreement

On June 14, 2019, the Company entered into a management services agreement (as amended, the "STCN Management Services Agreement") with Steel Services, an indirect wholly-owned subsidiary of Steel Holdings, effective as of June 1, 2019. The STCN Management Services Agreement superseded all prior agreements between the Company and Steel Services. Pursuant to the STCN Management Services Agreement, Steel Services provides the Company and its subsidiaries with the non-exclusive services of a person or people to serve in various positions or functions, and perform duties normally associated with those specific or substantially equivalent positions or functions for the Company, including legal and environmental, health and safety, management (including CEO services), finance, tax and treasury, human resources, "lean," internal audit, mergers and acquisitions (including business development), and information technology (the "Services").

The STCN Management Services Agreement provides that the Company will pay Steel Services a fixed monthly fee in consideration of the Services and will reimburse Steel Services and its representatives for all reasonable expenses incurred in providing the Services. Additionally, Steel Services shall, to the extent legally permissible, earn a reasonable success fee to be mutually agreed upon by the parties for any acquisition, divestiture, or financing transaction completed by the Company during the term of the STCN Management Services Agreement. The fixed monthly fee was originally $282,000. Effective February 25, 2022, following the disposition of IWCO Direct Holding Inc. and its indirect subsidiaries ("IWCO Direct") (as described in "Item 1. Business-Disposition of IWCO Direct" in the 2022 Annual Report), the parties agreed to amend the monthly fee by the portion of the fee attributable to IWCO Direct, thus reducing it to $101,920, as reflected in Amendment No. 1 to the STCN Management Services Agreement, dated October 27, 2022. Additionally, on October 25, 2023, in Amendment No. 2 to the STCN Management Services Agreement, the parties agreed to increase the monthly fee to $131,000 effective as of January 1, 2024, primarily to reflect an increase in M&A staffing.

The STCN Management Services Agreement was renewed for an additional one-year period on December 31, 2020 and will automatically renew for successive one-year periods (each such period, a "Term") unless and until terminated: (i) by either party, effective on the last day of the current Term, upon not less than 90 days' written notice to the other; (ii) by the Company, at any time, on less than 90 days' notice (provided that, in the case of (i) or (ii), the Company pays a termination fee to Steel Services as provided in the STCN Management Services Agreement, which fee shall equal 125% of the fees due under the STCN Management Services Agreement from and including the termination date until the 90th day following the date of such termination); (iii) immediately upon the bankruptcy or dissolution of Steel Services; (iv) promptly by the Company upon a material breach of the STCN Management Services Agreement by Steel Services; or (v) immediately by the Company for Cause (as defined in the STCN Management Services Agreement).

In April 2019, the Board authorized a special committee, which consists solely of independent Directors not affiliated with Steel Holdings or its affiliates, to review, negotiate, approve or reject transactions between the Company and Steel Holdings or its affiliates. The special committee reviewed, considered and recommended for approval by the Board the STCN Management Services Agreement, its renewal and its amendment, each of which was subsequently approved by the Board, with directors affiliated with Steel Services or its affiliates abstaining. In performing the Services, Steel Services is subject to the supervision and control of the special committee and is to report to the special committee and/or such other person designated by the special committee.

The STCN Management Services Agreement provides that we will reimburse Steel Services and its representatives for all reasonable expenses incurred in providing the Services. Steel Services incurred reimbursable expenses of approximately $2.3 million for Fiscal 2023 and $3.1 million for Fiscal 2022 under the STCN Management Services Agreement. For Fiscal 2023, amounts due to Steel Services (which were the fixed monthly fees) were $0.7 million, and for Fiscal 2022, amounts due to Steel Services (which were the fixed monthly fees) were $1.0 million.

ModusLink Management Services Agreement

On October 25, 2023, ModusLink entered into a management services agreement (as amended, the "ModusLink Management Services Agreement") with Steel Services, an indirect wholly-owned subsidiary of Steel Holdings, effective as of January 1, 2024. Pursuant to the ModusLink Management Services Agreement, Steel Services provides ModusLink and its subsidiaries with the same Services as described above under "*STCN Management Services Agreement*".

The ModusLink Management Services Agreement provides that ModusLink will pay Steel Services a fixed monthly fee of $80,000 in consideration of the Services and will reimburse Steel Services and its representatives for all reasonable expenses incurred in providing the Services.

The ModusLink Management Services Agreement will automatically renew for successive one-year periods (each such period, a "Term") unless and until terminated: (i) by either party, effective on the last day of the current Term, upon not less than 90 days' written notice to the other; (ii) by ModusLink, at any time, on less than 90 days' notice (provided that, in the case of (i) or (ii), ModusLink pays a termination fee to Steel Services as provided in the ModusLink Management Services Agreement, which fee shall equal 125% of the fees due under the ModusLink Management Services Agreement from and including the termination date until the 90th day following the date of such termination); (iii) immediately upon the bankruptcy or dissolution of Steel Services; (iv) promptly by ModusLink upon a material breach of the ModusLink Management Services Agreement by Steel Services; or (v) immediately by ModusLink for Cause (as defined in the ModusLink Management Services Agreement).

The Audit Committee reviewed, considered and recommended for approval by the Board the ModusLink Management Services Agreement, which was subsequently approved by the Board, with directors affiliated with Steel Services or its affiliates abstaining. In performing the Services, Steel Services is subject to the supervision and control of the Audit Committee and is to report to the Audit Committee and/or such other person designated by the Audit Committee.

The ModusLink Management Services Agreement provides that ModusLink will reimburse Steel Services and its representatives for all reasonable expenses incurred in providing the Services.

Air Travel

We also reimburse SP General Services, LLC (an affiliate of Steel Holdings), rather than Steel Services, for expenses for business-related air travel, which relates to services provided to us by Mr. Lichtenstein as Interim Chief Executive Officer as well as certain of our executive officers whose services are provided to us under the STCN Management Services Agreement. For Fiscal 2023 and Fiscal 2022, SP General Services, LLC did not incur any reportable expenses for such business-related air travel.

Delaware Litigation Settlement

On April 13, 2018, a purported shareholder, Donald Reith ("Plaintiff"), filed a verified complaint, *Reith v. Lichtenstein*, et al., 2018-277 (Del. Ch.) in the Delaware Court of Chancery. The complaint alleges class and derivative claims for breach of fiduciary duty and/or aiding and abetting breach of fiduciary duty and unjust enrichment against the Board, Warren G. Lichtenstein, Glen M. Kassan, William T. Fejes, Jack L. Howard, Jeffrey J. Fenton, Philip E. Lengyel and Jeffrey S. Wald, and stockholders Steel Holdings, SPL, SPHG Holdings, Handy & Harman Ltd. and WHX CS (collectively, the "Steel Parties") in connection with the acquisition of $35.0 million of the Series C Preferred Stock by SPHG Holdings and equity grants made to Messrs. Lichtenstein, Howard and Fejes on December 15, 2017 (collectively, the "Challenged Transactions"). The Company is named as a nominal defendant. The complaint alleges that although the Challenged Transactions were approved by a special committee consisting of the independent members of the Board (Messrs. Fenton and Wald, as well as Mr. Philip E. Lengyel), the Steel Parties dominated and controlled the special committee, who approved the Challenged Transactions in breach of their fiduciary duty. Plaintiff alleges that the Challenged Transactions unfairly diluted stockholders and therefore unjustly enriched Steel Holdings, SPHG Holdings and Messrs. Lichtenstein, Howard and Fejes. The complaint also alleges that the Board made misleading disclosures in the Company's proxy statement for the 2017 Annual Meeting of Stockholders in connection with seeking approval to amend the 2010 Incentive Award Plan to authorize the issuance of additional shares to accommodate certain shares underlying the equity grants. Remedies requested include rescission of the Series C Preferred Stock and equity grants, disgorgement of any unjustly obtained property or compensation and monetary damages. On June 8, 2018, defendants moved to dismiss the complaint for failure to plead demand futility and failure to state a claim. On June 28, 2019, the court denied most of the motion to dismiss allowing the matter to proceed. The defendants answered the complaint on September 6, 2019, denying all liability.

On August 13, 2021, the Company, together with certain of its current and former Directors, Warren Lichtenstein, Glen Kassan, William Fejes, Jr., Jack Howard, Jeffrey Fenton and Jeffrey Wald, as well as other named defendants (collectively, the "Defendants"), entered into a memorandum of understanding (the "MOU") with Plaintiff in connection with the settlement of the class and derivative action. A definitive Stipulation of Settlement (the "Stipulation") incorporating the terms of the MOU was filed with the court on February 18, 2022. Pursuant to the MOU and Stipulation, and contingent on approval of the terms by the court, the Defendants agreed to cause their directors' and officers' liability insurance carriers to pay to the Company $2.75 million in cash.

Additionally, under the MOU and separate letter agreements between the Company and such individuals (the "Surrender Agreements"), Messrs. Lichtenstein, Howard and Fejes agreed to surrender to the Company an aggregate 3.3 million shares of Common Stock that they had initially received in December 2017 in consideration for services to the Company. The surrenders and cancellations are in the following amounts (not reflecting the Reverse/Forward Split): for Mr. Lichtenstein, 1,833,333 vested shares and 300,000 unvested shares; for Mr. Howard, 916,667 vested shares and 150,000 unvested shares; and for Mr. Fejes, 100,000 vested shares. In August 2021, Mr. Lichtenstein and Mr. Howard surrendered the shares required under the MOU, the Stipulation and their respective Surrender Agreements, and in December 2021, Mr. Fejes did the same. All such shares were subsequently cancelled. Pursuant to the MOU and Stipulation, the Company has also agreed to pay the Plaintiff's counsel legal fees for this matter in an amount up to $2.05 million, if approved by the court.

After the parties filed papers in support of court approval of the settlement, and an objector filed papers in opposition to approval of the settlement, and after hearings held on August 12 and August 18, 2022, the parties submitted an amendment to the Stipulation: (i) increasing the proposed total contribution of the insurers to $3 million; (ii) reducing Plaintiff's counsel's fee request to $1.6 million; and (iii) providing that if the then-pending proposed Merger was consummated, the $3 million, minus fees awarded to Plaintiff's counsel and costs of distribution of up to $125,000, would be distributed to the holders of eligible shares of Common Stock (as defined in the Merger Agreement governing the Merger), other than the Defendants; provided, however, that no distribution is required to be made to any holder whose proportionate share of the distribution would be less than $1.00. On September 23, 2022, the court ruled that it was denying approval of the settlement. On September 12, 2023, the court approved a stipulated pretrial and trial schedule culminating in a trial scheduled for September 2024. The possible recovery, if any, with respect to this dispute cannot be determined as of the date of this Amendment.

On June 6, 2023, the Company received a books and records demand from Plaintiff under Delaware General Corporation Law Section 220, which requests an array of documents for the purported purposes of investigating potential wrongdoing in connection with the April 30, 2023 transaction between Steel Holdings and the Company. The Company is responding to this demand. The possible liability, if any, with respect to this dispute cannot be determined as of the date of this Amendment.

Employment of Mr. Martin

From August 2020 until March 2022, Mr. Martin was General Counsel and Chief Compliance Officer of the Company. Mr. Martin, whose services as our General Counsel and Chief Compliance Officer were provided to us by our manager Steel Services pursuant to the STCN Management Services Agreement and who was employed and compensated by Steel Services, was not separately compensated by us in this role. Steel Services has informed us that it cannot identify the portion of the cash compensation paid by Steel Services to Mr. Martin that relates solely to his service as a former executive officer to us, as Steel Services does not provide cash compensation to its employees specifically for such service.

Related Person Transaction Policies and Procedures

Pursuant to our Audit Committee charter, our Audit Committee has the sole and direct responsibility and authority to administer our related person transaction policies and procedures. All related person transactions, within the meaning of the applicable Nasdaq Rules and Item 404(a) of Regulation S-K, are expected to receive the approval of the Audit Committee (or, in the event it is inappropriate for the Audit Committee to review such transaction due to a conflict of interest or otherwise, by other independent directors of our Board). Under its procedures, the Audit Committee (or other subset of independent directors of our Board) considers all facts and information that are available and deemed relevant by it, including, but not limited to, whether the transaction is on terms no less favorable than the terms generally available to an unaffiliated third person under the same or similar circumstances, as well as the extent of the related person's interest in the transaction.

In addition, our Code of Business Conduct and Ethics prohibits Directors, officers and employees from entering into transactions or relationships amounting to conflicts of interest, which are defined to arise when such officer, Director or employee of the Company takes action or has an interest that prevents them from performing their Company duties and responsibilities honestly, impartially, objectively and effectively. Individuals are responsible for disclosing any transaction or relationship that could reasonably give rise or appear to give rise to a conflict of interest, in the case of employees, to the Legal Department, and in the case of Directors and officers, to the Board, which, in each case, is responsible for determining whether a conflict of interest exists.

Director Independence

Board Independence

The Board has determined that each of Messrs. Fenton and Wald and Ms. Simril satisfies the criteria for being an "independent director" in accordance with the applicable Nasdaq Rules and has no material relationship with the Company other than by virtue of his or her service on the Board. A full list of current Directors is set forth in "*Item 10. Directors*, *Executive Officers and Corporate Governance-Information About our Directors*."

Committee Independence

The Audit Committee currently consists of Mr. Fenton, Ms. Simril and Mr. Wald, as chairman, each of whom is independent for purposes of membership on that committee, as determined in accordance with the applicable Nasdaq Rules and Rule 10A-3 under the Exchange Act. The Compensation Committee currently consists of Mr. Fenton, as chairman, and Mr. Wald, each of whom is an independent director for purposes of membership on that committee, as determined in accordance with the Compensation Committee charter and applicable Nasdaq Rules. The Governance Committee currently consists of Mr. Wald, as chairman, and Ms. Simril, each of whom is independent, as determined in accordance with the applicable Nasdaq Rules.

Controlled Company Status

As of November 13, 2023, 2023, Steel Holdings, directly and indirectly, owned approximately 84.9%, and, when combined with its affiliated entities and individuals who are members of a Section 13(d) group with Steel Holdings and its affiliated entities, 85.9%, of our outstanding Common Stock (in each case, assuming conversion of the Convertible Senior Note, the Series C Preferred Stock and the Series E Preferred Stock). Each of Mr. Lichtenstein, our Interim Chief Executive Officer, a Director and the Executive Chairman of our Board, and Mr. Howard, a member of our Board, is a member of this Section 13(d) group. For more information, see "*Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*."

As a result, we are a "controlled company" within the meaning of the applicable Nasdaq Rules. Under the Nasdaq Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain Nasdaq corporate governance requirements, including: (i) the requirement that a majority of the Board consist of independent directors; (ii) the requirement that we have director nominees selected or recommended for the Board's selection, either by a majority vote of only the independent directors or by a nomination committee comprised solely of independent directors, with a written charter or Board resolution addressing the nominations process; and (iii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. We currently rely on this exemption only with respect to our Board; a majority of our Board is not independent. While we do not plan to rely on any of the other exemptions, we may do so in the future. Currently, each of our Audit Committee, Compensation Committee and Governance Committee is fully independent and has its own charter and maintain charters in line with the Nasdaq Rules.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table presents fees for professional audit services and other services rendered by the Company's independent registered public accounting firm for Fiscal 2023 and Fiscal 2022:

Fee Category	Fiscal 2023 Fees	Fiscal 2022 Fees
Audit Fees[1]	$ 1,878,756	$ 2,007,375
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 1,878,756	$ 2,007,375

(1) **Audit Fees**. Audit fees for Fiscal 2023 and Fiscal 2022 consist of fees billed for professional services rendered for the audit of the Company's consolidated financial statements and review of the interim consolidated financial statements included in quarterly reports, and services that are normally provided by the Company's auditors in connection with statutory and regulatory filings or engagements.

Audit Committee Policy on Pre-Approval of Services of Independent Registered Public Accounting Firm

Pursuant to our audit committee charter, our audit committee pre-approves the audit, audit-related, tax and other permitted services of our independent registered public accounting firm before it is engaged to render those services.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) 3. Exhibits.

  The exhibits listed in the Exhibit Index are filed, furnished or incorporated by reference in this report.

EXHIBIT INDEX

Exhibit Number	Description
31.3	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
31.4	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2023


STEEL CONNECT, INC.

By: /s/ Ryan O'Herrin
      Name: Ryan O'Herrin
      Title: Chief Financial Officer
             (Principal Financial Officer)
